


CalgonCarbon

2012 Annual Report

Financial Highlights

(Dollars in thousands except per share data)	2012	2011	2010
Net Sales	**$ 562,255**	$ 541,472	$ 482,341
Income from Operations	**$ 39,861**	$ 57,232	$ 46,304
Net Income	**$ 23,272**	$ 39,224	$ 34,850
Net Income per Common Share			
Basic	**$ 0.41**	$ 0.70	$ 0.62
Diluted	**$ 0.41**	$ 0.69	$ 0.61

About the Cover

For an art exhibit developed by the Andy Warhol Museum of Pittsburgh, Italian artist Fabrizio Gerbino found inspiration in a Calgon Carbon manufacturing plant. He mixed the Company's powdered activated carbon into hundreds of small sculptures, as shown on the front cover, to embed a product of industrial labor within his art. *www.FabrizioGerbino.com*



Fabrizio Gerbino
Purge, 2012
480 Objects - plaster, carbon, mortar color and tint
14ft x 70ft x 3 in

To Our Shareholders

In 2012, we began a process to transform our Company into a leaner, higher-performance enterprise to improve profitability and increase shareholder value. This is our clear mandate and overriding commitment.

Central to this effort was our launch of a $30 million cost and profit improvement program. We have already completed the first phase, which will provide $10 million in annualized savings beginning in 2013. The second phase, already well underway, should result in another $10 million in annualized savings beginning in 2014. The third phase, which we have begun to implement, will provide an additional $10 million in annualized savings when completed.

We also began a re-engineering of the Company's organizational structure to sharpen our focus on key markets, while optimizing our opportunities for long-term growth. We are intently focused on our operations, with continued emphasis on improving our processes, increasing our efficiencies, and lowering our costs worldwide. These steps should not only improve performance in the short term, in the face of challenging industry conditions, but also improve the Company's ability to capitalize on emerging market opportunity.

A Challenging Marketplace

All of our major markets and geographies were particularly challenging in 2012, but nonetheless, progress continued. In the U.S., despite slow growth and increased competition in the powdered activated carbon market, we were able to increase sales moderately. Despite a problematic economy in Europe, we actually grew our European business. And despite delays in finalized regulations for the ballast water treatment market, we sold 68 of our Hyde Marine treatment systems during the year.

Net sales for 2012 reached $562.3 million up from $541.5 million in 2011, a 3.8% year-over-year increase. Net income declined, however, decreasing to $23.3 million, as compared to $39.2 million for 2011. Fully diluted earnings per share declined to $0.41 versus $0.69 for the previous year. The decrease in net income and earnings per share resulted primarily from a $10.2 million restructuring charge.

A decline in gross margin percentage year-over-year, from 32.7% to 30.2%, had a significant impact on 2012's bottom line. Major contributors were:

- **The Cost of Coal.** Because one of our suppliers failed to meet contract requirements, we were forced to conduct full-scale plant trials to identify a replacement that best matched our manufacturing process—without affecting product quality. We also experienced manufacturing issues by utilizing new, different types of coals. As a result, our coal costs increased by approximately $3.6 million for the year.
- **Pearl River Plant.** Unforeseen construction issues on a capital project at our carbon production facility in Mississippi extended the shutdown period from four to seven weeks. This delay, plus a higher level of planned maintenance activities, and the impact of Hurricane Isaac were the primary reasons for approximately $3.4 million of higher plant costs.

Profitability Improvement

Phase I of a cost improvement program to increase both gross margin and net income was completed during my first four months at the Company. Annualized savings of $10 million will begin in 2013, and we are on track to realize about 90% of the benefit in the coming year. Cost savings will result from personnel reductions worldwide, manufacturing improvements at Pearl River, reduced R&D spending in 2013, and the closure of an idled manufacturing facility in China.

At Pearl River, production modifications will lower operating costs by $3.6 million annually and, at the same time, increase operational flexibility, allow for greater choice in raw materials, and increase production capacity by approximately 20%.
An additional $600,000 in annual savings should result from the permanent closure of an activated carbon plant in Datong, China.

The Datong facility had been built 10 years ago to perform the first step in the activated carbon manufacturing process. But over time, coal availability became limited as the Chinese government consolidated the coal industry. Mines closed in the region, and the plant became noncompetitive.

> There are three emerging markets which we believe represent unprecedented opportunity for Calgon Carbon.

We have no intention of exiting the activated carbon market in China, however. We are now determining the most practical and profitable way to participate, which could include supplying products from the U.S., arranging licensing agreements, and/or forming partnerships with Chinese producers. In the meantime, we will continue to provide reactivation services from our new plant in Suzhou, China.

Phase 2 of our cost and profitability improvement program is rolling out as planned. This should provide another $10 million in cost savings, with the impact realized on an annualized basis in 2014. We expect to begin realizing approximately 60% of the total benefit in 2013.

Opportunities fall within three categories:

- **Product Rationalization.** As the world's largest manufacturer of granular activated carbon (GAC) products, Calgon Carbon sells more than 100 types of granular, powdered, and pelletized activated carbons. Many of these are customized products, differing only slightly from others in the same family. We intend to combine similar products, harmonize others to standardize specifications globally, and consolidate our product line.
- **Global Procurement.** We have centralized our procurement function to take maximum advantage of our purchasing power worldwide. This new approach was initiated in September 2012, and we are already realizing significant cost savings.
- **Streamlining Our Operations.** We will maintain optimized staffing levels as we move forward, and work toward reducing transportation and warehousing costs. We are using statistical analysis and computer modeling to identify the best locations for warehousing our products and considering outsourcing options wherever appropriate.

Phase 3 is already in development. High-level programs will include: an IT re-engineering project to optimize our SAP system, a financial enterprise-based software system; a third-party plant study to improve operating efficiencies; implementation of new capital projects at our Big Sandy and Pearl River sites; and an initiative to identify longer-term coal supply opportunities.

As part of our margin improvement initiative, everything is on the table, from how we operate plants to how we manage inventory, transport products, and price them. We are questioning everything we do, with these goals in mind: increasing efficiencies, reducing costs, improving margins, and building value for shareholders.

Re-Engineering The Organization

To run the Company more efficiently and cost effectively, and to maintain a dual focus on growing our traditional businesses and capitalizing on emerging opportunities, we have re-engineered our organizational structure. This will enable us to better anticipate change, and improve our flexibility whether meeting challenges in the marketplace or the regulatory process.

With the exception of our UV technologies division, Calgon Carbon had been organized by function, such as sales, marketing, and supply chain. That changed on January 1, 2013, when we launched a new business unit structure in the Americas. Based on my experience with various organizational structures throughout my career, I believe this is the best approach for Calgon Carbon and the best way to drive customer and product profitability.

Focused on key markets, the new structure consists of four business units: municipal water solutions; specialty carbon applications, which include mercury removal; industrial and food applications; and UV technologies, including our Hyde Marine ballast water treatment business. Each unit includes product and market management, technical service, and customer/sales support. In addition, each is accountable for pricing, product availability, and margins.

The business unit structure creates a team environment focused on specific business objectives. It allows us to better allocate our resources, facilitate product rationalization, and improve transparency. I believe it will enhance our ability to globalize activities and functions and, although we are launching this structure in the Americas, we may ultimately expand this concept to other regions.


CalgonCarbon

Randall S. Dearth, President and Chief Executive Officer

This restructuring is the next logical step following a management realignment, effective January 1, 2012, that united all three regions—the Americas, Europe, and Asia—under the direction of Bob O'Brien who was promoted to the newly created position of Executive Vice President and Chief Operating Officer. This realignment has significantly enhanced our ability to make decisions on a global basis.

Additional Accomplishments

- Construction of our Gila Bend reactivation plant, which will serve the city of Phoenix and surrounding communities, is progressing on time and on budget, and is scheduled for start-up in the second quarter of 2013.
- We are in final discussions with one of the largest drinking water providers in the UK to supply GAC and reactivation services through a long-term contract, similar in size and scope to our contract with the city of Phoenix.

  Contingent upon finalizing this contract, our Board of Directors approved a $10 million capital request to upgrade and expand capacity of our Tipton plant in the UK, which has been idle since its purchase in 2011.
- Demand continues to grow for our Sentinel® ultraviolet disinfection systems. Our most recent contract, valued at $12.4 million, was awarded by the Los Angeles Department of Water and Power, which serves 3.9 million residents. It is the largest public water provider in California.
- Progress continues at Calgon Carbon Japan (CCJ), where we completed installation of SAP, a software system we are using to improve operating efficiencies and profitability.

  We strengthened management with two senior executive appointments: Natsuo Watase, named president; and Eisaku Sai, named director of operations.

  Recent contracts include: the supply of 5.3 million pounds of GAC to BlueScope Steel in Australia for removal of sulfur oxide and nitrogen oxide from exhaust gases; and a $2.5 million contract for municipal water treatment in Japan.
- We increased penetration of the Asian market, with contracts including the supply of 5.7 million pounds of GAC for drinking water in Singapore. Shipments began in October 2012.

  We also secured final operating permits for our Suzhou reactivation facility in China to reactivate spent carbon used in municipal, food, and industrial market segments. We expect business to continually improve as more customers receive their transportation permits.
- Our approach to sustainable business practices was formalized in 2012. A strategy and program were developed, committees were formed to drive the process, and our first formal initiatives were implemented. (See Sustainability Review on page 6.)

Emerging Markets

There are three emerging markets which we believe represent unprecedented opportunity for Calgon Carbon. Each of these is driven by environmental regulations. And although some compliance dates begin in 2013, full compliance in each of these markets is expected in the 2015 to 2017 timeframe. In the meantime, our products and technologies are proving to be the solutions of choice for many early adopters.

Control of Disinfection Byproducts (DBPs) in Drinking Water

The U.S. EPA's Stage 2 Disinfectants and Disinfection Byproducts Rule mandates the control of DBPs, potentially harmful compounds that are a byproduct of chlorination. Calgon Carbon's solution is granular activated carbon (GAC), which eliminates or prevents DBP formation and also removes unpleasant taste and odor compounds and endocrine disrupters. GAC reactivation services make this an economical choice.

A competing treatment option is the substitution of chloramines (chlorine and ammonia) for chlorine, which kills bacteria and viruses, but also creates a new array of disinfection byproducts, which may be more harmful than those formed with chlorine alone. These could be subject to regulation in the future, and informed citizen groups are already protesting the use of chloramines because of potential health risk.

Recent Progress:

- In 2012, Calgon Carbon was awarded a 10-year contract by the city of Phoenix, Arizona, to provide reactivation services for GAC used to treat drinking water. (Phoenix is using GAC in response to the Disinfection Byproducts Rule.)
- A similar 10-year contract for GAC reactivation services was also signed with the city of Scottsdale, Arizona.
- In addition, we are in the process of finalizing another long-term reactivation contract with the city of Glendale, Arizona, and are currently reactivating the city's spent carbon under terms of an interim agreement.

Warmer climates are particularly prone to DBPs, but they are a problem throughout the entire nation, and we expect the total U.S. market for GAC in this application to exceed 100 million pounds annually.

Mercury Removal from Power Plant Flue Gas

Powdered activated carbon (PAC) injection is the leading abatement technology for mercury removal from flue gas, a market that is regulation-driven in North America. In the U.S., the EPA's Mercury and Air Toxic Standards (MATS) have been promulgated, with compliance dates ranging from 2015 to 2017. However, there are legal challenges, and it is very difficult to estimate when litigation will be resolved. It appears that oral arguments will occur no sooner than September of 2013.

Because of state regulations in the U.S. and regulations in certain Canadian provinces, there is a current market in excess of 160 million pounds annually. The Company serves this market with a full line of FLUEPAC® products.

Recent Progress:

- Calgon Carbon supplied products for 23 full-scale trials at coal-fired power plants in 2012. Many of these used advanced FLUEPAC products that can reduce carbon injection rates by 50% to 70% below that of standard products, while exceeding mercury removal requirements.
- Five additional trials are set for the first quarter of 2013, and an additional six trials are tentative.
- In February 2013, Calgon Carbon was awarded a contract by a major U.S. power generator to supply FLUEPAC brominated PAC to remove mercury from the flue gas of coal-fired power plants in the Midwest. The two-year contract, with a value estimated at $16 to $22 million, follows expiration of a five-year, take-or-pay supply agreement.

At full compliance, the North American market size should range between 380-765 million pounds annually, and additional opportunity is developing worldwide. After four years of negotiations, 140 countries have drafted a global treaty to reduce mercury emissions. The treaty will go into effect after ratification by all participating countries. In addition, China has announced plans for mercury removal from its coal-fired power plants by 2015. Trials are expected to be conducted over the next few years to establish removal requirements.

Ballast Water Disinfection for New Ships and Retrofits

With a total market size conservatively estimated at $15 billion, this is the single largest opportunity for Calgon Carbon. Ballast water disinfection will be required by the United States Coast Guard (USCG) and the International Maritime Organization to prevent the transfer of invasive species from one ecological system to another.

Calgon Carbon's solution is the HYDE GUARDIAN® (Guardian) disinfection system, which combines filtration technology with high-intensity ultraviolet light. This fully automated system has low operating costs, a flexible footprint, and is chemical free.

> *"Today we have in place the right structure, the right people, and the focused resources to accomplish our goals."*

Recent Progress:

- A total of 68 Guardian systems were sold in 2012, including one order that represents two "firsts" – our first order from a Russian shipyard, and our first order for an icebreaker.
- To date, more than 200 Guardian units have been sold or installed on virtually every vessel type.
- The 200th unit was purchased by Korean-based Hyundai Mipo Dockyard Co., LTD, for the largest shipping Company in Southern Russia. The systems will be installed on two liquefied petroleum gas tankers in 2013.

This market is being driven by regulations from the International Maritime Organization (IMO) and the USCG. Together these will require ballast water disinfection on all new ships, and retrofits on approximately 65,000 vessels.

The Guardian system has been Type Approved by the IMO, and ratification of the IMO Convention continues. It will take effect after ratification by 30 countries, representing 35% of the world's shipping tonnage. As of year-end 2012, 36 countries had ratified the convention, representing 29% of shipping tonnage worldwide.

The USCG has approved the first independent laboratory to work with manufacturers in the Type Approval process for ballast water treatment systems. The lab is scheduled to begin testing in the third quarter of 2013. In the interim, ships whose ballast water treatment systems have IMO Type Approval may enter ports in the U.S. for a period of five years, if the systems have been designated as Alternative Management Systems (AMS) by the USGC. We have applied for AMS status for our Guardian system and have been notified that our application is now being reviewed by the second and final reviewing department.

A Path To Sustainable, Profitable Growth

We have charted a very specific course to achieving our goals: positioning Calgon Carbon to capitalize on emerging markets; improving near-term performance; and taking the Company to the next level of profitability and shareholder value.

We recognize that some of our markets are regulation-driven, and when those regulations take effect—currently expected in the 2015 to 2017 timeframe—we anticipate an actual step change in growth. The exact timing of compliance, however, is beyond our control. Although we work closely with most regulators, the final decisions on compliance are in their hands.

In the near term, we are projecting moderate and steady growth of our core businesses and expect to benefit from price increases, announced in February 2013, on coal-based activated carbon products and services. We also believe we can capitalize on opportunities in countries where we currently have little or no presence and whose economies and markets are developing at a significant pace. In addition, our ongoing cost and profit improvement program will be a meaningful driver of performance improvement.

We are pleased that the Department of Commerce has issued new tariffs on steam activated carbon imported from China, and that the antidumping order will remain in effect for at least five years. We are optimistic that these revised tariffs will encourage fair competition and fair prices that reflect both demand and manufacturing costs for activated carbon products.

I believe in this Company, its commitment to profitable growth, and its importance in solving environmental problems of our planet. Today we have in place the right structure, the right people, and the focused resources to accomplish our goals. Our mandate is clear; our commitment is unshakable. And I am truly excited to be leading Calgon Carbon in this era of challenge and change.



Randall S. Dearth
President and Chief Executive Officer

Sustainability

Establishing and Integrating a Formal Program

In 2012, Calgon Carbon formalized its sustainability efforts, developing a strategy and program that is being integrated into the Company's long-term goals.

The first step was formation of a Sustainability Steering Committee, consisting of senior management, including the CEO, and other executives with prior experience in sustainability issues. The committee's ongoing role is to shepherd and champion sustainability programs, and one of its first assignments was developing a mission statement to summarize the Company's approach:

> *"At Calgon Carbon, we provide purification products and solutions to our customers. We do this by managing our Company in an economically, environmentally, and socially responsible manner in order to protect the interests of the current and future global community."*

A Sustainability Work Team, representing a cross-section of employees from various departments and disciplines, was also formed to assist with program implementation.

Having first initiated an ongoing baseline analysis, the team is currently developing a range of tools for collecting, storing and organizing sustainability data that may ultimately serve as a "dashboard" to monitor progress toward specific sustainability targets. Additional responsibilities include raising internal awareness through employee meetings, a sustainability newsletter, and development of sustainability pages for the Company's intranet and website.

Sustainability efforts are focused on four key areas and, within each one, initial programs and projects have already been implemented: Environmental Stewardship, Enhancing Our Workplace, Community Support, and Products and Life Cycle.

Environmental Stewardship

At Calgon Carbon, environmental stewardship means taking environmental practices beyond compliance requirements to proactively reduce the Company's impact on the environment and actually improve environmental quality, wherever possible.

Projects completed or underway include:

- Paper recycling programs have been initiated at several facilities, as well as major lighting upgrades, changing out older light fixtures for newer, more energy-efficient ones.
- The Columbus, Ohio, facility is recycling its spent carbon packaging materials, which make up approximately 50% of the plant's landfill waste, and is making significant progress in becoming the Company's first zero landfill facility.
- A capital project at the Pearl River facility in Mississippi has reduced nitrogen oxide and particulate emissions by 50%. Solid waste produced in the wet scrubbing system has also been significantly reduced.

Enhancing Our Workplace

Calgon Carbon prioritizes the safety of all personnel, promotes employee wellness, offers educational support and training, and special programs for career enhancement.

Representative programs include:

- The Americas Safety Council, a corps of operations managers and plant leadership volunteers, established to review safety performance and address safety-related concerns at plants in the Americas region.
- Calgon Carbon Safety Standards, developed and deployed in 2012, to provide a comprehensive blueprint for the Company's safety program, along with hundreds of individual and management system requirements designed to ensure worker safety.
- A new human resources performance management system, developed in 2012 for implementation in 2013, to help managers and employees work more closely together in establishing smart goals and managing career development.

Community Support

As a socially responsible Company, Calgon Carbon establishes and maintains strong relationships among the communities where it operates. This initiative includes support for local charities and involvement in community activities.

Examples include:

- Corporate support of the United Way of Allegheny County, with the Company's headquarters raising $99,400 in 2012; and sponsorship of the American Heart Association's 2012 Heart Walk, contributing $12,000 through donations and fundraising.
- The Big Sandy plant in Catlettsburg, Kentucky, chairing the town's March of Dimes campaign in 2012, raising $75,000 for the charity, and donating nearly $14,000 in employee contributions to the United Way.

Products and Life Cycle

Under this initiative, Calgon Carbon not only focuses on its own products and services, but also analyzes vendor sustainability and responsibility; and examines ways to improve transportation efficiency and reduce packaging materials.

Recently launched programs include:

- Analysis of vendor sustainability and responsibility by implementing expanded waste management audits at all facilities operating in conjunction with Calgon Carbon. This expansion now includes audits for recyclers and non-hazardous waste vendors in addition to those providing hazardous waste services.
- Mandatory requirement that all waste vendors demonstrate compliance with all applicable federal, state, and local environmental and health and safety regulations.

The Year Ahead

In 2013, the Sustainability Work Team will collect Company-wide feedback to assess current initiatives, programs, relationships, policies and corporate actions that can be leveraged as part of a coordinated sustainability effort. The team will also determine if previously selected performance indicators are sufficient or if additional measurements are required.

Additional goals for the coming year include:

- Establishment of a sustainability assessment component as a requirement for the approval of new capital projects.
- Development of a sustainability tracker or "dashboard tool" to monitor progress against specific sustainability targets.
- Continued publication of a weekly sustainability newsletter, and continued development of sustainability web pages.

In 2014, the team intends to publish a stand-alone 2013 Sustainability Report that will provide comprehensive statistics and updates on the Company's sustainability goals and targets, and identify new initiatives launched or in development.

Responsible Care®

In addition to a continuing expansion of the Company's recently formalized Sustainability Program, Calgon Carbon is also pursuing Responsible Care Certification. This global initiative of the American Chemistry Council, implemented in more than 52 countries, promotes continuous improvement in health, safety and environmental performance—all leading to a safer, more sustainable future.

A Message from the Chairman



Seth E. Schofield, Chairman

Significant steps were taken in 2012 to improve the Company's profitability and increase its value for shareholders.

On November 19, the Board of Directors authorized a share repurchase program for up to $100 million of the Company's outstanding shares. On November 20, the Board approved a $50 million accelerated share repurchase (ASR) agreement with Morgan Stanley & Co. LLC, which was funded by Calgon Carbon's U.S. revolving credit facility, and was immediately accretive.

These programs were initiated following the completion of the Company's 2013 profit plan, which showed that reduced capital requirements, a lower cost structure, and better management of working capital are expected to improve profitability and cash flow generation. They underscore our decision to more aggressively manage the balance sheet, and prudently utilize Calgon Carbon's capital structure in delivering value to our shareholders.

Committed Leadership

Several important senior-level appointments were also made over the past year.

Last summer, following the retirement of John Stanik as Chairman, President, and Chief Executive Officer of Calgon Carbon, the positions of CEO and Chairman were separated. This was part of an ongoing commitment to superior corporate governance, and it resulted in two new appointments. I had been serving as the Company's Lead Director at the time, and was very pleased to accept new responsibilities as Chairman of the Board.

Concurrently, the Board appointed Randy Dearth as the Company's new President and CEO. With more than 20 years of experience in the chemical industry, eight years of experience as a CEO, and extensive international exposure in both Asian and European markets, Randy was the ideal choice. As a Director of Calgon Carbon for more than four years, he already knew the Company and believed in the value it can provide. In his first five months onboard as Chief Executive, Randy had already made a very positive impact, and much of that progress is discussed in his Letter to Shareholders.

Another key appointment was the promotion of Bob O'Brien earlier in the year to what was a newly created position, Executive Vice President and Chief Operating Officer. An outstanding and highly experienced senior manager, Bob has made excellent progress in integrating all of the Company's operating components worldwide.

Calgon Carbon has always been fortunate in having a dedicated corps of men and women around the globe whose collective performance has established the Company's brand as synonymous with high quality, dependability, and sustainability. Our thanks go to each of them and particularly, at this time, to John Stanik for his many contributions during 21 years of dedicated service.

We also extend our gratitude to Robert W. Cruickshank, who is retiring from the Board and will not stand for reelection in 2013. Bob has been a valuable asset to the Company and his broad-based financial and business expertise will be missed.

Calgon Carbon has a talented management team and a strong Board of Directors, and I know that each of us is fully aligned in our commitment to increasing shareholder value. I am confident in the Company's short- and long-term profit potential and look forward to the opportunities ahead.

Seth E. Schofield

Seth E. Schofield
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 2 0 2013

FORM 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2012 or

☐ Transition Report Pursuant to Section 12 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from to .

Commission file number 1-10776

Calgon Carbon Corporation
(Exact name of registrant as specified in its charter)

Delaware	**25-0530110**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Calgon Carbon Drive **Pittsburgh, Pennsylvania**	**15205**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (412) 787-6700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Rights to Purchase Series A Junior Participating Preferred Stock (pursuant to Rights Agreement dated as of January 27, 2005)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of February 22, 2013, there were outstanding 53,926,617 shares of Common Stock, par value of $0.01 per share.

The aggregate market value of the voting stock held by non-affiliates as of June 30, 2012 was $789,052,357. The closing price of the Company's common stock on June 30, 2012, as reported on the New York Stock Exchange was $14.22.

The following documents have been incorporated by reference:

Document	**Form 10-K Part Number**
Proxy Statement filed pursuant to Regulation 14A in connection with registrant's Annual Meeting of Shareholders to be held on May 1, 2013	III

INDEX

Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Forward-looking statements typically contain words such as "expect," "believes," "estimates," "anticipates," or similar words indicating that future outcomes are uncertain. Statements looking forward in time, including statements regarding future growth and profitability, price increases, cost savings, broader product lines, enhanced competitive posture and acquisitions, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that may cause Calgon Carbon Corporation's (the "Company") actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. Some of the factors that could affect future performance of the Company are changes in, or delays in the implementation of, regulations that cause a market for our products, acquisitions, higher energy and raw material costs, costs of imports and related tariffs, labor relations, capital and environmental requirements, changes in foreign currency exchange rates, borrowing restrictions, validity of patents and other intellectual property, and pension costs. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors and other information detailed in, as well as the other information contained in this Annual Report. Any forward-looking statement speaks only as of the date on which such statement is made and the Company does not intend to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by the Federal securities laws of the United States.

In reviewing any agreements incorporated by reference in this Form 10-K, please remember such agreements are included to provide information regarding the terms of such agreements and are not intended to provide any other factual or disclosure information about the Company. The agreements may contain representations and warranties by the Company, which should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties should those statements prove to be inaccurate. The representation and warranties were made only as of the date of the relevant agreement or such other date or dates as may be specified in such agreement and are subject to more recent developments. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.

PART I

Item 1. Business:

The Company

Calgon Carbon Corporation (the "Company") is a global leader in the manufacture, reactivation, and application of activated carbon, ballast water treatment ("BWT"), ultraviolet ("UV") light disinfection, and advanced ion-exchange technologies. These technologies are applied by customers around the world to the treatment of drinking water, wastewater, ballast water, air emissions, and a variety of industrial and commercial manufacturing processes.

The Company was organized as a Delaware corporation in 1967.

Products and Services

The Company offers a diverse range of products, services, and equipment specifically developed for the purification, separation, and concentration of liquids, gases, and other media through its three business segments: Activated Carbon and Service, Equipment, and Consumer. Each reportable segment is a global profit center that makes and sells a diverse range of products, services, and equipment specifically developed for the purification, separation and concentration of liquids, gases and other media. The Activated Carbon and Service segment manufactures and markets granular and powdered activated carbon for use in more than 700 distinct market applications that remove organic compounds from water, air, and other liquids and gases. The Service aspect of this segment consists of carbon reactivation and the leasing, monitoring and maintenance of carbon adsorption equipment (explained below). The Equipment segment provides solutions to customers' air and water purification problems through the design, fabrication, installation and sale of equipment systems that utilize a combination of the Company's enabling technologies: carbon adsorption, UV light, BWT, and advanced ion-exchange technologies. The Consumer segment supplies activated carbon cloth for use in military, industrial, and medical applications.

For further information, refer to Note 20 to the Company's consolidated financial statements contained in Item 8 of this Annual Report.

Activated Carbon and Service. The sale of activated carbon is the principle component of the Activated Carbon and Service business segment. The Company is the world's largest manufacturer of granular activated carbon products and sells more than 100 types of granular, powdered, and pelletized activated carbons made from coal, wood or coconut. Activated carbon is a porous material that removes organic compounds from liquids and gases by a process known as "adsorption." In adsorption, unwanted organic molecules contained in a liquid or gas are attracted and bound to the surface in the pores of the activated carbon as the liquid or gas is passed through.

The primary raw material used in the production of the Company's activated carbons is bituminous coal, which is crushed, sized and then processed in rotary kilns followed by high temperature furnaces. This heating process is known as "activation" and develops the pore structure of the carbon. Through adjustments in the activation process, pores of the required size and number for a particular purification application are developed. The Company's technological expertise in adjusting the pore structure in the activation process has been one of a number of factors enabling the Company to develop many special types of activated carbon available in several particle sizes. The Company also markets activated carbons from other raw materials, including coconut shell and wood.

The Company produces and sells a broad range of activated, impregnated or acid washed carbons in granular, powdered or pellet form. Granular Activated Carbon (GAC) particles are irregular in shape and generally used in fixed filter beds for continuous flow purification processes. Powdered Activated Carbon (PAC) is carbon that has been pulverized into powder and is often used in batch purification processes, in municipal water treatment applications and for flue gas emissions control. Pelletized activated carbons are extruded particles, cylindrical in shape, and typically used for gas phase applications due to the low pressure drop, high mechanical strength, and low dust content of the product.

Another important component of the Activated Carbon and Service business segment is the optional services that the Company makes available to purchasers of its products and systems required for purification, separation, concentration, taste, and odor control. The Company offers a variety of treatment services for customers including carbon supply, equipment leasing, installation and demobilization, transportation, and spent carbon reactivation. Other services include feasibility testing, process design, performance monitoring, and major maintenance of Company-owned equipment.

Spent carbon reactivation and re-supply is a key focus of the Company's service business. In the reactivation process, the spent GAC is subjected to high temperature remanufacturing conditions that destroy the adsorbed organics and assure the activated carbon is returned to usable quality. The Company is permitted to handle and reactivate spent carbons containing hazardous and non-hazardous organic compounds (see related discussion in Regulatory Matters).

The Company's custom reactivation process for U.S. municipal drinking water treatment plants is specially tailored to meet the unique demands of the drinking water industry. Activated carbon reactivation for use in drinking water treatment facilities in the United States must adhere to requirements of the American Water Works Association (AWWA) standard B605. Perhaps the most important requirement of this standard is that a municipality/ water provider must receive its own activated carbon. Unlike industrial activated carbon reactivation practiced by a number of carbon companies, where carbons from different customers can be co-mingled and reactivated as a pooled material, drinking water carbons are kept carefully segregated. This means that a drinking water provider's activated carbon is kept separate not only from industrial customers' carbons, but from other drinking water providers' carbons as well, to avoid any potential cross-contamination. The Company maintains the integrity of each drinking water provider's carbon, and our potable reactivation facilities and procedures strictly adhere to AWWA B605. The Company's Blue Lake, California and Columbus, Ohio plants have received certification from National Sanitation Foundation International (NSF) under NSF/ANSI Standard 61: Drinking Water System Components - Health Effects for custom reactivated carbon for potable water applications. NSF International is an independent, not-for-profit organization committed to protecting and improving public health and the environment. Spent municipal potable carbon reactivated at the Blue Lake and Columbus plants are certified per NSF/ANSI Standard 61. NSF/ANSI Standard 61 is the nationally recognized measure to evaluate the health effects for components and materials that contact drinking water.

The Company's carbon reactivation is conducted at numerous locations throughout the world. Granular carbon reactivation is valuable to a customer for both environmental and economic reasons, allowing them to re-use carbon cost-effectively without having to purchase expensive new carbon while protecting natural resources. The Company provides reactivation/recycling services in packages ranging from a fifty-five gallon drum to truckload quantities.

Transportation services are offered via bulk activated carbon deliveries and spent carbon returns through the Company's private fleet of trailers, capable of transporting both hazardous and non-hazardous material. The Company will arrange transportation for smaller volumes of activated carbon in appropriate containers and small returnable equipment through a network of less-than-truckload carriers.

Sales for the Activated Carbon and Service segment were $485.8 million, $486.5 million, and $427.7 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Equipment. Along with providing activated carbon products, the Company has developed a portfolio of standardized, pre-engineered, adsorption systems—capable of treating liquid flows from 1 gpm to 1,400 gpm—which can be quickly delivered and easily installed at treatment sites. These self-contained adsorption systems are used for vapor phase applications such as volatile organic compound (VOC) control, air stripper off-gases, and landfill gas emissions. Liquid phase equipment systems are used for applications of potable water treatment, process purification, wastewater treatment, groundwater remediation, and de-chlorination.

The Company produces a wide range of odor control equipment that typically utilizes catalytic activated carbon to control odors at municipal wastewater treatment facilities and pumping stations. The Company's variety of equipment systems treats the odors that emanate from municipal wastewater treatment facilities and the sewage collection systems that bring the waste to the treatment plant.

The proprietary ISEP® (Ionic Separator) continuous ion exchange units are used for the purification and recovery of many products in the food, pharmaceutical, mining, chemical, and biotechnology industries. The ISEP® Continuous Separator units perform ion exchange separations using countercurrent processing. The ISEP® and CSEP® (chromatographic separator) systems are currently used at over 400 installations worldwide in more than 40 applications in industrial settings, as well as in selected environmental applications including perchlorate and nitrate removal from drinking water.

More than 25 years ago, a predecessor of the Company introduced an advanced UV oxidation process to remediate contaminated groundwater. In 1998, the Company's scientists invented a UV disinfection process that could be used to inactivate Cryptosporidium, Giardia and other similar pathogens in surface water, rendering them harmless to humans. The UV light alters the DNA of pathogens, killing them or making it impossible for the pathogens to reproduce and infect humans. In combination with hydrogen peroxide, UV light is effective in destroying many contaminants common in groundwater remediation applications. The Company is a leader in the marketplace for innovative UV technologies with the Sentinel® line designed to protect municipal drinking water supplies from pathogens, the C3 Series™ open-channel wastewater disinfection product line for municipal wastewater disinfection, and Rayox® UV advanced oxidation equipment for treatment of contaminants such as 1,4-Dioxane, MTBE, and Vinyl Chloride in groundwater, process water, and industrial wastewater.

UV oxidation equipment can also be combined with activated carbon to provide effective solutions for taste and odor removal in municipal drinking water. Backed by years of experience and extensive research and development, the Company can recommend the best solution for taste and odor problems, whether using activated carbon, UV oxidation, or both. The Company also offers a low cost, non-chemical solution utilizing activated carbon called Peroxcarb™ for quenching excess peroxide upon completion of the advanced oxidation processes.

In January 2010, the Company purchased Hyde Marine, Inc. (Hyde Marine). More than a decade ago, Hyde Marine began developing a combination filtration/UV disinfection solution to fight the spread of aquatic invasive species. Invasion of non-native species via ballast water was described by authorities as one of the greatest threats to the world's waterways.

The Hyde GUARDIAN® System was developed as a totally chemical-free, International Maritime Organization (IMO) type approved, ballast water management solution. The system is designed to meet the needs of ship owners for an affordable, easy to install treatment system with low operating cost and proven reliability. The robust design includes an efficient, auto-backflushing filter, which removes sediment and larger plankton, and a powerful UV disinfection system that destroys or inactivates the smaller organisms and bacteria. The combination of these technologies has proven both cost-effective and compliant.

Sales for the Equipment segment were $66.1 million, $46.3 million, and $46.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Consumer. The primary product offered in the Consumer segment is carbon cloth. Carbon cloth, which is activated carbon in cloth form, is manufactured in the United Kingdom and sold to the medical, military, and specialty markets. First developed in the 1970's, activated carbon cloth was originally used in military clothing and masks to protect wearers against nuclear, biological and chemical agents. Today, Zorflex® Activated Carbon Cloth can be used in numerous additional applications, including sensor protection, filters for ostomy bags, wound dressings, conservation of artifacts, and respiratory masks.

Sales for the Consumer segment were $10.5 million, $8.7 million, and $8.6 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Markets

The Company participates in six primary areas: Potable Water, Industrial Process, Environmental Water, Environmental Air, Food, and Specialty Markets. Potable Water applications include municipal drinking water purification as well as point of entry and point of use devices. Applications in the Industrial Process Market include catalysis, product recovery and purification of chemicals and pharmaceuticals, as well as process water treatment. The major sub segments for the two Environmental markets include wastewater treatment, groundwater remediation, VOC removal from vapors, and mercury control in incinerator off-gas. Food applications include brewing, bottling, and sweetener purification. Medical, personal protection (military and industrial), automotive, consumer, and precious metals applications comprise the Specialty Market.

Potable Water Market. The Company sells activated carbons, equipment, custom reactivation services, ion exchange technology, and UV technologies to municipalities for the treatment of potable water. The activated carbon adsorption technology is used to remove disinfection by-products precursors, pesticides and other dissolved organic material to meet or exceed current regulations and to remove tastes and odors to make the water acceptable to the public. The Company also sells to original equipment manufacturers (OEMs) of home water purification systems. Granular and powdered activated carbon products are sold in this market and in many cases the granular carbon functions both as the primary filtration media as well as an adsorption media to remove the contaminants from the water. Ion exchange resins are sold in both fixed beds and continuous counter-current operations to meet strict regulatory guidelines for perchlorate in water. UV advanced oxidation systems are sold for the destruction of waterborne contaminants and UV disinfection systems are sold for the inactivation of pathogens in surface water.

Industrial Process Market. The Company's products used in industrial processing are used either for purification, separation or concentration of customers' products in the manufacturing process. The Company sells a wide range of activated carbons to the chemical, petroleum refining, and process industries for the purification of organic and inorganic chemicals, amine, soda ash, antibiotics, and vitamins. Activated carbon products and services are also used to decolorize chemicals such as hydrochloric acid. Further, activated carbon is used in treatment of natural gas, and other high purity gases to remove unwanted contamination. The liquefied natural gas industry uses activated carbons to remove mercury compounds that would otherwise corrode process equipment. Activated carbons are also sold for gasoline vapor recovery equipment.

Environmental Water and Air Markets. The Company offers its products and services to assist private industries in meeting the stringent environmental requirements imposed by various government entities. Products used for wastewater and ballast water treatment, the cleanup of contaminated groundwater, surface impoundments, and accidental spills comprise a significant need in this market. The Company provides products and services employing both activated carbon adsorption and UV technologies for emergency and temporary cleanup services as well as for permanent installations.

The Company's reactivation/recycle service is an especially important element if the customer has contaminants that are hazardous organic chemicals. Reactivation saves the environment and eliminates the customers' expense and difficulty in securing long-term containment (such as landfills) for hazardous organic chemicals.

Activated carbon is also used in the chemical, pharmaceutical, and refining industries for purification of air discharge to remove contaminants such as benzene, toluene, and other volatile organics. In addition, reduction of mercury emissions from coal-fired power plants is a significant, growing market for the Company. As a response to this market opportunity, the Company has made significant investments at its Catlettsburg, Kentucky plant, which included enhancements to one of its production lines to produce FLUEPAC® powdered activated carbons to serve the needs of coal-fired power plants. The Company also has a pulverization facility to more efficiently produce its FLUEPAC® product at the Catlettsburg, Kentucky plant.

The Company's Rayox® System is an industry staple for the destruction of organic compounds in groundwater. Rayox® is also used as a process water and wastewater treatment option for the removal of alcohol, phenol, acetone, total organic compound (TOC), and chemical oxygen demand (COD)/Biological oxygen demand (BOD).

The Hyde Marine ballast water treatment system is a fully automated system that can be integrated into a ship's ballast control system. The compact design can be skid mounted for new construction or can be made modular for easy installation in crowded machinery spaces on existing vessels. The Hyde GUARDIAN® System is a complete ballast water management solution for cruise ships, cargo and container ships, and military vessels.

Food Market. Sweetener manufacturers are the principal purchasers of the Company's products in the food industry. As a major supplier, the Company's specialty acid-washed activated carbon products are used in the purification of dextrose and high fructose corn syrup. Activated carbons are also sold for use in the purification of cane sugar. Other food processing applications include de-colorization and purification of many different foods and beverages and for purifying water, liquids and gases prior to usage in brewing and bottling. Continuous ion-exchange systems are also used in this market for the production of lysine and vitamin E as well as purification of dextrose and high fructose corn syrup.

Specialty Market. The Company is a major supplier of specialty activated carbons to manufacturers of gas masks supplied to the United States and European military as well as protective respirators and collective filters for first responders and private industry. The markets for collective filters for military equipment, indoor air quality, and air containment in incineration and nuclear applications are also serviced.

Additional industries using activated carbons include precious metals producers to recover gold and silver from low-grade ore. The Company's activated carbon cloth product is used in medical and other specialty applications.

Sales and Marketing

In the United States, the Company operates primarily through a direct sales force and maintains sales offices in Pittsburgh, Pennsylvania; Santa Fe Springs, California; and Marlton, New Jersey. In some markets and technologies, the Company also sells through agents and distributors. In Canada and in Latin America the Company maintains offices in Markham, Ontario; Sao Paulo, Brazil; and Mexico City, Mexico and sells primarily through agent/distributor relationships.

In the Asia Pacific Region, the Company maintains offices in Singapore; Tokyo, Japan; Osaka, Japan; Suzhou, China; Shanghai, China; and Taipei, Taiwan, and uses direct sales as well as agents and distributors to manage sales.

In Europe, the Company has sales offices in Feluy, Belgium; Ashton-in-Makerfield, United Kingdom; Houghton le-Spring, United Kingdom; Beverungen, Germany; Paris, France; Gothenburg, Sweden; and Kolding, Denmark, and operates through a direct sales force. The Company also has a network of agents and distributors that conduct sales in certain countries in Europe, the Middle East, and Africa.

All offices can play a role in sales of products or services from any of the Company's segments. Geographic sales information can be found in Note 20 to the Company's consolidated financial statements contained in Item 8 of this Annual Report. Also refer to Risk Factors included in Item 1A.

Over the past three years, no single customer accounted for more than 10% of the total sales of the Company in any year.

Backlog

The Company had a sales backlog of $33.3 million and $39.3 million as of January 31, 2013 and 2012, respectively, in the Equipment segment. The Company expects to carry approximately $3.4 million of the 2013 backlog into 2014, $3.6 million into 2015, and $0.2 million into 2016.

Competition

With respect to the production and sale of activated carbon related products, the Company has a major global presence, and has several competitors in the worldwide market. Norit, a subsidiary of Cabot Corporation, Mead/Westvaco Corporation, a United States company and Siemens Water Technologies, a division of Siemens AG, a German company, are the primary competitors. Chinese producers of coal-based activated carbon and certain East Asian producers of coconut-based activated carbon participate in the market on a worldwide basis and sell principally through numerous resellers. Competition in activated carbons, carbon equipment and services is based on quality, performance, and price. Other sources of competition for the Company's activated carbon services and systems are alternative technologies for purification, filtration, and extraction processes that do not employ activated carbons.

A number of other smaller competitors engage in the production and sale of activated carbons in local markets, but do not compete with the Company on a global basis. These companies compete with the Company in the sale of specific types of activated carbons, but do not generally compete with a broad range of products in the worldwide activated carbon business.

In the United States and Europe, the Company competes with several small regional companies for the sale of its reactivation services and carbon equipment.

The Company's UV technologies product line has primary competition from Trojan Technologies, Inc., a Canadian company owned by Danaher Corporation, a United States company, and Xylem, headquartered in White Plains, N.Y., a United States company.

Hyde Marine's ballast water treatment competition utilizing UV and filtration includes Panasia of Busan, Korea, Alfa Lavel of Sweden and Optimarin of Norway. As of January 25, 2013, there are 13 Type Approved treatment systems that utilize UV.

Raw Materials

The principal raw material purchased by the Company for its Activated Carbon and Service segment is bituminous coal from mines primarily in the United States usually purchased under both long-term and annual supply contracts.

The Company purchases natural gas from various suppliers for use in its Activated Carbon and Service segment production facilities. In both the United States and Europe, substantially all natural gas is purchased pursuant to various annual and multi-year contracts with natural gas companies.

The Company purchases hydrogen peroxide via an annual supply contract for its UV technologies business.

The only other raw material that is purchased by the Company in significant quantities is pitch, which is used as a binder in the carbon manufacturing process. The Company purchases pitch from various suppliers in North America, Germany, and China under annual supply contracts and spot purchases.

The purchase of key equipment components and fabrications are coordinated through agreements with various suppliers for Hyde Marine, UV and the carbon equipment markets.

The Company does not presently anticipate any significant problems in obtaining adequate supplies of its raw materials or equipment components.

Research and Development

The Company's primary research and development (R&D) activities are conducted at a research center in Pittsburgh, Pennsylvania with additional facilities in the United Kingdom and Japan. The Pittsburgh facility is used for the evaluation of experimental activated carbon and equipment and application development. Experimental systems are also designed and evaluated at this location.

The principal goals of the R&D's research program are to improve the Company's position as a technological leader in solving customers' problems with its products, services and equipment; develop new products and services; and provide technical support to customers and operations of the Company.

Research programs include new and improved methods for manufacturing and utilizing new and enhanced activated carbons such as the commercial sales of numerous products for mercury removal from flue gas, including a proprietary second generation sulfur tolerant carbon with commercial sales. In the energy storage market, carbons developed for the ultracapacitor market have been tested in full scale production and approved by the largest ultra capacitor manufacturer.

The UV Technologies (UVT) Division performs R&D to continuously advance the application of UV technologies to pathogens as well as new and emerging contaminants. Additionally, UVT R&D is devoted to continual product advancement for reduction of life cycle cost to the customer and to ensure compliance with U.S. and international regulations. This includes R&D work on Advanced Oxidation for treatment of taste and odor compounds (MIB and Geosmin), nitrosamines, pesticide/herbicides and pharmaceutical/personal care products.

For ballast water treatment, Hyde Marine has active R&D for continued ballast treatment efficacy testing in multiple marine environments and new product development to extend the range, usability and end application. As an example, the Hyde GUARDIAN® has achieved ATEX Certification from the registrar Det Norske Veritas (DNV) for installation in hazardous areas.

Research and development expenses were $8.0 million, $7.9 million, and $7.5 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Patents and Trade Secrets

The Company possesses a substantial body of technical knowledge and trade secrets and owns 69 United States patent applications and/or patents as well as 181 patent applications and/or patents in other countries. The issued United States and foreign patents expire in various years from 2013 through 2031.

The technology embodied in these patents, trade secrets, and technical knowledge applies to all phases of the Company's business including production processes, product formulations, and application engineering. The Company considers this body of technology important to the conduct of its business.

Regulatory Matters

United States:

Big Sandy Plant. By letter dated January 22, 2007, the Company received from the United States Environmental Protection Agency (EPA) Region 4, a report of a hazardous waste facility inspection performed by the EPA and the Kentucky Department of Environmental Protection (KYDEP) as part of a Multi Media Compliance Evaluation of the Company's Big Sandy Plant in Catlettsburg, Kentucky that was conducted on September 20 and 21, 2005. Accompanying the report was a Notice of Violation (NOV) alleging multiple violations of the Federal Resource Conservation and Recovery Act (RCRA) and corresponding EPA and KYDEP hazardous waste regulations.

The alleged violations mainly concern the hazardous waste spent activated carbon regeneration facility. The Company met with the EPA on April 17, 2007 to discuss the inspection report and alleged violations, and submitted written responses in May and June 2007. In August 2007, the EPA notified the Company that it believed there were still significant violations of RCRA that were unresolved by the information provided in the Company's responses, without specifying the particular violations. During a meeting with the EPA on December 10, 2007, the EPA indicated that the agency would not pursue certain other alleged violations. The Company has taken action to address and remediate a number of the alleged violations. The Company now believes, and the EPA has indicated, that the number of unresolved issues as to alleged continuing violations cited in the January 22, 2007 NOV has been reduced substantially. The EPA can take formal enforcement action to require the Company to remediate any or all of the unresolved alleged continuing violations, which could require the Company to incur substantial additional costs. The EPA can also take formal enforcement action to impose substantial civil penalties with respect to violations cited in the NOV, including those which have been admitted or resolved.

By letter dated January 5, 2010, the EPA determined that certain residues resulting from the treatment of the carbon reactivation furnace off-gas are RCRA listed hazardous wastes and the material dredged from the onsite wastewater treatment lagoons were RCRA listed hazardous wastes and that they need to be managed in accordance with RCRA regulations. The Company believes that the cost to treat and/or dispose of the material dredged from the lagoons as hazardous waste could be substantial. However, by letter dated January 22, 2010, the Company received a determination from the KYDEP Division of Waste Management that the materials were not RCRA listed hazardous wastes when recycled, as had been the Company's practice. The Company believes that pursuant to EPA regulations, KYDEP is the proper authority to make this determination. Thus, the Company believes that there is no basis for the position set forth in the EPA's January 5, 2010 letter and the Company will vigorously defend any complaint on the matter. By letter dated May 12, 2010 from the Department of Justice Environmental and Natural Resources Division (the "DOJ"), the Company was informed that the DOJ was prepared to take appropriate enforcement action against the Company for the NOV and other violations under the Clean Water Act (CWA). The Company met with the DOJ on July 9, 2010 and agreed to permit more comprehensive testing of the lagoons and to share data and analysis already obtained. On July 19, 2010, the EPA sent the Company a formal information request with respect to such data and analysis, which was answered by the Company. In September 2010, representatives of the EPA met with Company personnel for two days at the Big Sandy plant. The visit included an inspection by the EPA and discussion regarding the plan for additional testing of the lagoons and material dredged from the lagoons.

The Company, EPA and DOJ have had ongoing meetings and discussions since the September 2010 inspection. The Company has completed testing of some of the material dredged from the lagoons and of materials in one of the lagoons. The results of this testing have been provided to the EPA and the KYDEP. The Company believes that the results are favorable. On March 9, 2012 the KYDEP issued a determination that the material dredged from the lagoons that comes from that portion of the stockpile that has been tested; material currently in the lagoons; and future generated material, no longer contains a hazardous waste. The determination further states that KYDEP will not regulate the material as a solid waste so long as the material is managed in accordance with certain agreed upon procedures. On April 2, 2012 the EPA issued a similar determination with respect to the material dredged from the lagoons that comes from that portion of the stockpile that has been tested.

On April 11, 2012, the Company met with the EPA to attempt to negotiate a comprehensive settlement including the extent, if any, of additional testing that should be done on any of the remaining material; the long-term plans for the lagoons including possible process modifications and civil penalties. The EPA indicated that such a comprehensive resolution may be possible but that the agency still expects significant civil penalties with respect to the violations cited in the NOV as well as the alleged CWA violations. The Company believes that the size of any civil penalties, if any, should be reduced since all the alleged violations, except those with respect to the characterization of the certain residues resulting from the treatment of the carbon reactivation furnace off-gas and the material dredged from the onsite wastewater treatment lagoons, have been resolved. The Company believes that there should be no penalties associated with respect to the characterization of the residues resulting from the treatment of the carbon reactivation furnace off-gas and the material dredged from the onsite wastewater treatment lagoons as the Company believes that those materials are not RCRA listed hazardous waste as has been determined by the KYDEP and the testing has shown that the material is not hazardous.

The Company cannot predict with any certainty the probable outcome of this matter. The Company accrued $2.0 million as its estimate of potential loss related to civil penalties as of December 31, 2010. In the second quarter of 2012, the Company recorded a reduction of $0.2 million to this estimate. Since April 2012, the Company and the EPA have continued to negotiate the issues. In November 2012 the parties met and agreed in principal to a total civil penalty of $1.6 million. The EPA is currently drafting a consent decree. The Company expects to sign a consent decree in early 2013.

Frontier Chemical Processing Royal Avenue Site. In June 2007, the Company received a Notice Letter from the New York State Department of Environmental Conservation (NYSDEC) stating that the NYSDEC had determined that the Company is a Potentially Responsible Party (PRP) at the Frontier Chemical Processing Royal Avenue Site in Niagara Falls, New York (the "Site"). The Notice Letter requested that the Company and other PRP's develop, implement and finance a remedial program for Operable Unit #1 at the Site. Operable Unit #1 consists of overburden soils and overburden and upper bedrock groundwater. The Company has not determined what portion of the costs associated with the remedial program it will be obligated to bear and the Company cannot predict with any certainty the outcome of this matter or range of potential loss. The Company has joined a PRP group (the "PRP Group") and has executed a Joint Defense Agreement with the group members. The PRP Group has approximately $7.5 million in a trust account to fund remediation. In August 2008, the Company and over 100 PRP's entered into a Consent Order with the NYSDEC for additional site investigation directed toward characterization of the Site to better define the scope of the remedial project. The Company contributed monies to the PRP Group to help fund the work required under the Consent Order. The additional site investigation required under the Consent Order was initiated in 2008 and completed in the spring of 2009. A final report of the site investigation was submitted to the NYSDEC in October 2009 and revised in September 2010. By letter dated October 10, 2010, the NYSDEC approved the report and terminated the Consent Order. The PRP Group was issued a Significant Industrial User Permit by the Niagara Falls Water Board (NFWB) in November 2010. The permit allows the shallow ground water flow from the Site to continue to be naturally captured by the adjacent sewer tunnels with subsequent treatment of the ground water at the Niagara Falls Wastewater Treatment Plant.

The PRP Group has now proposed and the NYSDEC has agreed to permit onsite thermal treatment of the contaminated soil to achieve the soil clean-up standards. Estimated costs for thermal treatment of soils are $7.5 million to $8 million. The Company has not determined what portion of the costs associated with the remedial program it will be obligated to bear and the Company cannot predict with any certainty the outcome of this matter or range of potential loss.

Waterlink. In conjunction with the February 2004 purchase of substantially all of Waterlink Inc.'s (Waterlink) operating assets and the stock of Waterlink's U.K. subsidiary, environmental studies were performed on Waterlink's Columbus, Ohio property by environmental consulting firms that provided an identification and characterization of certain areas of contamination. In addition, these firms identified alternative methods of remediating the property and prepared cost evaluations of the various alternatives. The Company concluded from the information in the studies that a loss at this property is probable and recorded the liability. At December 31, 2012 and December 31, 2011, the balance recorded as a component of current liabilities was $1.4 million and $2.0 million, respectively. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, and the remediation experience of experts in groundwater remediation. It is reasonably possible that a further change in the estimate of this obligation will occur as remediation progresses. The Company incurred $0.6 million, $0.7 million, and $0.1 million of environmental remediation costs for the years ended December 31, 2012, 2011 and 2010, respectively. A $1.3 million reduction of the liability was recorded in the Activated Carbon and Service segment for the year ended December 31, 2011 related to a change in the estimate of the obligation that occurred during the year. The change in estimate was as a result of a more definitive environmental assessment and review of the current technology available to the Company to remediate the property. Remediation activities are currently expected to be completed by the end of 2014.

Europe and Asia:

The Company is also subject to various environmental health and safety laws and regulations at its facilities in Belgium, Germany, the United Kingdom, China, and Japan. These laws and regulations address substantially the same issues as those applicable to the Company in the United States. The Company believes it is presently in substantial compliance with these laws and regulations.

Employee Relations

As of December 31, 2012, the Company employed 1,231 persons on a full-time basis, 912 of whom were salaried and non-union hourly production, office, supervisory and sales personnel. The United Steelworkers represent 259 hourly personnel in the United States. The current contracts with the United Steelworkers expire on July 31, 2014, at the Pittsburgh, PA facility, February 14, 2016 at the Columbus, Ohio facility and June 9, 2013 at the Company's Catlettsburg, Kentucky facility. The 60 hourly personnel at the Company's Belgian facility are represented by two national labor organizations with contracts expiring on July 31, 2013. The Company also has hourly employees at three non-union United Kingdom facilities, six non-union United States facilities one each located in Arizona, California, Mississippi, and New York and two in Pennsylvania, as well as at three non-union China facilities.

Copies of Reports

The periodic and current reports of the Company filed with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available free of charge, as soon as reasonably practicable after the same are filed with or furnished to the SEC, at the Company's website at www.calgoncarbon.com. All other filings with the SEC are available on the SEC's website at www.sec.gov.

Copies of Corporate Governance Documents

The following Company corporate governance documents are available free of charge at the Company's website at www.calgoncarbon.com and such information is available in print to any shareholder who requests it by contacting the Secretary of the Company at 400 Calgon Carbon Drive, Pittsburgh, PA 15205.

- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation Committee Charter
- Governance Committee Charter
- Executive Committee Charter
- Code of Business Conduct and Ethics
- Code of Ethical Business Conduct Supplement for Chief Executive and Senior Financial Officers
- Director Orientation and Continuing Education Policy

Risks relating to our business

Delays in enactment of new state or federal regulations could restrict our ability to reach our strategic growth targets and lower our return on invested capital.

Our strategic growth initiatives are reliant upon more restrictive environmental regulations being enacted for the purpose of making water and air cleaner and safer. Examples include regulation of mercury emissions, drinking water disinfection by-products, and ship ballast water. If stricter regulations are delayed or are not enacted or enacted but subsequently repealed or amended to be less strict, or enacted with prolonged phase-in periods, our sales growth targets could be adversely affected and our return on invested capital could be reduced.

For example, on December 16, 2011, the EPA published the Mercury and Air Toxic Standard. The final rule has a three year compliance schedule for most power plants. Additional appeals, litigation, and regulatory proceedings could defer implementation of mercury reduction regulation for years or indefinitely. The Company is unable to predict with certainty when and how the outcome of these complex legal, regulatory and legislative proceedings will affect demand for its products.

Also, the Hyde GUARDIAN® ballast water treatment system developed and sold by our Hyde Marine, Inc subsidiary received type approval from the International Maritime Organization ("IMO") in April 2009. However the IMO Ballast Water Management Convention, which would mandate the use of IMO approved ballast water treatment systems for ships in international traffic, has yet to be ratified. Similarly the United States Coast Guard ("USCG") has recently published regulations for the regulation of ballast water in U.S waters. The USCG has not yet approved any ballast water treatment system, including the Hyde GUARDIAN® ballast water treatment system, under its new regulations.

Our financial results could be adversely affected by an interruption of supply or an increase in coal prices.

We use bituminous coal as the main raw material in our activated carbon production process. Based upon our current projected usage and price, we estimate that our 2013 coal costs in the United States will be approximately $31.3 million excluding the cost of transportation to our carbon manufacturing facilities. We have various annual and multi-year contracts in place for the supply of our coal that expire at various intervals from 2013 to 2015 and cover approximately 43% of our expected 2013 tonnage. Interruptions in coal supply caused by mine accidents, labor disputes, transportation delays, breach of supplier contractual obligations, floods or other events for other than a temporary period could have an adverse effect on our ability to meet customer demand. We use very specific certain high quality metallurgical coals for many of our products. Our inability to obtain these high-quality coals at competitive prices in a timely manner due to changing market conditions with limited high-quality suppliers could also have an adverse affect on our financial results. In addition, increases in the prices we pay for coal under our supply contracts could adversely affect our financial results by significantly increasing production costs. Based upon the current estimated usage and price of coal in 2013, a hypothetical 10% increase in the price of coal excluding transportation costs that is not covered by our supply contracts, would result in $1.6 million of additional pre-tax expense to us. We may not be able to pass through raw material price increases to our customers.

Environmental compliance and remediation and potential climate change could result in substantially increased capital requirements and operating costs.

Our production facilities are subject to environmental laws and regulations in the jurisdictions in which they operate or maintain properties. Costs may be incurred in complying with such laws and regulations. Each of our domestic production facilities require permits and licenses issued by local, state and federal regulators which regulate air emissions, water discharges, and solid waste handling. These permits are subject to renewal and, in some circumstances, revocation. International environmental requirements vary and could have substantially lesser requirements that may give competitors a competitive advantage. Additional costs may be incurred if environmental remediation measures are required. In addition, the discovery of contamination at any of our current or former sites or at locations at which we dispose of waste may expose us to cleanup obligations and other damages. For example, the Company has received Notices of Violations (NOVs) from the U.S. EPA and from the Kentucky Department of Environmental Protection. While the Company is attempting to resolve these matters, an unfavorable result could have a significant adverse impact on our results of operations and cash flows. If we receive similar demands in the future, we may incur significant costs in connection with the resolution of those matters. Refer to Regulatory Matters within Item 1, Business for a more detailed discussion. In addition, there is currently vigorous debate over the effect of CO^2 gas releases and the effect on climate change. Many of our activities create CO^2 gases. Should legislation or regulation be enacted, it could have a material adverse effect upon our ability to expand our operations or perhaps continue to operate as we currently do.

Encroachment into our markets by competitive technologies could adversely affect our financial results.

Activated carbon is utilized in various applications as a cost-effective solution to solve customer problems. If other competitive technologies, such as membranes, ozone and UV, are advanced to the stage in which such technologies could cost effectively compete with activated carbon technologies, we could experience a decline in net sales, which could adversely affect our financial results.

Our business is subject to a number of global economic risks.

Financial markets in the United States, Europe, and Asia continue to experience extreme disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intending to address extreme market conditions that include severely restricted credit and declines in values of certain assets.

An economic downturn in the businesses or geographic areas in which we sell our products could reduce demand for our products and result in a decrease in sales volume that could have a negative impact on our results of operations. Continued volatility and disruption of financial markets in the United States, Europe and Asia could limit our customers' ability to obtain adequate financing or credit to purchase our products or to maintain operations, and result in a decrease in sales volumes that could have a negative impact on our results of operations.

Our industry is highly competitive. If we are unable to compete effectively with competitors having greater resources than we do, our financial results could be adversely affected.

Our activated carbon business faces significant competition principally from Norit, Mead/Westvaco Corporation and Siemens Water Technologies, as well as from European and Chinese activated carbon producers and East Asian producers of coconut-based activated carbon. Our UV technology products face significant competition principally from Trojan Technologies, Inc., which is owned by Danaher Corporation, and Xylem. Our competitors include major manufacturers and diversified companies, a number of which have revenues and capital resources exceeding ours, which they may use to develop more advanced or more cost-effective technologies, increase market share or leverage their distribution networks. We could experience reduced net sales as a result of having fewer resources than these competitors.

Increases in U.S. and European imports of Chinese or other foreign manufactured activated carbon could have an adverse effect on our financial results.

We face pressure and competition in our U.S. and European markets from brokers of low cost imported activated carbon products, primarily from China. We believe we offer the market technically superior products and related customer support. However, in some applications, low cost imports have become accepted as viable alternatives to our products because they have been frequently sold at less than fair value in the market. If the markets in which we compete experience an increase in these imported low cost carbons, especially if sold at less than fair value, we could see declines in net sales. In addition, the sales of these low cost activated carbons may make it more difficult for us to pass through raw material price increases to our customers.

In response to a petition from the U.S. activated carbon industry filed in March 2006, the United States Department of Commerce (DOC) announced the imposition of anti-dumping duties starting in October 2006. The DOC announcement was based on extensive economic analysis of the operations and pricing practices of the Chinese producers and exporters. The DOC announcement required U.S. Customs and Border Protection to require importers of steam activated carbon from China to post a provisional bond or cash deposit in the amount of the duties. The anti-dumping duties are intended to offset the amount by which the steam activated carbon from China is sold at less than fair value in the U.S.

In March 2007, the International Trade Commission (ITC) determined that these unfairly priced steam activated carbon imports from China caused material injury to the U.S. activated carbon industry. The affirmative decision by the ITC triggered the imposition of significant anti-dumping duties in the form of cash deposits, ranging from 62% to 228%. The anti-dumping duties will be imposed for at least five years but are subject to periodic review within the time frame. The first review period began in April 2008 and covered the tariff period from October 2006 through March 2008. The results of this review indicated that the estimated anti-dumping duties originally imposed for this period were too high and have been substantially reduced. The results of the second review, covering the period from April 2008 through March 2009, were issued in November 2010 and resulted in further downward revisions to the dumping margins for most of the participating Chinese exporters. The results of the third review covering the period from April 2009 through March 2010 were issued in October 2011 and were generally consistent with the results of Period of Review II. The results of the fourth POR covering imports from April 2010 through March 2011 were issued in November 2012. These results showed an increase in deposit rates mainly due to the use of different surrogate countries for manufacturing input values used in the DOC anti-dumping calculations. Although these surrogate inputs are under appeal, any potential revisions would not go into effect before the end of 2013 and would unlikely reduce deposits rates below those seen in POR III.

Reviews of annual periods subsequent to this period will begin in April of the year following the twelve month period then completed. The significant anti-dumping duties, originally imposed by the DOC, and the affirmative decision by the ITC has had an adverse impact on the cost of Chinese manufactured activated carbon imported into the U.S. However, the anti-dumping duties could be further reduced or eliminated in the future which could adversely affect demand or pricing of our product.

In 2012, the ITC initiated its first "sunset" review of the anti-dumping order. This review was concluded in February 2013 and the ITC decided that revoking the antidumping order on imports of steam activated carbon from the People's Republic of China would likely lead to continuation or recurrence of injury to the domestic industry. As a result, the antidumping order on certain activated carbon from China will remain in place until at least 2017 when a second sunset review proceeding will be undertaken. Over this time, importers of subject activated carbon from China will be required to make cash deposits of estimated antidumping tariffs at the time the goods are entered into the U.S. The deposit rates will be determined by the Commerce Department based on annual retrospective reviews of steam activated carbon imported from China similar to POR I, II, III, and IV.

Failure to innovate new products or applications could adversely affect our ability to meet our strategic growth targets.

Part of our strategic growth and profitability plans involve the development of new products or new applications for our current products in order to replace more mature products or markets that have seen increased competition. If we are unable to develop new products or applications, our financial results could be adversely affected.

A planned or unplanned shutdown at one of our production facilities could have an adverse effect on our financial results.

We operate multiple facilities and source product from strategic partners who operate facilities which are close to water or in areas susceptible to floods, hurricanes, and earthquakes. An unplanned shutdown at any of our or our strategic partners' facilities for more than a temporary period as a result of a hurricane, typhoon, earthquake, flood or other natural disaster, or as a result of fire, explosions, war, terrorist activities, political conflict or other hostilities, or as a result of unforeseen mechanical problems, could significantly affect our ability to meet our demand requirements, thereby resulting in lost sales and profitability in the short-term or eventual loss of customers in the long-term. In addition, a prolonged planned shutdown of any of our production facilities due to a change in the business conditions could result in impairment charges that could have an adverse impact on our financial results.

Our inability to successfully negotiate new collective bargaining agreements upon expiration of the existing agreements could have an adverse effect on our financial results.

We have collective bargaining agreements in place at four production facilities covering approximately 27% of our full-time workforce as of December 31, 2012. Those collective bargaining agreements expire from 2013 through 2016. Any work stoppages as a result of disagreements with any of the labor unions or our failure to renegotiate any of the contracts as they expire could disrupt production and significantly increase product costs as a result of less efficient operations caused by the resulting need to rely on temporary labor.

Our pension plans are currently underfunded, and we expect to be subject to significant increases in pension contributions to our defined benefit pension plans, thereby restricting our cash flow.

We sponsor various pension plans in the United States and Europe that are underfunded and require significant cash payments. We contributed $2.1 million and $6.2 million to our U.S. Pension plans and $1.8 million and $1.9 million to our European pension plans in 2012 and 2011, respectively. We currently expect to contribute approximately $1.3 million to our U.S. pension plans to meet minimum funding requirements, in accordance with our funding policy, and $2.1 million to our European pension plans in 2013. An economic downturn would negatively impact the fair value of our pension assets which could result in increased funding requirements of our pension plans. If our cash flow from operations is insufficient to fund our worldwide pension liability, we may be forced to reduce or delay capital expenditures or seek additional capital.

The funding status of our pension plans is determined using many assumptions, such as inflation, investment rates, mortality, turnover and interest rates, any of which could prove to be different than projected. If the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, or not realized, we may be required to contribute more to our pension plans than we currently expect. For example, an approximate 25-basis point decline in the funding target interest rate under Section 430 of the Internal Revenue Code, as added by the Pension Protection Act of 2006 for minimum funding requirements, would increase our minimum required funding policy contributions to our U.S. pension plans by approximately $1.0 million over the next three fiscal years. This amount reflects the provisions of Moving Ahead for Progress in the 21st Century Act (MAP-21) affecting pension plan funding.

Our pension plans in the aggregate are underfunded by approximately $43 million as of December 31, 2012 (based on the actuarial assumptions used for Accounting Standards Codification (ASC) 715 "Compensation – Retirement Benefits," purposes and comparing our projected benefit obligation to the fair value of plan assets) and required a certain level of mandatory contributions as prescribed by law. Our U.S. pension plans, which were underfunded by approximately $28 million as of December 31, 2012, are subject to ERISA. In the event our U.S. pension plans are terminated for any reason while the plans are less than fully funded, we will incur a liability to the Pension Benefit Guaranty Corporation that may be equal to the entire amount of the underfunding at the time of the termination. In addition, changes in required pension funding rules that were affected by the enactment of the Pension Protection Act of 2006 have significantly increased our funding requirements, which could have an adverse effect on our cash flow and require us to reduce or delay our capital expenditures or seek additional capital. Refer to Note 13 to our consolidated financial statements contained in Item 8 of this Annual Report.

Our international operations expose us to political and economic uncertainties and risks from abroad, which could negatively affect our results of operations.

We have manufacturing facilities and sales offices in Europe, China, Japan, Taiwan, Singapore, Brazil, Mexico, Canada, and the United Kingdom which are subject to economic conditions and political factors within the respective countries which, if changed in a manner adverse to us, could negatively affect our results of operations and cash flow. Political risk factors include, but are not limited to, taxation, nationalization, inflation, currency fluctuations, foreign exchange restrictions, increased regulation and quotas, tariffs and other protectionist measures. Approximately 71% of our sales in 2012 were generated by products sold in the U.S., Canada, and Western Europe while the remaining sales were generated in other areas of the world, such as Asia, Eastern Europe, and Latin America.

Our European and Japanese activated carbon businesses are sourced from both the United States and China, which subjects these businesses to foreign exchange transaction risk.

Our virgin activated carbon is produced primarily in the United States. We also source significant quantities of activated carbon in China. Produced and sourced activated carbons are provisioned to all of our global operations. Sales of these carbons are typically denominated in U.S. dollars yet are ultimately sold in other currencies thereby creating foreign currency exchange transaction risk. We generally execute foreign currency derivative contracts of not more than eighteen months in duration to cover a portion of our known or projected foreign currency exposure. However, those contracts do not protect us from longer-term trends of a strengthening U.S. dollar, which could significantly increase our cost of activated carbon delivered to our European and Japanese markets, and we may not be able to offset these costs by increasing our prices.

We have operations in multiple foreign countries and, as a result, are subject to foreign exchange translation risk, which could have an adverse effect on our financial results.

We conduct significant business operations in several foreign countries. Of our 2012 net sales, approximately 54% were sales to countries other than the United States, and 2012 net sales denominated in non-U.S. dollars represented approximately 45% of our overall net sales. We conduct business in the local currencies of each of our foreign subsidiaries or affiliates. Those local currencies are then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. Changes in exchange rates, particularly the strengthening of the U.S. dollar, could significantly reduce our sales and profitability from foreign subsidiaries or affiliates from one period to the next as local currency amounts are translated into fewer U.S. dollars.

Our business includes capital equipment sales which could have extreme fluctuations due to the cyclical nature of that type of business.

Our Equipment segment represented approximately 12% of our 2012 net sales. This business generally has a long project life cycle from bid solicitation to project completion and often requires customers to make large capital commitments well in advance of project execution. In addition, this business is usually affected by the general health of the overall economy. As a result, sales and earnings from the Equipment segment could be volatile.

Our financial results could be adversely affected by shortages in energy supply or increases in energy costs outside the United States.

The price for and availability of energy resources could be volatile as it is affected by political and economic conditions that are outside our control. We utilize natural gas as a key component in our activated carbon reactivation manufacturing process at each of our major facilities outside the United States. If shortages of, or restrictions on the delivery of natural gas occur, production at our non-domestic activated carbon reactivation facilities would be reduced, which could result in missed deliveries or lost sales. We also have exposure to fluctuations in energy costs as they relate to the transportation and distribution of our products. We may not be able to pass through natural gas and other fuel price increases to our customers.

Declines in the operating performance of one of our business segments could result in an impairment of the segment's goodwill.

As of December 31, 2012, we had consolidated goodwill of approximately $27.0 million recorded in our business segments, primarily from our Activated Carbon and Service and Equipment segments. We test our goodwill on an annual basis or when an indication of possible impairment exists in order to determine whether the carrying value of our assets is still supported by the fair value of the underlying business. To the extent that it is not, we are required to record an impairment charge to reduce the asset to fair value. A decline in the operating performance of any of our business segments could result in a goodwill impairment charge which could have a material effect on our financial results.

Our required capital expenditures may exceed estimates.

Our capital expenditures were $60.7 million in 2012 and are forecasted to be approximately $40 to $45 million in 2013. Future capital expenditures may be significantly higher and may vary substantially if we are required to undertake certain actions to comply with new regulatory requirements or compete with new technologies. We may not have the capital to undertake the capital investments. If we are unable to do so, we may not be able to effectively compete.

Our international operations are subject to political and economic risks for conducting business in corrupt environments.

We conduct business in developing countries, and we are focusing on increasing our sales in regions such as South America, Southeast Asia, India and the Middle East, which are less developed, have less stability in legal systems and financial markets, and are generally recognized as potentially more corrupt business environments than the United States and therefore, present greater political, economic and operational risks. We emphasize compliance with the law and have policies in place, procedures and certain ongoing training of employees with regard to business ethics and key legal requirements such as the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act (UKBA) and all applicable export control laws and regulations of the United States and other countries (the Export Regulations); however, there can be no assurances that our employees will adhere to our code of business conduct, other Company policies, the FCPA, the UKBA or the Export Regulations. If we fail to enforce our policies and procedures properly or maintain internal accounting practices to accurately record our international transactions or if we violate any of these laws or regulations, we may be subject to severe criminal or civil sanctions and penalties, including fines, debarment from export privileges and loss of authorizations needed to conduct aspects of our international business. We could incur significant costs for investigation, litigation, fees, settlements and judgments which, in turn, could negatively affect our business, financial condition and results of operations.

Our products could infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, our products may infringe or otherwise violate the intellectual property rights of others. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the patents and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim.

If we were to discover or be notified that our products potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Significant stockholders or potential stockholders may attempt to effect changes at the Company or acquire control over the Company, which could adversely affect the Company's results of operations and financial condition.

Stockholders of the Company may from time to time engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes or acquire control over the Company. Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting the Company's operations and diverting the attention of the Company's Board of Directors and senior management from the pursuit of business strategies. As a result, stockholder campaigns could adversely affect the Company's results of operation and financial condition.

Our stockholder rights plan and our certificate of incorporation and bylaws and Delaware law contain provisions that may delay or prevent an otherwise beneficial takeover attempt of our Company.

Our stockholder rights plan and certain provisions of our certificate of incorporation and bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These include provisions:

- providing for a board of directors with staggered, three-year terms;
- requiring super-majority voting to affect certain amendments to our certificate of incorporation and bylaws;
- limiting the persons who may call special stockholders' meetings;
- limiting stockholder action by written consent;
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholders' meetings; and
- allowing our board of directors to issue shares of preferred stock without stockholder approval.

These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock, or could limit the ability of our stockholders to approve transactions that they may deem to be in their best interest.

Item 1B. Unresolved Staff Comments:

None.

The Company owns thirteen production facilities, two of which are located in Pittsburgh, Pennsylvania; and one each in the following locations: Catlettsburg, Kentucky; Pearlington, Mississippi; Blue Lake, California; Columbus, Ohio; Feluy, Belgium; Grays, United Kingdom; Datong, China; Suzhou, China; Tipton, United Kingdom; Fukui, Fukui Prefecture, Japan and Gila Bend, Arizona. The Company leases two production facilities in Coraopolis, Pennsylvania and one production facility in each of the following locations: Houghton le-Spring, United Kingdom; Ashton-in-Makerfield, United Kingdom; Tianjin, China and North Tonawanda, New York. The Company owns three warehouses, one of which is in Pittsburgh, Pennsylvania and the other are in La Louviere and Feluy, Belgium. The Company also leases 49 warehouses, service centers, and sales office facilities. Of these, twenty-eight are located in the United States, five in each China and Japan, two in Canada and one each in the United Kingdom, Sweden, Germany, Singapore, Taiwan, France, Denmark, Hong Kong and Brazil. Four of the United States facilities are located in Pittsburgh, Pennsylvania and one each in the following locations: Downingtown, Pennsylvania; Rutland, Massachusetts; Rockdale, Illinois; Santa Fe Springs, California; Marlton, New Jersey; Stockton, California; Tempe, Arizona; Kenova, West Virginia; Ontario, California; Schenley, Pennsylvania; South Point, Ohio; Muncy, Pennsylvania; Steubenville, Ohio; Ironton, Ohio; Troutdale, Oregon; Port Bienville, Mississippi; Sulphur, Louisiana; Westlake, Ohio, and Wilmington, Delaware as well as two in Houston, Texas and three in Huntington, West Virginia. Two of the China facilities are located in each Shanghai and Tianjin and one in Beijing. The Canadian facilities are located in Markham and St. Catherines, Ontario. The facility in Denmark is located in Kolding. The United Kingdom facility is located in Ashton-in-Makerfield. The Swedish facility is located in Gothenburg. The facility in Germany is located in Beverungen. The Taiwan facility is located in Taipei. The facility in France is located in Paris. In Japan, the Company leases five facilities, one each in Tokyo, Osaka, Okayama, Kitakiashu and Chiba. The Brazilian facility is located in Sao Paulo. The Company's 20% owned joint venture, Calgon Carbon (Thailand) Co. Ltd., leases one facility in Nakornrachasima, Thailand.

The Catlettsburg, Kentucky plant is the Company's largest facility, with plant operations occupying approximately 50 acres of a 226-acre site. This plant, which serves the Activated Carbon and Service segment, produces granular and powdered activated carbons and acid washed granular activated carbons and reactivates spent granular activated carbons.

The Pittsburgh, Pennsylvania carbon production plant occupies a four-acre site and serves the Activated Carbon and Service segment. Operations at the plant include the reactivation of spent granular activated carbons, the impregnation of granular activated carbons and the grinding of granular activated carbons into powdered activated carbons. The plant also has the capacity to finish coal-based or coconut-based specialty activated carbons.

The Pearlington, Mississippi plant occupies a site of approximately 100 acres. The plant has one production line that produces granular and powdered activated carbons for the Activated Carbon and Service segment.

The Columbus plant occupies approximately 27 acres in Columbus, Ohio. Operations at the plant include the reactivation of spent granular activated carbons, impregnation of activated carbon, crushing activated carbon to fine mesh, acid and water washing, filter-filling, and various other value added processes to granular activated carbon for the Activated Carbon and Service segment.

The Blue Lake plant, located near the city of Eureka, California, occupies approximately two acres. The primary operation at the plant includes the reactivation of spent granular activated carbons for the Activated Carbon and Service segment.

The Pittsburgh, Pennsylvania Equipment and Assembly plant is located on Neville Island and is situated within a 16-acre site that includes a 300,000 square foot building. The Equipment and Assembly plant occupies 85,000 square feet with the remaining space used as a centralized warehouse for carbon inventory. The plant, which serves the Equipment and Activated Carbon and Service segments, manufactures and assembles fully engineered carbon equipment for purification, concentration and separation systems. This plant also serves as the east coast staging and refurbishment point for carbon service equipment.

The Coraopolis, Pennsylvania Engineered Solutions plants consist of a 44,000 square foot production facility and a 16,691 square foot production facility located near Pittsburgh, Pennsylvania. The facilities are adjacent properties and the primary focus is the manufacture of UV, Ion Exchange (ISEP®) and Hyde GUARDIAN® equipment, including mechanical and electrical assembly, controls systems integration and validation testing of equipment. This location also serves as the Pilot Testing facility for Process Development, as well as the spare parts distribution center for UV, ISEP® and Hyde GUARDIAN® systems. This plant serves the Equipment segment.

In 2009, the Company entered into a lease with the City of North Tonawanda, New York for use of an existing activated carbon reactivation furnace located at the city's wastewater treatment facility. This unit was renovated and retrofit for the Company to use for reactivating spent activated carbon from food grade and potable water system customers for the Activated Carbon and Service segment. While it is ready for use, it is not operational.

The Feluy plant occupies a site of approximately 38 acres located 30 miles south of Brussels, Belgium. Operations at the plant include both the reactivation of spent granular activated carbons and the grinding of granular activated carbons into powdered activated carbons for the Activated Carbon and Service segment.

The Grays plant occupies a three-acre site near London, United Kingdom. Operations at the plant include the reactivation of spent granular activated carbons for the Activated Carbon and Service segment.

The Ashton-in-Makerfield plant occupies a 1.6 acre site, 20 miles west of Manchester, United Kingdom. Operations at the plant include the impregnation of granular activated carbons for the Activated Carbon and Service segment. The plant also has the capacity to finish coal-based or coconut-based activated carbons.

The Houghton le-Spring plant, located near the city of Newcastle, United Kingdom, occupies approximately two acres. Operations at the plant include the manufacture of woven and knitted activated carbon textiles and their impregnation and lamination for the Consumer segment.

The Fukui, Fukui Prefecture, Japan plant, that serves the Activated Carbon and Service segment, occupies a site of approximately six acres and has two production lines for carbon reactivation.

The Tianjin, China plant is licensed to export activated carbon products. It occupies approximately eight acres. This plant finishes, sizes, tests, and packages activated carbon products for the Activated Carbon and Service segment for distribution both inside China and for export.

The Suzhou, China plant occupies approximately 11 acres and is a reactivation facility that serves the Activated Carbon and Service segment.

In October of 2011, the Company purchased a plant in which it will reactivate spent granular activated carbon to serve the Activated Carbon and Service segment in Tipton, Dudley, United Kingdom. The Company is currently planning for plant renovations and upgrades for reactivating spent granular activated carbon. The plant is not currently operational.

In October of 2012, the plant located in Datong, China was permanently closed and is under a contract of sale.

The Company is currently constructing a reactivation facility in Gila Bend, Arizona to serve the activated carbon and service segment. The reactivation facility, which is expected to be complete and operational by April 2013, will have an annual reactivation capacity of approximately 25 million pounds and it occupies a 20 acre site.

The Company believes that the plants and leased facilities are adequate and suitable for its current operating needs.

Item 3. Legal Proceedings:

ADA-ES. On March 20, 2007, the Company and ADA-ES entered into a Memorandum of Understanding (MOU) providing for cooperation between the companies to attempt to jointly market powdered activated carbon (PAC) to the electric power industry for the removal of mercury from coal fired power plant flue gas. The MOU provided for commissions to be paid to ADA-ES in respect of product sales. The Company terminated the MOU effective as of August 24, 2007 for convenience. Neither party had entered into sales or supply agreements with prospective customers as of that date. On March 3, 2008, the Company entered into a supply agreement with a major U.S. power generator for the sale of powdered activated carbon products with a minimum purchase obligation of approximately $55 million over a 5 year period. ADA-ES claimed that it is entitled to commissions over the course of the 5 year contract, which the Company denies. On September 29, 2008, the Company filed suit in the United States District Court for the Western District of Pennsylvania for a declaratory judgment from the Court that the Company has no obligation to pay ADA-ES commissions related to this contract or for any future sales made after August 24, 2007. The Company was countersued alleging breach of contract. A jury trial was concluded in July 2010 and the Company received an adverse jury verdict determining that it breached its contract with ADA-ES by failing to pay commissions on sales of PAC to the mercury removal market. The jury awarded $3.0 million for past damages and $9.0 million in a lump sum for future damages. On December 21, 2010, the Company reached a settlement agreement with ADA-ES and paid ADA-ES $7.2 million in return for the satisfaction of the verdict. The Company recognized litigation expense of $6.7 million for the year ended December 31, 2010 related to this matter in the Activated Carbon and Service segment.

For Your Ease Only ("FYEO"). In 2002, the Company was sued by FYEO. The case arises out of the Company's patent covering anti-tarnish jewelry boxes, U.S. Patent No. 6,412,628 ("the '628 Patent"). FYEO and the Company were competitors in the sale of jewelry boxes through a common retailer. In 2002, the Company asserted to the retailer that FYEO's jewelry box infringed the '628 Patent. FYEO filed suit in the U.S. District Court for the Northern District of Illinois for a declaration that the patent was invalid and not infringed, and claiming that the Company had tortuously interfered with its relationship with the retailer. The Company defended the suit until December 2003, when the case was stayed pending a re-examination of the '628 Patent in the Patent and Trademark Office. That patent was re-examined and certain claims of that patent were rejected by order dated February 25, 2008. The Company appealed, but the re-examination was affirmed by the Court of Appeals for the Federal Circuit. The Patent Trademark Office issued a re-examination certificate on August 25, 2009. The stay on litigation was lifted. In addition, in 2007, while litigation between FYEO and Calgon was stayed, FYEO obtained a default judgment against Mark Schneider and Product Concepts Company (which had a prior contractual relationship with the Company in connection with the jewelry box business). FYEO attempted to collect their default judgment against the Company. Thereafter, FYEO's claim on the collection of the default judgment went to trial in 2009 and was rejected, in a determination that the Company had no continuing obligation to Schneider or Product Concepts. FYEO appealed that ruling, to the Seventh Circuit Court of Appeals. The Company and FYEO entered into a binding term sheet to settle these cases on December 31, 2010 for $4.3 million. The Company recognized litigation expense of $3.3 million for the year ended December 31, 2010. These litigation contingencies are recorded in the Consumer segment. Under the terms of the settlement, the Company paid FYEO in January 2011. The Company has liquidated its existing inventory and exited the anti-tarnish jewelry organizer business as of December 31, 2011 in accordance with the agreement.

In addition to the matters described above, the Company is involved in various other legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of the nature considered normal to its business. It is the Company's policy to accrue for amounts related to the legal matters when it is probable that a liability has been incurred and the loss amount is reasonably estimable. Management believes that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated financial position or liquidity of the Company, but an adverse outcome could be material to the results of operations in a particular period in which a liability is recognized.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Repurchases of Equity Securities:

Common Shares and Market Information

Common shares are traded on the New York Stock Exchange under the trading symbol CCC. There were 1,473 registered shareholders at December 31, 2012.

Quarterly Common Stock Price Ranges and Dividends

	2012			2011		
Fiscal Quarter	High	Low	Dividend	High	Low	Dividend
First	16.99	14.37	—	15.88	13.45	—
Second	14.95	13.08	—	17.83	15.93	—
Third	15.76	12.70	—	15.63	13.56	—
Fourth	14.45	11.86	—	16.59	13.23	—

The Company did not declare or pay any dividends in 2012 and 2011. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's earnings, cash flows, and capital investment plans to pursue long-term growth opportunities.

The information appearing in Item 12 of Part III below regarding common stock issuable under the Company's equity compensation plan is incorporated herein by reference.

Shareholder Return Performance Graph

The following performance graph and related information shall not be deemed "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares the yearly change in cumulative total shareholder return of the Company's common stock with the cumulative total return of the Standard & Poor's (S&P's) 500 Stock Composite Index and a Peer Group. The Company believes that its core business consists of purifying air, water and other products. As such, the Company uses a comparative peer group benchmark. The companies included in the group are Clarcor, Inc., Donaldson Co. Inc., Esco Technologies Inc., Flanders Corp., Lydall, Inc., Millipore Corp. (2007-2009), and Pall Corp.

Comparison of Five-Year Cumulative Total Return*
Among Calgon Carbon's Common Stock, S&P 500 Composite Index, and Peer Group


200
150
100
50
0
Dollars
100.00
96.66
75.52
63.01
93.23
87.47
79.68
126.06
95.16
91.68
144.14
98.87
93.62
149.58
108.61
89.24
2007
2008
2009
2010
2011
2012
Fiscal Year Ended December 31
Peer Group
Calgon Carbon
S&P 500 Index, Total Return

* *Assumes that the value of the investment in Calgon Carbon Common Stock and the index and Peer Group was $100 on December 31, 2007 and that all dividends are reinvested.*

Issuer Repurchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Repurchase Plans or Programs[1]	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs
October 1 – October 31, 2012	—	$ —	—	—
November 1 – November 30, 2012	3,276,002	$15.26	3,276,002	$50,000,000
December 1 – December 31, 2012	312[2]	$14.11	—	—

(1) On November 19, 2012, the Company publicly announced that its Board of Directors authorized the accelerated repurchase of up to $100 million of its common stock. There is no expiration date for this program.

(2) This represents shares surrendered to the Company by employees to satisfy tax withholding obligations on restricted share awards issued under the Company's Equity Incentive Plan. Future purchases under this plan will be dependent

Item 6. Selected Financial Data:

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Calgon Carbon Corporation

(Dollars in thousands except per share data)	**2012[1]**	2011[3]	2010[5]	2009[7]	2008[8]
Income Statement Data:					
Net sales	**$562,255**	$541,472	$482,341	$411,910	$400,270
Net income	**$ 23,272**	$ 39,224	$ 34,850	$ 39,159	$ 28,840
Net income per common share, basic	**$ 0.41**	$ 0.70	$ 0.62	$ 0.72	$ 0.65
Net income per common share, diluted	**$ 0.41**	$ 0.69	$ 0.61	$ 0.69	$ 0.54
Cash dividends declared per common share	**$ —**	$ —	$ —	$ —	$ —
Balance Sheet Data (at year end):					
Total assets	**$577,769**	$552,990	$501,563	$425,718	$387,262
Long-term debt	**$ 44,408[2]**	$ 1,103[4]	$ 3,721[6]	$ —	$ —[9]

(1) Includes $10.2 million of restructuring charges and $1.7 million of multi-employer pension charges (Refer to Notes 2 and 13 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information). Also includes a $1.7 million charge related to an agreement with the Company's former Chief Executive Officer.

(2) Excludes $19.6 million of debt which is classified as current. Refer to Note 8 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information.

(3) Includes a full year of the Calgon Carbon Japan acquisition which was not reported on a consolidated basis until March 31, 2010 and $3.3 million of net earnings related to a reversal of net uncertain tax positions. Refer to Notes 3 and 14 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information. Also includes a $2.2 million, pre-tax, employee separation charge.

(4) Excludes $26.3 million of debt which is classified as current. Refer to Note 8 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information.

(5) Includes the impact of 2010 acquisitions including a $2.7 million gain on acquisition as well as, $3.4 million of net earnings related to a reduction in valuation allowance associated with foreign tax credits and $12.0 million for litigation and other contingency charges. Refer to Notes 3, 14, and 18 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information.

(6) Excludes $24.6 million of debt which is classified as current.

(7) Includes a $0.9 million, pre-tax, loss on debt extinguishment and $4.8 million of net earnings related to a reduction of the valuation allowance associated with foreign tax credits.

(8) Includes the gain on AST Settlement of $9.3 million, pre-tax and a loss on debt extinguishment of $8.9 million, pre-tax.

(9) Excludes $7.9 million of debt which is classified as current.

Overview

The Company reported net income of $23.3 million or $0.41 per diluted share for 2012, as compared to net income of $39.2 million or $0.69 per diluted share for 2011. Sales increased for the sixth consecutive year resulting in a $20.8 million or 3.8% increase for 2012. Foreign currency translation had a $7.5 million negative effect on sales.

The Company encountered a challenging business environment in 2012. In response, the Company adopted a worldwide strategy to reduce costs and realign the organization structure in response to the global economic slowdown, rising raw material and maintenance costs, and delays in implementation of environmental regulations that had negatively impacted the Company. As a part of this strategy, the Company began the process of consolidating operations at certain locations, permanently closed one of its manufacturing facilities, evaluating non-core businesses for potential divestiture, and reduced headcount.

Results of Operations

2012 Versus 2011

Consolidated net sales increased $20.8 million or 3.8% in 2012 as compared to 2011. The total negative impact of foreign currency translation on consolidated net sales was $7.5 million.

Net sales for the Activated Carbon and Service segment decreased $0.7 million or 0.2% from 2011. Sales growth in Europe of $7.0 million, primarily in the Potable Water market, was offset by a $7.4 million negative impact of foreign currency translation. Net sales in the Equipment segment increased $19.8 million or 42.7% from 2011. The increase was primarily due to higher revenue recognized for ultraviolet light (UV) systems, principally ballast water treatment, which increased 71%. Foreign currency translation effects in the Equipment segment were not significant. Net sales in the Consumer segment increased $1.7 million or 19.7% from 2011. The increase was primarily due to higher demand for activated carbon cloth. Foreign currency translation had a negative impact of $0.1 million for the Consumer segment.

Net sales less cost of products sold (excluding depreciation), as a percent of net sales, was 30.2% in 2012 compared to 32.7% in 2011. The 2.5 percentage point decrease was primarily in the Activated Carbon and Service segment. This decline was due to $3.4 million of higher plant maintenance costs primarily as a result of one additional planned major maintenance activity in 2012 as well as significant maintenance costs at the Company's Pearl River facility related to delays in a capital project, maintenance issues, and the impact of Hurricane Isaac. Also contributing to the decline were higher coal and coal-related costs of approximately $3.6 million. Of this amount, coal price increases were $1.5 million and coal related manufacturing issues resulting from the utilization of new and different coal types resulted in increased costs of $2.1 million. In addition, the Company's labor costs also increased by approximately $4.0 million. Both the Equipment and Consumer segments were comparable to 2011. The Company's cost of products sold excludes depreciation; therefore it may not be comparable to that of other companies.

Depreciation and amortization increased by $2.0 million or 8.1% in 2012 as compared to 2011. The increase is primarily related to increased depreciation related to the Company's reactivation facility in Suzhou, China of $0.8 million that was placed into service during 2012. Also contributing to the increase was increased depreciation of $1.0 million related to capital improvements at the Company's Feluy, Belgium and Catlettsburg, Kentucky facilities that were placed into service in 2011 and 2012.

Selling, general and administrative expenses decreased by $2.6 million or 2.9% in 2012 as compared to 2011. The decrease was principally due to a decline in legal expense of $2.1 million as a result of fewer legal matters in 2012 and the positive impact of foreign exchange of $1.0 million. Partially offsetting this decrease was a $1.7 million multi-employer pension plan charge (Refer to additional discussion in Note 13 of the Company's consolidated financial statements contained in Item 8 of this Annual Report). The 2011 period included $1.0 million of costs related to the Company's former PreZerve product line. On a segment basis, selling, general and administrative expenses for both the Activated Carbon and Service and Equipment segments were comparable versus 2011. Selling, general and administrative expenses declined approximately $1.0 million for the Consumer segment due to the above mentioned costs related to the former PreZerve product line.

Research and development expenses were comparable in 2012 versus 2011.

The Company recorded $10.2 million of restructuring charges in 2012 which primarily consist of $5.8 million of termination benefits related to a reduction in headcount and a $3.6 million impairment charge for the permanent closure of the Company's Datong, China activated carbon production facility (Refer to additional discussion in Note 2 of the Company's consolidated financial statements contained in Item 8 of this Annual Report). These restructuring charges are within the Activated Carbon and Service segment.

Litigation and other contingencies were comparable in 2012 versus 2011.

Other expense – net increased $1.2 million or 89.5% in 2012 as compared to 2011. The increase is primarily as a result of $0.4 million of foreign exchange losses due to unhedged positions. In addition, the 2011 period included $0.4 million of additional license income in the Company's Equipment Segment.

The provision for income taxes for 2012 was $14.1 million as compared to $17.2 million in 2011. The effective tax rate for the year ended December 31, 2012 was 37.7% compared to 30.4% for the year ended December 31, 2011. The 2012 tax rate increased over the 2011 effective tax rate primarily due to the valuation allowance recorded in 2012 and the uncertain tax position reversal that occurred in 2011. The Company will permanently close its Datong, China facility. The Company has net operating losses and other deferred tax assets related to the Datong facility which it may no longer realize. Therefore, the Company recorded a valuation allowance against these deferred tax assets which increased the 2012 tax rate approximately 1.5% over the 2011 tax rate. Additionally, the Company's 2011 tax rate was reduced from the U.S. statutory rate by 5.8% related primarily to the expiration of the statute of limitations on uncertain tax positions.

2011 Versus 2010

Consolidated net sales increased $59.1 million or 12.3% in 2011 as compared to 2010. The total positive impact of foreign currency translation on consolidated net sales was $13.9 million.

Net sales for the Activated Carbon and Service segment increased $58.8 million or 13.7% from 2010. Calgon Carbon Japan (CCJ) sales, which were not reported on a consolidated basis until March 31, 2010, accounted for approximately $24.3 million or 41% of the increase from 2010. In addition to the aforementioned $17.9 million impact which resulted from the additional three months of sales, approximately $6.4 million of the increase related to volume and price increases for the last nine months of 2011. Foreign currency translation had a positive impact of $13.6 million. Higher pricing primarily in the Company's Environmental Water Treatment, Environmental Air Treatment, Industrial Process, and Potable markets of $6.0 million, $5.4 million, $4.4 million, and $2.3 million, respectively, contributed to the remaining year over year increase. Sales in the Equipment segment increased approximately $0.2 million or 0.5% from 2010. The increase was due to higher revenue recognized for ultraviolet light (UV) systems, including ballast water treatment, which increased 57%. Partially offsetting this increase was a decline in demand for the Company's traditional carbon adsorption equipment. Foreign currency translation was comparable versus 2010. Sales for the Consumer segment increased by $0.1 million or 1.3% from 2010 which was primarily due to the positive impact of foreign currency translation of $0.3 million which was partially offset by the decline in sales related to the exit of the former PreZerve product line.

Net sales less cost of products sold (excluding depreciation), as a percent of net sales, was 32.7% in 2011 compared to 34.3% in 2010. The 1.6 percentage point decrease was primarily as a result of higher sales of lower margin outsourced carbon products in the Activated Carbon and Service segment that occurred throughout the year. In addition, the impact of the Company's coal cost increases contributed to 1.2 percent of the decline. Also contributing to the decline were the unexpected equipment failures that occurred during the start-up of the Company's new reactivation facilities in Belgium and China during the fourth quarter of 2011 resulting in a 0.3 percentage point decline. The impact of these items more than offset the aforementioned price increases. Both the Equipment and Consumer segments were comparable to 2010. The Company's cost of products sold excludes depreciation; therefore, it may not be comparable to that of other companies.

Depreciation and amortization increased by $2.3 million or 10.2% in 2011 as compared to 2010. The increase is primarily related to increased depreciation related to the significant capital improvements at the Company's Catlettsburg, Kentucky and Feluy, Belgium facilities that were placed into service during 2011 and 2010.

Selling, general and administrative expenses increased by $10.4 million or 13.4% in 2011 as compared to 2010. The increase was principally due to increased employee related costs of $6.0 million which includes a $2.2 million separation charge as a result of management changes in the Company's Europe and Asia regions. The Company continued to execute its growth initiatives during 2011 which included the addition of personnel whose costs totaled $1.8 million in the Equipment segment for its UV and Hyde Marine operations. Foreign exchange also had a $1.0 million unfavorable impact on the year. On a segment basis, selling, general and administrative expenses increased in 2011 by approximately $5.9 million in the Activated Carbon and Service segment and $2.9 million for the Equipment segment which were both primarily related to the above-mentioned increase in employee related costs. Selling, general and administrative expenses for the Consumer segment were comparable versus 2010.

Research and development expenses increased by $0.4 million or 5.5% in 2011 as compared to 2010. The increase was primarily due to an increase in advanced product testing costs related to mercury removal from flue gas.

Litigation and other contingencies of $(0.3) million in 2011 includes a $1.3 million reduction in the estimate to complete a remediation project at the Company's Columbus, Ohio production facility partially offset by environmental remediation expense of $0.6 million related to the Catlettsburg, Kentucky facility and $0.3 million related to a legal charge in the Company's Consumer segment. The $12.0 million charge from litigation and other contingencies in 2010 includes $6.7 million and $3.3 million related to legal settlements with ADA-ES and FYEO, respectively, as well as environmental contingencies of $2.0 million (Refer to additional discussion in Note 18 of the Company's consolidated financial statements contained in Item 8 of this Annual Report).

Interest income and expense were comparable in 2011 versus 2010.

As a result of the acquisition of Hyde Marine and CCJ, which are more fully described within Note 3 to the consolidated financial statements included in Item 8, the Company recorded a gain of $2.7 million in 2010.

Other expense – net was comparable in 2011 versus 2010.

The provision for income taxes for 2011 was $17.2 million as compared to $13.2 million in 2010. The effective tax rate for the year ended December 31, 2011 was 30.4% compared to 27.5% for the year ended December 31, 2010. The Company's 2011 tax rate was reduced from the U.S. statutory rate by 5.8% related primarily to the expiration of the statute of limitations on uncertain tax positions. The Company's 2010 tax rate was reduced from the U.S. statutory rate by 7.3% related primarily to the reversal of $3.4 million of valuation allowances on foreign tax credits. The 2011 tax rate increased 2.9% over the 2010 effective tax rate primarily due to the valuation allowance reversal that occurred in 2010.

Equity in income from equity investments for 2010 was $0.1 million and related to the former joint venture of Calgon Mitsubishi Chemical Corporation (CMCC) (Refer to Note 3 to the consolidated financial statements included in Item 8).

Working Capital and Liquidity

Cash flows provided by operating activities were $72.7 million for the year ended December 31, 2012 as compared to $53.0 million for the year ended December 31, 2011. The $19.7 million increase was due to favorable working capital changes which were primarily related to inventory. Cash flows provided by operating activities were $53.0 million for the year ended December 31, 2011 as compared to $33.8 million for the year ended December 31, 2010. The $19.2 million increase was principally due to additional net income and lower pension contributions of $6.2 million.

The Company recorded purchase of businesses, net of cash, of $2.1 million related to the acquisitions made during the year ended December 31, 2010.

Credit Facility

The Company's U.S. Credit Facility (Credit Facility), which expires on November 17, 2016, contains a revolving credit capacity of $125.0 million with a $30.0 million sublimit for the issuance of letters of credit. So long as no event of default has occurred and is continuing, the Company from time to time may request one or more increases in the total revolving credit commitment under the Credit Facility of up to $50.0 million in the aggregate. No assurance can be given, however, that the total revolving credit commitment will be increased above $125.0 million.

Availability under the Credit Facility is dependent upon various customary conditions. A quarterly nonrefundable commitment fee is payable by the Company based on the unused availability under the Amended Credit Agreement and is currently equal to 0.25%. Total availability under the Credit Facility at December 31, 2012 and December 31, 2011 was $78.6 million and $122.8 million, respectively, after considering outstanding letters of credit and borrowings.

The interest rate on amounts owed under the Credit Facility will be, at the Company's option, either (i) a fluctuating base rate based on the highest of (A) the prime rate announced from time to time by the lenders, (B) the rate announced by the Federal Reserve Bank of New York on that day as being the weighted average of the rates on overnight federal funds transactions arranged by federal funds brokers on the previous trading day plus 3.00% or (C) a daily LIBOR rate plus 2.75%, or (ii) LIBOR-based borrowings in one, two, three, or six month increments at the applicable LIBOR rate plus 1.25%. A margin may be added to the applicable interest rate based on the Company's leverage ratio. The interest rate per annum on outstanding borrowings as of December 31, 2012 ranged from 1.25% to 1.50%.

Total outstanding borrowings under the Credit Facility were $44.3 million as of December 31, 2012 and are shown as long-term debt within the consolidated balance sheet. The borrowings and repayments are presented on a gross basis within the Company's consolidated statement of cash flows. There were no outstanding borrowings under the Credit Facility at December 31, 2011.

The Credit Facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, guaranties, loans and investments, dividends, mergers and acquisitions, dispositions of assets and transactions with affiliates. The Company must comply with certain financial covenants including a minimum interest coverage ratio, maximum leverage ratio, and minimum net worth, as defined within the Credit Facility. The Credit Facility also provides for customary events of default, including failure to pay principal or interest when due, failure to comply with covenants, the fact that any representation or warranty made by the Company is false or misleading in any material respect, certain insolvency or receivership events affecting the Company and its subsidiaries and a change in control of the Company. If an event of default occurs, the lenders will be under no further obligation to make loans or issue letters of credit. Upon the occurrence of certain events of default, all outstanding obligations of the Company automatically become immediately due and payable, and other events of default will allow the lenders to declare all or any portion of the outstanding obligations of the Company to be immediately due and payable.

Japanese Loans and Credit Facility

CCJ maintains a Term Loan Agreement (the "Japanese Term Loan") and a Working Capital Loan Agreement (the "Japanese Working Capital Loan"). The Company is jointly and severally liable as the guarantor of CCJ's obligations and the Company permitted CCJ to grant a security interest and continuing lien in certain of its assets, including inventory and accounts receivable, to secure its obligations under both loan agreements. The Japanese Term Loan provided for a principal amount of 722.0 million Japanese Yen, or $7.7 million at inception. This loan matures on March 31, 2013, bears interest at 1.975% per annum, and is payable in monthly installments of 20.0 million Japanese Yen which began on April 30, 2010, with a final payment of 22.0 million Japanese Yen. The total borrowings outstanding as of December 31, 2012 of

82.0 million Japanese Yen or $1.0 million are recorded as short-term debt within the consolidated balance sheet. At December 31, 2011, 260.0 million Japanese Yen or $3.3 million was recorded as current portion of long-term debt and 62.0 million Japanese Yen or $0.8 million was recorded as long-term debt within the consolidated balance sheet. The Japanese Working Capital Loan provides for borrowings up to 2.0 billion Japanese Yen, until March 31, 2013, and bears interest based on a daily short-term prime rate fixed on the day a borrowing takes place, which was 1.475% per annum at December 31, 2012. Borrowings and repayments under the Japanese Working Capital Loan have generally occurred in short term intervals, as needed, in order to ensure adequate liquidity while minimizing outstanding borrowings. The borrowings and repayments are presented on a gross basis within the Company's consolidated statement of cash flows. Total borrowings outstanding under the Japanese Working Capital Loan were 1.6 billion Japanese Yen or $18.6 million and 1.8 billion Japanese Yen or $22.9 million at December 31, 2012 and 2011, respectively, and are shown as short-term debt within the consolidated balance sheet.

Accelerated Share Repurchase

In November 2012, the Company's Board of Directors authorized an accelerated share repurchase of Company common stock under a share repurchase program (the "Program"). On November 20, 2012, the Company paid a purchase price of $50 million and received 3,276,002 shares in connection with the inception of the Program. The actual number of shares that the Company will repurchase under the Program will be determined based on a discount to the arithmetic mean of the volume-weighted average prices of the Company's common stock for each observation date over the course of applicable calculation periods. The calculation period is expected to end no later than the end of September 2013. If the actual number of shares to be repurchased exceeds the number of shares previously delivered, the Company will receive a number of additional shares equal to such excess following the conclusion of the calculation period. If the actual number of shares to be repurchased is less than the number of shares previously delivered, the Company will deliver shares equal to such excess following the conclusion of the calculation period. The Company also retains the right to settle any such deficit in cash. The Company's outstanding common shares used to calculate earnings per share will be reduced by the number of repurchased shares pursuant to the Program as they are delivered to the Company, and the $50 million purchase price was recorded as a reduction in stockholders' equity upon its payment.

Contractual Obligations

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements, and unconditional purchase obligations. The Company is also constructing a new reactivation facility to serve the City of Phoenix in Maricopa County, Arizona as part of a ten year service agreement. Construction is expected to be completed in the first quarter of 2013 and the total cost is currently estimated to be approximately $25.0 million of which $13.4 million has already been incurred as of December 31, 2012. At December 31, 2012, the weighted average effective interest rate applicable to the Company's borrowings was 1.48%. The Company's long-term borrowings totaled $44.4 million at December 31, 2012. In accordance with its funding policy, the Company is also required to make minimum funding contributions to its pension plans which are estimated at $3.4 million for the year ended December 31, 2013. The following table represents the significant contractual cash obligations and other commercial commitments of the Company as of December 31, 2012.

	Due in						
(Dollars in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Short-term debt	$19,565	$ —	$ —	$ —	$ —	$ —	$19,565
Long-term debt	—	—	—	44,250	—	158	44,408
Interest	1,185	1,112	1,112	980	8	2	4,399
Operating leases	7,364	5,928	3,876	2,484	2,038	3,699	25,389
Unconditional purchase obligations*	27,310	13,296	3,972	1,575	—	—	46,153
Total contractual cash obligations	$55,424	$20,336	$8,960	$49,289	$2,046	$3,859	$139,914

**Primarily for the purchase of raw materials, transportation, and information systems services.*

The long-term tax payable of $5.0 million, pertaining to the tax liability related to the accounting for uncertainty in income taxes, has been excluded from the above table due to the fact that the Company is unable to determine the period in which the liability will be resolved.

The Company does not have any special-purpose entities.

The Company maintains qualified defined benefit pension plans (the "Qualified Plans"), which cover substantially all non-union and certain union employees in the United States and Europe. The Company's pension expense for all pension plans approximated $6.8 million (including a $1.4 million pension settlement charge and a $1.7 million multi-employer plan charge) and $2.0 million for the years ended December 31, 2012 and 2011, respectively. The Company expects its 2013 pension expense to be $3.7 million.

The fair value of the Company's Qualified Plan assets has increased from $107.4 million at December 31, 2011 to $116.4 million at December 31, 2012. The Pension Protection Act, passed into law in August 2006, prescribes a new methodology for determining the minimum amount that must be contributed to defined benefit pension plans which began in 2008. During the year ended December 31, 2012, the Company funded its Qualified Plans with $3.9 million in contributions. The Company expects that it will be required, in accordance with its funding policy, to fund the Qualified Plans with approximately $3.4 million in contributions for the year ending December 31, 2013. The Company may make additional contributions to its Qualified Plans in 2013 beyond the required funding. Additional voluntary contributions would be dependent upon, among other things, the Company's ongoing operating results and liquidity.

The Company did not declare or pay any dividends in 2012. Dividend declaration and payout are at the discretion of the Board of Directors. Future dividends will depend on the Company's earnings, cash flows, capital investment plans to pursue long-term growth opportunities, and share repurchases, if any.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements except for the operating leases and unconditional purchase obligations disclosed above.

Capital Expenditures and Investments

Capital expenditures were $60.7 million in 2012, $72.1 million in 2011, and $47.2 million in 2010. Expenditures for 2012 included $50.5 million for improvements to manufacturing facilities including approximately $13.4 million related to the construction of the Gila Bend, Arizona facility and $13.4 million related to the capacity expansion at the Pearlington, Mississippi facility. Expenditures for 2011 included $61.0 million for improvements to manufacturing facilities including approximately $22.8 million related to the capacity expansion at the Feluy, Belgium facility and $10.2 million related to the construction of the Suzhou, China facility. Expenditures for 2010 included $36.3 million for improvements to manufacturing facilities including approximately $15.2 million related to the capacity expansion at the Feluy, Belgium facility. Capital expenditures for 2013 are projected to be approximately $40.0 to $45.0 million including approximately $11.6 million to complete construction of the Gila Bend facility. The aforementioned expenditures are expected to be funded by operating cash flows, cash on hand, and borrowings.

Proceeds for sales of property, plant and equipment were not significant in 2012 or 2011.

In 2012, the Company received $0.9 million of proceeds related to government grants in both the U.S. and Europe. In 2011, the Company received a one-time government grant of approximately $2.2 million related to the construction of its Suzhou, China reactivation facility. (Refer to Note 22 to the consolidated financial statements included in Item 8 of this Annual Report).

Cash and cash equivalents include $16.0 million and $6.8 million held by the Company's foreign subsidiaries at December 31, 2012 and 2011, respectively. Generally, cash and cash equivalents held by foreign subsidiaries are not readily available for use in the United States without adverse tax consequences. The Company's principal sources of liquidity are its cash flows from its operating activities or borrowings directly from its lines of credit. The Company does not believe the level of its non-U.S. cash position will have an adverse effect on working capital needs, planned growth, repayment of maturing debt, or benefit plan funding. The Company currently expects that cash from operating activities plus cash balances and available external financing will be sufficient to meet its cash requirements for the next twelve months. The cash needs of each of the Company's reporting segments are principally covered by the segment's operating cash flow on a standalone basis. Any additional needs will be funded by cash on hand or borrowings under the Company's Revolving Credit Facility, Japanese Working Capital Loan, or other credit facilities. Specifically, the Equipment and Consumer segments historically have not required extensive capital expenditures; therefore, the Company believes that operating cash flows, cash on hand, and borrowings will adequately support each of the segments cash needs.

Other

Carbon Imports

General Anti-Dumping Background: On March 8, 2006, the Company and another U.S. producer of activated carbon (collectively the "Petitioners") formally requested that the United States Department of Commerce investigate unfair pricing of certain thermally activated carbon imported from the People's Republic of China.

On March 2, 2007, the Commerce Department published its final determination (subsequently amended) finding that imports of the subject merchandise from China were being unfairly priced, or dumped, and that anti-dumping duties should be imposed to offset the amount of the unfair pricing. The resultant tariff rates ranged from 61.95% ad valorem (i.e., of the entered value of the goods) to 228.11% ad valorem. Following a finding by the U.S. International Trade Commission that the domestic industry was injured by unfairly traded imports of activated carbon from China, an anti-dumping order imposing these tariffs was issued by the U.S. Department of Commerce and was published in the Federal Register on April 27, 2007. All imports from China remain subject to the order. Importers of subject activated carbon from China are required to make cash deposits of estimated anti-dumping duties at the time the goods are entered into the United States' customs territory. Final assessment of duties and duty deposits are subject to revision based on annual retrospective reviews conducted by the Commerce Department.

The Company is both a domestic producer, exporter from China (through its wholly-owned subsidiary Calgon Carbon (Tianjin) Co., Ltd.), and a U.S. importer of the activated carbon that is subject to the anti-dumping order. As such, the Company's involvement in the Commerce Department's proceedings is both as a domestic producer (a "petitioner") and as a foreign exporter (a "respondent").

The Company's role as an importer, which has in the past (and may in the future), required it to pay anti-dumping duties, results in a contingent liability related to the final amount of tariffs that are ultimately assessed on the imported product, following the Commerce Department's periodic review of relevant shipments and calculation of the anti-dumping duties due. The amount of estimated anti-dumping tariffs payable on goods imported into the United States is subject to review and retroactive adjustment based on the actual amount of dumping that is found on entries made during a given annual period. As a result of proceedings before the Commerce Department that concluded in November 2011, the Company is currently able to import activated carbon from Calgon Carbon (Tianjin) into the United States without posting a cash deposit. As noted above, however, anti-dumping duties could be imposed on these shipments in the future, as a result of on-going proceedings before the Commerce Department.

As part of its standard process, the Commerce Department conducts annual reviews of sales made to the first unaffiliated U.S. customer, typically over the prior 12-month period. These reviews will be conducted for at least five years subsequent to publication of the anti-dumping duty order in 2007, and can result in changes to the anti-dumping tariff rate (either increasing or reducing the rate) applicable to any foreign exporter. Revision of tariff rates has two effects. First, it will alter the actual amount of tariffs that U.S. Customs and Border Protection ("Customs") will collect for the period reviewed, by either collecting additional duties above those deposited with Customs by the importer at the time of entry or refunding a portion of the duties deposited at the time of importation to reflect a decline in the margin of dumping. If the actual amount of tariffs owed increases, Customs will require the U.S. importer to pay the difference, plus interest. Conversely, if the tariff rate decreases, any difference will be refunded by Customs to the U.S. importer with interest. Second, the revised rate becomes the cash deposit rate applied to future entries, and can either increase or decrease the amount of duty deposits an importer will be required to post at the time of importation.

Period of Review I: As an importer of activated carbon from China, and in light of the successful anti-dumping tariff case, the Company was required to pay deposits of estimated anti-dumping duties at the rate of 84.45% ad valorem to Customs on entries made on or after October 11, 2006 through March 1, 2007. From March 2, 2007 through March 29, 2007, the anti-dumping duty deposit rate was 78.89%. From March 30, 2007 through April 8, 2007, the anti-dumping duty deposit rate was 69.54%. Because of limits on the government's legal authority to impose provisional duties prior to issuance of a final determination, entries made between April 9, 2007 and April 18, 2007 were not subject to anti-dumping duty assessment. For the period from April 19, 2007 through November 9, 2009, estimated anti-dumping duties were deposited at a rate of 69.54% ad valorem.

On November 10, 2009, the Commerce Department announced the final results of its review of the tariff period beginning October 11, 2006 through March 31, 2008 (period of review ("POR") I). Based on the POR I results, the Company's ongoing duty deposit rate was adjusted from 69.54% to 14.51% (as further adjusted by .07% for certain ministerial errors as published in the Federal Register on December 17, 2009) for entries made subsequent to the announcement. The Department of Commerce determined an assessment rate (final duty to be collected) on the entries made in this period of 31.93% ad valorem, which is substantially lower than the original amounts secured by bonds and cash. Accordingly, the Company reduced its recorded liability for unpaid deposits in POR I and recorded a receivable of $1.6 million reflecting expected refunds for tariff deposits made during POR I as a result of the announced decrease in the POR I tariff assessment rate. The Company has received the $1.6 million as of December 31, 2012.

Period of Review II: On April 1, 2009, the Commerce Department published a formal notice allowing parties to request a second annual administrative review of the anti-dumping duty order covering the period April 1, 2008 through March 31, 2009 (POR II). Requests for review were due no later than April 30, 2009. The Company, in its capacity as a U.S. producer and separately as a Chinese exporter, elected not to participate in this administrative review. By not participating in the review, the Company's duty deposits made during POR II became final and are not subject to further adjustment.

On November 17, 2010, the Commerce Department announced the results of its review for POR II. Because the Company was not involved in this review its deposit rates did not change from the rate of 14.51%, which was established during POR I. However, for the cooperative respondents involved in POR II that did not receive a company-specific rate, their new deposit rate will be collected on a $0.127 per pound basis.

Period of Review III: On April 1, 2010, the Commerce Department published a formal notice allowing parties to request a third annual administrative review of the anti-dumping duty order covering the period April 1, 2009 through March 31, 2010 ("POR III"). On October 31, 2011, the Commerce Department published the results of its review of POR III. Based on the POR III results, the Company's ongoing duty deposit rate was adjusted to zero. The Company recorded a receivable of $1.1 million reflecting expected refunds for duty deposits made during POR III as a result of the announced decrease in the POR III assessment rate. However, for the cooperative respondents involved in POR III, their deposit rate will be collected on a $0.127 per pound basis. In early December 2011, several separate rate respondents appealed the Commerce Department's final results of POR III. The Company does not expect any of the appeals to be successful. However, in the event the court finds merit in the arguments raised in the appeals, the Company does not expect the revised rates to materially impact the anticipated $1.1 million of expected refunds for tariff deposits it made during POR III. The main impact that a successful appeal would have is related to the new deposit rates of the cooperative respondents. An initial decision from the court in the POR III appeal process is not expected before the first quarter of 2013.

Period of Review IV: On April 1, 2011, the Commerce Department published a formal notice allowing parties to request a fourth annual administrative review of the anti-dumping duty order covering the period April 1, 2010 through March 31, 2011 ("POR IV"). On November 9, 2012, the Commerce Department published the final results of its review of POR IV. Specifically, Commerce calculated antidumping margins for the mandatory respondents it examined ranging from $0.44/kg. (Jacobi Carbons AB and its affiliates) to $2.11/kg. (Ningxia Guanghua Cherishmet Activated Carbon Co., Ltd. and its affiliates), and it calculated an antidumping margin of $1.04/kg. for the separate rate respondents whose shipments of activated carbon to the United States were not individually reviewed. The Commerce Department also calculated a $0.00 antidumping margin for Datong Juqiang Activated Carbon Co., Ltd. The Company, as a Chinese exporter and a U.S. importer, elected not to participate as a respondent in this administrative review. By not participating as a respondent in the review, the Company's tariff deposits made at a rate of 14.51% during POR IV became final and are not subject to further adjustment. The Company's ongoing deposit rate continues to be zero which was a result of the rate calculated in POR III. Appeals challenging the Commerce Department's final results for POR IV have been commenced before the U.S. Court of International Trade by Jacobi Carbons AB, Ningxia Guanghua Cherishment Activated Carbon Co., Ltd. and its affiliates; Tangshan Solid Carbon Co., Ltd.; Carbon Activated Corporation and Car Go Worldwide, Inc.; and Shanxi Industry Technology Trading Co., Ltd. The Company does not expect an initial decision from the court concerning these appeals before the end of 2013, and expects that this litigation will not directly impact the Company's operations.

Period of Review V: On April 2, 2012, the Commerce Department published a formal notice allowing parties to request a fifth annual administrative review of the anti-dumping duty order covering the period April 1, 2011 through March 31, 2012 ("POR V"). Requests for review were due no later than April 30, 2012. On July 11, 2012, the Commerce Department announced its selection of Jacobi Carbons AB and Ningxia Huahui Activated Carbon Co, Ltd. as the two mandatory respondents for POR V. Albemarle Corporation has requested a review of Calgon Carbon (Tianjin) for POR V. The analysis of POR V data started in 2012 and will continue in the first quarter of 2013. The Commerce Department's preliminary results in POR V likely will be announced in May 2013, with the final results likely to follow in late October or November 2013.

Sunset Review: In March 2012, the Commerce Department and U.S. International Trade Commission ("ITC") initiated proceedings as part of a five-year "sunset" review to evaluate whether the anti-dumping order should be continued for an additional five years. Affirmative determinations by both agencies are necessary to continue the order. The Company, and two other U. S. producers of activated carbon, participated in this review to support continuation of the anti-dumping order for an additional five years. The Company believes that the continuation of the anti-dumping order is appropriate as the Commerce Department has determined that Chinese producers and exporters have continued – and, absent continuation of the anti-dumping order, will in the future continue – to sell activated carbon in the United States at unfairly low prices. This is demonstrated by the positive anti-dumping duty margins and deposit rates determined during the various annual reviews conducted by the Commerce Department since the anti-dumping order took effect in April 2007. The Company believes that the disciplining effect of the order plays an important role in maintaining fair market pricing of the activated carbon market overall. Without the anti-dumping order in place, the Company believes that Chinese producers and exporters would resume or increase dumping of certain thermally activated carbon in the United States. Since the anti-dumping order was published, the Company has reduced its imports of covered activated carbon products from China and has increased production of activated carbon in the United States. On June 6, 2012, the Commerce Department published in the Federal Register its final results in an expedited sunset review, and determined that absent continuation of the anti-dumping order dumping of Chinese activated carbon in the United States would be likely to continue or recur. As a result, it determined the order should be continued for an additional five years.

On June 4, 2012 the ITC voted unanimously to conduct a full review of the anti-dumping order. As a result, the agency utilized a process similar to its original injury investigation, where the agency distributed detailed questionnaires to gather information for its investigation from domestic producers, foreign producers, U.S. importers, and purchasers, and conducted a hearing on December 18, 2012. The Company and the two other U.S. producers of activated carbon, as well as a U.S. importer of activated carbon, participated in the hearing. Based on the information gathered by the agency during its review, the ITC reached an affirmative determination on February 8, 2013. The ITC voted unanimously in favor of this determination. As a result, the antidumping order will be continued for an additional five years.

Continued Dumping and Subsidy Offset Act Distributions: Pursuant to the Continued Dumping and Subsidy Offset Act (CDSOA) of 2000 (repealed effective February 8, 2006), as an affected domestic producer, the Company is eligible to apply for a share of the distributions of certain tariffs collected on imports of subject merchandise from China that entered the United States from October 11, 2006 to September 30, 2007. As a result, the Company is eligible to receive a distribution of duties collected on imports of certain activated carbon that entered the United States during a portion of POR I. In June 2012 and July 2011, 2010, 2009 and 2008, the Company applied for such distributions. There were no amounts received by the Company during the years ended December 31, 2011 and 2010. In November 2009 and December 2008, the Company received distributions of approximately $0.8 million and $0.2 million, respectively, which reflected 59.57% of the total amount of duties then available and distributed by Customs in connection with the anti-dumping order on certain activated carbon from China.

CDSOA distributions related to POR I imports have been on hold while the POR I final results for certain exporters have been under appeal. All POR I appeals have been resolved and Customs issued liquidation instructions in October 2011 for activated carbon entries affected by the appeal process involving POR I. Because the Company imported subject activated carbon during the time period in POR I when the CDSOA was in effect (October 11, 2006 to September 30, 2007), and because these duties were subject to litigation on December 8, 2010, the Company expects to receive 59.57% of the final anti-dumping tariffs collected on its entries returned to the Company as CDSOA distributions. The Company received $1.8 million in December 2012 related to the CDSOA distributions of which $1.5 million was reflected within the Company's consolidated statement of comprehensive income for the year ended December 31, 2012.

Critical Accounting Policies

Management of the Company has evaluated the accounting policies used in the preparation of the financial statements and related footnotes and believes the policies to be reasonable and appropriate. The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make judgments, estimates, and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company's financial statements at any given time. Despite these inherent limitations, management believes that Management's Discussion and Analysis ("MD&A") and the financial statements and related footnotes provide a meaningful and fair perspective of the Company.

The following are the Company's critical accounting policies impacted by management's judgments, assumptions, and estimates. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition.

Revenue Recognition

The Company recognizes revenue and related costs when goods are shipped or services are rendered to customers provided that ownership and risk of loss have passed to the customer, the price to the customer is fixed or determinable, and collection is reasonably assured. Revenue for major equipment projects is recognized under the percentage of completion method. The Company's major equipment projects generally have a long project life cycle from bid solicitation to project completion. The nature of the contracts are generally fixed price with milestone billings. The Company recognizes revenue for these projects based on the fixed sales prices multiplied by the percentage of completion. In applying the percentage of completion method, a project's percent complete as of any balance sheet date is computed as the ratio of total costs incurred to date divided by the total estimated costs at completion. As changes in the estimates of total costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. The Company has a history of making reasonably dependable estimates of costs at completion on contracts that follow the percentage of completion method; however, due to uncertainties inherent in the estimation process, it is possible that actual project costs at completion could vary from estimates. The principal components of costs include material, direct labor, subcontracts, and allocated indirect costs. Indirect costs primarily consist of administrative labor and associated operating expenses, which are allocated to the respective projects on actual hours charged to the project utilizing a standard hourly rate.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. In accordance with guidance within Accounting Standards Codification (ASC) 350 "Intangibles – Goodwill and Other," goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment. None of the Company's identifiable intangible assets other than goodwill have indefinite lives.

The Company has elected to perform the annual impairment test of its goodwill, as required, on December 31 of each year by initially comparing the fair value of each of the Company's reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of the goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of the assets and liabilities of the unit and then computing the excess of the unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and the Company recognizes such impairment accordingly. Fair values are estimated using discounted cash flow and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. The Company also considers such factors as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. The fair value of the Company's reporting units substantially exceeds the carrying value of its goodwill.

The Company's identifiable intangible assets other than goodwill have finite lives. Certain of these intangible assets, such as customer relationships, are amortized using an accelerated methodology while others, such as patents, are amortized on a straight-line basis over their estimated useful lives. In addition, intangible assets with finite lives are evaluated for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable, as prescribed by ASC 360, "Property, Plant, and Equipment."

Pensions

The Company maintains Qualified Plans which cover certain union and non-union employees in the United States and Europe. Pension expense, which totaled $6.8 million in 2012 (including a $1.4 million U.S. pension settlement charge and a $1.7 million multi-employer pension charge) and $2.0 million in 2011, is calculated based upon a number of actuarial assumptions, including expected long-term rates of return on the Company's Qualified Plans' assets, which range from 4.92% to 7.75%. In developing the expected long-term rate of return assumption, the Company evaluated input from its actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. The Company also considered historical returns on asset classes, investment mix, and investment manager performance. The expected long-term return on the U.S. Qualified Plans' assets is based on an asset allocation assumption of 65.0% with equity managers, 33.0% with fixed-income managers, and 2.0% with other investments. The European Qualified Plans' assets are based on an asset allocation assumption of 24.0% with equity managers, 61.0% with fixed-income managers, and 15.0% with other investments. The Company regularly reviews its asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. The Company will continue to evaluate its actuarial assumptions, including its expected rate of return, at least annually, and will adjust as necessary.

The discount rate that the Company utilizes for its Qualified Plans to determine pension obligations is based on a review of long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased from a range of 4.67% to 5.00% at December 31, 2011 to a range of 3.92% to 3.95% at December 31, 2012. The Company estimates that its pension expense for the Qualified Plans will approximate $3.7 million in 2013. Future actual pension expense will depend on future investment performance, funding levels, changes in discount rates and various other factors related to the populations participating in its Qualified Plans.

A sensitivity analysis of the projected incremental effect of a hypothetical one percent change in the significant assumptions used in the pension calculations is provided in the following table:

	Hypothetical Rate Increase (Decrease)			
	U.S. Plans		European Plans	
(Dollars in thousands)	(1%)	1%	(1%)	1%
Discount rate				
Pension liabilities at December 31, 2012	$16,073	$(13,969)	$7,609	$(5,927)
Pension costs for the year ended December 31, 2012	$ 933	$ (1,190)	$ 120	$ (28)
Indexation[1]				
Pension liabilities at December 31, 2012	$ —	$ —	$ (828)	$ 916
Pension costs for the year ended December 31, 2012	$ —	$ —	$ (51)	$ 63
Expected return on plan assets				
Pension costs for the year ended December 31, 2012	$ 796	$ (797)	$ 251	$ (250)
Compensation				
Pension liabilities at December 31, 2012	$ (968)	$ 968	$ (975)	$ 713
Pension costs for the year ended December 31, 2012	$ (204)	$ 204	$ (55)	$ 75

(1) Pension indexation related to the Company's German Qualified Plan and is regulated by German pension law. The law dictates that a pension that is already in payment must be adjusted for inflation every 3 years which is measured by the published German price index for the same time interval.

Income Taxes

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Significant judgment is required in determining the Company's annual effective tax rate and in evaluating tax positions. The Company utilizes guidance within ASC 740 "Income Taxes" regarding the accounting for uncertainty in income taxes. This guidance contains a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although the Company believes it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate, or a lapse of a tax statute. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

The Company is subject to varying statutory tax rates in the countries where it conducts business. Fluctuations in the mix of the Company's income between countries result in changes to the Company's overall effective tax rate.

The Company recognizes benefits associated with foreign and domestic net operating loss and credit carryforwards when the Company believes that it is more likely than not that its future taxable income in the relevant tax jurisdictions will be sufficient to enable the realization of the tax benefits. As of December 31, 2012, the Company had recorded total deferred tax assets of $39.6 million, of which $5.3 million represents tax benefits resulting from unused foreign tax credits as well as net operating losses and state tax credits. Approximately $1.1 million of the $1.9 million of operating loss carryovers will expire in 2015 and 2017. State operating loss carryforwards of $1.2 million, net, expire from 2014 to 2030 of which approximately 84% will not expire before 2020.

The Company periodically reviews the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based upon a review of earnings history and trends, forecasted earnings and the relevant expiration of carryforwards, the Company believes that the valuation allowances provided are appropriate. At December 31, 2012, the valuation allowance of approximately $1.1 million related primarily to a foreign subsidiary's net operating loss carryover.

Approximately 90% of the Company's deferred tax assets, or $35.5 million, represent temporary differences associated with pensions, accruals, and inventories. Approximately 78% of the Company's deferred tax liabilities of $31.1 million at December 31, 2012 relate to property, plant and equipment. These temporary differences will reverse in the future due to the natural realization of temporary differences between annual book and tax reporting. The Company believes that the deferred tax liabilities generally will impact taxable income of the same character (ordinary income), timing, and jurisdiction as the deferred tax assets.

Litigation

The Company is involved in various asserted and unasserted legal claims. An estimate is made to accrue for a loss contingency relating to any of these legal claims if it is probable that a liability was incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Because of the subjective nature inherent in assessing the outcome of legal claims and because the potential that an adverse outcome in a legal claim could have a material impact on the Company's legal position or results of operations, such estimates are considered to be critical accounting estimates. Legal fees associated with defending these various lawsuits and claims are expensed when incurred. The Company will continue to evaluate all legal matters as additional information becomes available. Reference is made to Note 18 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for a discussion of litigation and contingencies.

Long-Lived Assets

The Company evaluates long-lived assets under the provisions of ASC 360 "Property, Plant, and Equipment," which addresses financial accounting and reporting for the impairment of long-lived assets, and for disposal of long-lived assets. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows used to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group.

New Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets or Liabilities," or ASU No. 2013-01. ASU 2013-01 clarifies the scope of ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," or ASU 2011-11. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information for these instruments. Both ASU 2013-01 and ASU 2011-11 are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU, No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income," or ASU No. 2013-02. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income. For amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Outlook

Activated Carbon and Service

The Company believes that the activated carbon and service sales volume from 2013 will increase over 2012. Sales volume growth is expected to come from several sources including the ongoing impacts of environmental regulations as discussed below. Expected volume growth will be met by the virgin carbon expansion recently completed at our Pearl River facility; increased utilization of reactivation capacity in all three regions; and, outsourced carbons. Impediments to growth could include an economic slowdown in any or all the regions served as well as any impacts from delays in environmental regulations further discussed below. The Company's sale of mercury removal carbons may also decline due to the expiration of contracts that existed in 2012 as well as U.S. electric utilities expanded usage of natural gas for electric generation. However, the Company recently announced a significant, long-term contract for mercury removal with an estimated value of $16.0 to $22.0 million.

The Company also believes the price for activated carbon will increase in the Americas in 2013 compared to 2012 due to fair pricing brought about by a tariff increase on Chinese thermally activated carbon announced in November 2012. The new tariff rates, effective upon announcement, increase the average tariff rate from approximately 13 cents to 47 cents per pound. The Company announced a price increase in February 2013. Because of existing contracts, outstanding bids and other factors, it typically takes approximately 12 months for the full effect of a price increase to be realized.

Raw material costs for production in 2013 are expected to be approximately equivalent to 2012's costs on a per unit basis. The most significant raw material cost is coal. The quantity of coal consumed varies based on the overall production levels achieved as well as the mix of products manufactured during the year. The Company expects its total cost of coal to increase in 2013 given expectations for increased production at our U.S. virgin activated carbon plants due to the 2012 Pearl River plant expansion as well as fewer total scheduled maintenance outages. The Company's 2012 cost per ton of coal used in production increased 5.0% versus 2011. As of January 31, 2013, the Company has approximately 45% of its 2013 full year anticipated coal requirements under contract.

The Company continues to make research and development expenditures related to its advanced products aimed at significantly reducing the amount of powdered activated carbon (PAC) required for mercury removal from coal-fired power plant flue gas as compared to competing products. PAC is recognized today by the U.S. Environmental Protection Agency (EPA) as the leading abatement technology for mercury removal from coal-fired power plant flue gas. The current U.S. driver of sales to owners of coal-fired power plants is state regulations. However, on December 21, 2011, the U.S. EPA issued the Mercury and Air Toxics Standards (MATS) requiring mercury and other substances to be removed from the flue gas of coal-fired power plants. The MATS regulation was published in the Federal Register on February 16, 2012. Compliance with MATS will generally be required three years from this publication date. Exceptions for newly installed equipment and/or "reliability critical paths" can delay implementation for applicable power plants up to an additional two years. There have already been numerous legal challenges to MATS that must be resolved and, the EPA has issued an administrative stay on provisions of the rule that affect new power plants. The EPA is to expedite this re-examination and expects it to be completed by March 2013. The Company cannot predict when the other MATS legal challenges will be resolved.

In addition to MATS, the EPA has promulgated mercury removal regulations related to industrial boilers and cement manufacturers. There are also mercury removal regulations for the flue gas of coal-fired power plants in effect for certain Canadian provinces. The Company suspects that these regulations could continue to be challenged and that compliance implementation for MATS or these other mercury removal regulations may be delayed.

The Company believes that mercury removal could become the largest U.S. market for activated carbon and has made great strides in establishing itself as a market leader. The Company currently estimates that the current annual demand for mercury removal in North America is 150 to 200 million pounds and may grow to as much as 380 to 765 million pounds by 2015. However, today the North American activated carbon supply capacity for this market is greater than current demand. As a result, recent pricing in this market has deteriorated. The Company expects this trend to continue in the near future until compliance with MATS draws nearer. Many of the Company's multi-year contracts, as well as those of its competitors have expired or are near their scheduled expiration and are expected to be re-bid. The Company believes its advanced products for mercury which have carbon usage rates of 50% to 70% less than alternative products, are important to its ongoing success in this market.

Compliance with other proposed emissions regulations such as the Cross State Air Pollution Rule (CSAPR) or the Clean Air Interstate Rule (CAIR) could significantly impact the amount of carbon utilized by electric utilities for compliance with MATS. However, a federal appeals court vacated CSAPR and a replacement or modified rule is not expected to be promulgated by the EPA for at least three years. Additional future hearings are expected that will further clarify or modify these rules, their implementation dates, and requirements. The Company believes the majority of U.S. electric utilities are awaiting further resolution of both MATS and a final determination as it relates to CSAPR before implementing an integrated treatment approach to more broadly address how to invest in pollution control equipment across their power plant fleet. In addition, long-term lower natural gas costs will likely also impact this market as electric generation facilities could shift production from coal to natural gas. Plant closures and/or wet scrubbing equipment installations would reduce the amount of carbon used for mercury removal. In addition, wide-spread adoption of the Company's advanced mercury removal products could also reduce the pounds of activated carbon needed. Adverse market conditions coupled with a strong adoption of the Company's advanced mercury removal carbons, could significantly reduce the eventual market opportunity to a level below the low end of aforementioned forecasted demand of 380 to 765 million pounds. However, in that case, the Company could expect to increase its share of this market. In anticipation of the potential increase in activated carbon necessary to serve this market, the Company continues to develop plans to increase virgin activated carbon capacity in the U.S. However, capital expenditures related to this capacity increase, if any, are not expected to be material in 2013.

In addition to mercury regulations in North America, China has announced plans for mercury removal from its coal-fired power plants by 2015. The plans, as announced, stipulated levels of mercury removal that would not likely result in large activated carbon sales. However, trials will purportedly be conducted over the next few years to establish removal requirements.

The need for municipal drinking water utilities to comply with the EPA's Stage 2 Disinfectants and Disinfection Byproducts (the DBP Rule) is another growth driver for the Company. Disinfection Byproducts (DBPs) are compounds that form when natural decaying organic materials in drinking water sources are disinfected with chemicals. Granular activated carbon (GAC) is recognized by the EPA as a best available control technology (BACT) for the reduction of DBPs. The EPA promulgated the DBP Rule in 2006, and requires water utilities to be in compliance with the rule in a phased manner between 2012 and 2015. The Company currently estimates that this regulation may increase the annual demand for GAC by municipal water utilities in the United States to more than 100 million pounds by 2015. This market also provides an opportunity for the Company's service business by converting customers from virgin to reactivated carbon. The Company's reactivation facilities in California and Ohio received certification from the National Sanitation Foundation (NSF) International during 2010. This certification verifies that potable custom reactivated carbon is safe for reuse in municipal water treatment applications.

During the second quarter of 2011, the city of Phoenix, Arizona, and surrounding communities selected the Company to reactivate for a ten-year period approximately 15- to- 20 million pounds of spent activated carbon, used to prevent the formation of DBPs. The contract with Phoenix includes the construction of a reactivation facility in Gila Bend, Arizona. The reactivation facility, which will be owned and operated by the Company, is expected to serve as a regional center, providing custom reactivation services for other municipalities in the Southwestern U.S. that utilize GAC to treat their drinking water, including two additional cities in Arizona whose representatives served on the selection panel for the project. During the second quarter of 2012, the Company entered into a ten-year reactivation contract with one of these cities (Scottsdale). During the construction of the facility, the Company is utilizing its existing reactivation capacity to meet Phoenix's and

Scottsdale's requirements. Reactivation services for Phoenix began during the second quarter of 2012. The Company is in final discussions with the city of Glendale to provide reactivation services under a long-term contract. In the meantime, we are reactivating the city's spent carbon under terms of an interim agreement.

In Europe, the Company is in final discussions with a large water provider in the UK for a multi-year contract similar to its contract with the city of Phoenix. If successful, the Company could supply virgin carbon and reactivation services for up to a ten year period and would plan to restart and upgrade our recently acquired Tipton plant in the UK. The planned upgrades are estimated to require $10 million of capital expenditures and would be completed in stages. This plant, having a current estimated annual capacity of approximately 11 million pounds, may begin undergoing equipment modifications and a significant capacity expansion during 2013. The equipment modifications and capacity expansion require permitting approval. The Company has requested such approval and expects a ruling during the second quarter of 2013. If modifications to the plant begin by mid-2013, it could return to operation by January 2014 with the additional capacity and planned upgrades completed in early 2015.

China also announced that it will commit billions of dollars to water and wastewater improvements by 2015.

Driven by these market forces, the Company's 2011 and 2012 capital expenditures totaled $72.1 million and $60.7 million, respectively. The 2012 expenditures included an expansion of its Pearl River, Mississippi virgin activated carbon manufacturing facility as well as construction of the Phoenix reactivation facility. In 2011, the Company's expenditures included reactivation capacity expansions of its Feluy, Belgium, site as well as a new reactivation facility in Suzhou, China and in North Tonawanda, New York. In total, these sites will eventually increase the Company's service business capacity by 59 million pounds annually. The expansion in Belgium was initially brought on-line in the 2011, but because of equipment failures and related start-up issues, the Company only began to benefit from the availability of the site's expanded capabilities in the first quarter of 2012. The China service facility also experienced an issue with the furnace's refractory that delayed the start-up of this facility until the third quarter of 2012. Ongoing customer permit issues related to the handling and transportation of spent carbons to the Company's reactivation facility have also significantly contributed to delays at Suzhou. These issues are being successfully resolved but have delayed our expected benefits from this new facility. Based on current demand projections, the site at North Tonawanda, New York is not expected to begin operating before the fourth quarter of 2013.

In addition to these initiatives, the Company plans to continue increasing its presence throughout the world. The 2011 acquisition of Calgon Carbon Japan increases the Company's capabilities in the world's second largest geographical market by country for activated carbon. In Europe, the Company acquired Zwicky Denmark and Sweden in 2010, long-term distributors of the Company's activated carbon products and provider of services associated with the reactivation of activated carbon. This acquisition is consistent with the Company's strategic initiatives to accelerate growth in Denmark, Norway, and Sweden and to expand its service capabilities in Europe outside of the geographic markets it has traditionally served. The Company is also beginning to expand its operations in both Mexico and South America.

During the third quarter of 2012, the Company adopted a worldwide strategy to reduce costs and realign the organization structure in response to the global economic slowdown, rising raw material and maintenance costs, and delays in implementation of environmental regulations, which have created a challenging business environment for the Company. As a part of this strategy, the Company will consolidate operations at certain locations, permanently close its Datong, China manufacturing facility, temporarily idle in early to mid 2013 reactivation facilities in Pittsburgh, Pennsylvania and Blue Lake, California, evaluate non-core businesses for potential divestiture, and reduce headcount. The Company recorded $10.2 million of restructuring charges during the second half of 2012 which are all within the Activated Carbon and Service segment (Refer to Note 2 of the Company's consolidated financial statements contained in Item 8 of this Annual Report). Additional restructuring charges are expected to be incurred in 2013. These charges are expected to be significantly less than those incurred in 2012.

Equipment

The Company's equipment business is somewhat cyclical in nature and depends on both regulations and the general health of the overall economy. The Company believes that U.S. demand for its ultraviolet light (UV) systems will continue, as certain municipalities must meet the 2013 deadline for the first phase of EPA regulations to treat for Cryptosporidium in drinking water. The Company estimates the total global market for this application to be $250 million through 2015. Worldwide firm bid opportunities for UV systems for the municipal market were somewhat slow in 2012. However, the Company was recently selected by the Los Angeles Department of Water and Power to provide a $12.4 million Sentinel® system for disinfection of drinking water, confirming that UV remains the technology of choice for controlling Cryptosporidium and Giardia under the LT2 regulations.

The Company also believes that demand for its ballast water treatment systems will continue to grow. The U.S. Coast Guard issued its ballast water treatment rule on March 23, 2012 (Coast Guard Rule). The Coast Guard Rule addresses the transportation of potentially harmful organisms through ballast water and ultimately requires U.S. Type Approval for treatment systems used in U.S. waters. Ships wishing to release ballast water into U.S. waters must operate an acceptable treatment system on all ships built after December 1, 2013; on medium sized ships after their first dry-dock after January 1, 2014; and, on small and large ships after their first dry-dock after January 1, 2016. The Coast Guard Rule's discharge limits match the numerical limits proposed by the International Maritime Organization (IMO) but the Coast Guard is more prescriptive as to testing methodology than is the IMO. The only test method currently referenced in the Coast Guard Rule cannot measure the effectiveness of UV based systems like the Company's Hyde GUARDIAN® and the other best selling systems. The Coast Guard is considering alternate test methods used by other nations to approve UV based ballast water treatment systems. Hyde Marine and other ballast water treatment system manufacturers whose technology includes the use of ultraviolet light, routinely used in the disinfection of drinking water, are working together in an effort to clarify the criteria in the Coast Guard Rule.

During the third quarter of 2012, the Coast Guard approved the first Independent Laboratory to work with manufacturers in the Type Approval process for ballast water treatment systems. The lab is scheduled to begin testing in the third quarter of 2013. In the interim, ships may discharge ballast water in U.S. ports for a period of five years if they operate a ballast water treatment system that has been designated as an Alternative Management System (AMS) by the Coast Guard. To qualify for this status, the equipment supplier must possess an international Type Approval, and must demonstrate to the Coast Guard that the equipment performs at least as well as ballast water exchange. The Company has applied for AMS status for its Hyde GUARDIAN® ballast water treatment system and has been notified that the application is now being reviewed by the final reviewing department.

In 2004, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWMC) which, like the Coast Guard Rule, addresses the transportation of potentially harmful organisms through ballast water. The regulations requiring ballast water treatment will become effective one year after 30 countries representing 35% of the world's shipping tonnage ratify the BWMC. The BWMC has now been signed by 36 countries representing 29.07% of the world's current shipping tonnage. The BWMC is expected to be phased in over a ten-year period and require more than 60,000 vessels to install ballast water treatment systems. The Company believes that the total ballast water treatment market will exceed $15 billion after ratification of the BWMC.

The Hyde GUARDIAN® system, which employs filtration and ultraviolet light technology to filter and disinfect ballast water, offers cost, safety, and technological advantages. Hyde GUARDIAN® has received Type Approval from Lloyd's Register on behalf of the U.K. Maritime and Coast Guard Agency which confirms compliance with the IMO Ballast Water Management Convention. Hyde GUARDIAN® has also received Class Society Type Approval from Lloyd's Register (LR), American Bureau of Shipping (ABS), and Russian Maritime Registry of Shipping (RS). This strategic acquisition of Hyde Marine has provided the Company immediate entry into a global, regulation driven market with major long-term growth potential. To date, most of the Hyde GUARDIAN® systems sold have been for new ship builds. During 2012, the number of new ship builds has been dramatically lower than prior years resulting in a decline in Hyde GUARDIAN® orders. During 2012, the Company sold 68 ballast water treatment systems. During 2011, the Company sold 82 ballast water treatment systems. Subsequent to the January 2010 acquisition of Hyde Marine, the Company has sold 214 systems valued at $54.7 million.

Backlog for the Equipment segment as of January 31, 2013, was $33.3 million while backlog at December 31, 2011 was $39.8 million. The decrease in backlog from year-end 2011 is primarily due to the temporary decline in Hyde Marine's backlog as new ship builds during 2012 are estimated to have been one-third of the historical levels.

Consumer

Sales of carbon cloth increased $1.7 million in during 2012 as compared to 2011. The Company believes that the slowing economy contributed to decreased demand for its Consumer products in 2011. In addition, in 2011, the Company was awarded a one year, renewable contract valued at approximately $1.5 million, to supply activated carbon cloth for military uniforms to a European country.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk:

Commodity Price Risk

In the normal course of its business, the Company is exposed to market risk or price fluctuations related to the production of activated carbon products. Coal and natural gas, which are significant to the manufacturing of activated carbon, have market prices that fluctuate regularly. Based on the estimated 2013 usage and price of coal and natural gas not under contract as of January 1, 2013, a hypothetical 10% increase (or decrease) in the price of coal and natural gas, would result in the pre-tax loss (or gain) of $1.8 million and $0.5 million, respectively.

To mitigate the risk of fluctuating prices, the Company has entered into long-term contracts to hedge the purchase of a percentage of the estimated need of coal and natural gas at fixed prices. The future commitments under these long-term contracts, which provide economic hedges, are disclosed within Note 10 of the Company's consolidated financial statements contained in Item 8 of this Annual Report. The value of the cash-flow hedges for natural gas is disclosed in Note 17 of the Company's consolidated financial statements contained in Item 8 of this Annual Report.

Interest Rate Risk

The Company's net exposure to interest rate risk consists primarily of borrowings under its U.S. and Japanese borrowing arrangements described within Note 8 of the Company's consolidated financial statements contained in Item 8 of this Annual Report. The Company's U.S. Credit Facility bears interest at rates that are based off of the prime rate, LIBOR, or Fed Funds rate, plus a margin rate based on the Company's leverage ratio. At December 31, 2012, the Company had $44.3 million of borrowings under the U.S. Credit Facility agreement. The Company's Japanese Credit Facility and Japanese loan agreements bear interest at rates that are benchmarked to Japan short-term floating rate interest rates or a three-month TIBOR rate plus 0.675%. At December 31, 2012, the Company had $19.6 million of borrowings under the various Japanese credit agreements. The impact on the Company's annual net income of a hypothetical one percentage point interest rate change on the average outstanding balances under its credit agreements would not result in a material change to interest expense based upon fiscal 2012 average borrowings.

Foreign Currency Exchange Risk

The Company is subject to risk of price fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures, and existing assets and liabilities denominated in currencies other than U.S. dollars. The Company enters into foreign currency forward exchange contracts and purchases options to manage these exposures. A hypothetical 10% strengthening (or weakening) of the U.S. dollar against the British Pound Sterling, Canadian Dollar, Chinese Yuan, Japanese Yen, Singapore Dollar, Danish Krone, Swedish Krona, and Euro at December 31, 2012 would result in a pre-tax loss (or gain) of approximately $1.6 million. The foreign currency forward exchange contracts purchased during 2012 have been accounted for according to Accounting Standards Codification (ASC) 815 "Derivatives and Hedging."

Item 8. Financial Statements and Supplementary Data:

REPORT OF MANAGEMENT

Responsibility for Financial Statements

Management is responsible for the preparation of the financial statements included in this Annual Report. The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance concerning the reliability of the financial data used in the preparation of the Company's financial statements, as well as reasonable assurance with respect to safeguarding the Company's assets from unauthorized use or disposition. However, no matter how well designed and operated, an internal control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Management's evaluation included reviewing the documentation of our controls, evaluating the design effectiveness of controls, and testing their operating effectiveness. Based on this evaluation, management believes that, as of December 31, 2012, the Company's internal controls over financial reporting were effective.

The effectiveness of internal control over financial reporting as of December 31, 2012, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who also audited our consolidated financial statements. Deloitte & Touche LLP's attestation report on the effectiveness of our internal control over financial reporting appears on the next page.

Changes in Internal Control

In the fourth quarter of 2012, there have been no changes to our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INTERNAL CONTROLS — REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Calgon Carbon Corporation
Pittsburgh, Pennsylvania

We have audited the internal control over financial reporting of Calgon Carbon Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
February 27, 2013

FINANCIAL STATEMENTS — REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Calgon Carbon Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Calgon Carbon Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Calgon Carbon Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
February 27, 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Calgon Carbon Corporation

(Dollars in thousands except per share data)	Year Ended December 31		
	2012	2011	2010
Net sales	**$562,255**	$541,472	$478,899
Net sales to related parties	—	—	3,442
Total	**562,255**	541,472	482,341
Cost of products sold (excluding depreciation)	**392,382**	364,384	316,884
Depreciation and amortization	**26,320**	24,337	22,082
Selling, general and administrative expenses	**85,345**	87,926	77,557
Research and development expenses	**8,025**	7,930	7,514
Restructuring charges (Note 2)	**10,211**	—	—
Litigation and other contingencies (Note 18)	**111**	(337)	12,000
	522,394	484,240	436,037
Income from operations	**39,861**	57,232	46,304
Interest income	**35**	467	352
Interest expense	**(80)**	—	(29)
Gain on acquisitions (Note 3)	—	—	2,666
Other expense – net	**(2,480)**	(1,309)	(1,395)
Income before income tax provision and equity in income of equity investments	**37,336**	56,390	47,898
Income tax provision (Note 14)	**14,064**	17,166	13,160
Income before equity in income of equity investments	**23,272**	39,224	34,738
Equity in income of equity investments, net	—	—	112
Net income	**23,272**	39,224	34,850
Other comprehensive loss, net of tax (Note 15)			
Foreign currency translation	**1,197**	(1,123)	(3,594)
Derivatives	**854**	756	573
Employee benefit plans	**(5,061)**	(9,076)	(47)
Comprehensive income	**$ 20,262**	$ 29,781	$ 31,782
Basic net income per common share	**$ .41**	$ .70	$ .62
Diluted net income per common share	**$ .41**	$ .69	$ .61
Weighted average shares outstanding, in thousands			
Basic	**56,305**	56,243	55,867
Diluted	**56,836**	56,994	56,742

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Calgon Carbon Corporation

(Dollars in thousands except per share data)	December 31	
	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 18,161**	$ 13,574
Restricted cash	**—**	1,152
Receivables, net of allowance for losses of $1,362 and $1,200	**101,918**	102,540
Revenue recognized in excess of billings on uncompleted contracts	**14,680**	9,911
Inventories	**107,166**	118,348
Deferred income taxes – current	**17,317**	19,190
Other current assets	**13,964**	13,226
Total current assets	**273,206**	277,941
Property, plant and equipment, net	**262,993**	234,549
Intangibles, net	**7,388**	7,579
Goodwill	**27,030**	26,839
Deferred income taxes – long-term	**3,558**	2,805
Other assets	**3,594**	3,277
Total assets	**$577,769**	$552,990
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 76,214**	$ 72,437
Restructuring reserve	**3,226**	—
Billings in excess of revenue recognized on uncompleted contracts	**3,865**	4,183
Payroll and benefits payable	**10,114**	12,178
Accrued income taxes	**2,666**	923
Short-term debt	**19,565**	22,894
Current portion of long-term debt	**—**	3,372
Total current liabilities	**115,650**	115,987
Long-term debt	**44,408**	1,103
Deferred income taxes – long-term	**12,379**	14,771
Accrued pension and other liabilities	**54,035**	44,012
Total liabilities	**226,472**	175,873
Commitments and contingencies (Notes 10 and 18)		
Shareholders' equity:		
Common shares, $.01 par value, 100,000,000 shares authorized, 56,450,632 and 59,381,636 shares issued	**564**	594
Additional paid-in capital	**168,599**	174,074
Retained earnings	**270,511**	247,239
Accumulated other comprehensive loss	**(16,527)**	(13,517)
	423,147	408,390
Treasury stock, at cost, 6,415,176 and 3,100,419 shares	**(71,850)**	(31,273)
Total shareholders' equity	**351,297**	377,117
Total liabilities and shareholders' equity	**$577,769**	$552,990

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Calgon Carbon Corporation

(Dollars in thousands)	Year Ended December 31 2012	2011	2010
Cash flows from operating activities			
Net income	$ 23,272	$ 39,224	$ 34,850
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on acquisitions (Note 3)	—	—	(2,666)
Depreciation and amortization	26,320	24,337	22,082
Equity in income from equity investments	—	—	(112)
Employee benefit plan provisions	5,431	2,026	2,789
Stock-based compensation	2,434	2,577	2,463
Excess tax benefit from stock-based compensation	—	143	(553)
Deferred income tax expense	443	13,354	4,823
Restructuring charges (Note 2)	10,211	—	—
Restructuring cash payments (Note 2)	(1,616)	—	—
Changes in assets and liabilities – net of effects from foreign exchange:			
Increase in receivables	(828)	(6,371)	(9,548)
Decrease (increase) in inventories	10,320	(15,041)	(3,163)
Increase in revenue in excess of billings on uncompleted contracts and other current assets	(5,715)	(2,296)	(6,936)
Increase in accounts payable and accrued liabilities	4,201	7,680	2,877
Pension contributions	(3,913)	(8,087)	(14,302)
Other items – net	2,117	(4,526)	1,208
Net cash provided by operating activities	72,677	53,020	33,812
Cash flows from investing activities			
Purchase of businesses – net of cash (Note 3)	—	—	(2,103)
Capital expenditures	(60,680)	(72,101)	(47,190)
Disposals of property, plant and equipment	—	—	478
Government grants received	947	2,189	—
Cash pledged for collateral	—	(21)	(910)
Cash released from collateral	1,152	—	5,293
Net cash used in investing activities	(58,581)	(69,933)	(44,432)
Cash flows from financing activities			
Japanese Revolving credit facility borrowings – short-term (Note 8)	10,546	179,550	58,313
Japanese Revolving credit facility repayments – short-term (Note 8)	(12,792)	(178,874)	(53,251)
U.S. Revolving credit facility borrowings – long-term (Note 8)	125,550	—	—
U.S. Revolving credit facility repayments – long-term (Note 8)	(81,300)	—	—
Proceeds of debt obligations	—	373	—
Reductions of debt obligations	(3,202)	(3,034)	(1,982)
Treasury stock purchased	(577)	(422)	(956)
Common stock issued	1,601	2,074	2,035
Accelerated share repurchase stock (Note 11)	(50,000)	—	—
Excess tax benefit from stock-based compensation	—	(143)	553
Net cash (used in) provided by financing activities	(10,174)	(476)	4,712
Effect of exchange rate changes on cash	665	(3,029)	1,871
Increase (decrease) in cash and cash equivalents	4,587	(20,418)	(4,037)
Cash and cash equivalents, beginning of year	13,574	33,992	38,029
Cash and cash equivalents, end of year	$ 18,161	$ 13,574	$ 33,992

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Calgon Carbon Corporation

(Dollars in thousands)	Common Shares Issued	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Sub-Total	Treasury Stock Shares	Treasury Stock Amount	Total
Balance, December 31, 2009	58,553,617	$586	$164,236	$173,165	$(1,006)	$336,981	3,006,037	$(29,895)	$307,086
2010									
Net income	—	—	—	34,850	—	34,850	—	—	34,850
Other comprehensive income, net of tax (Note 15)	—	—	—	—	(3,068)	(3,068)	—	—	(3,068)
Employee and director stock plans	435,961	4	5,048	—	—	5,052	—	—	5,052
Treasury stock purchased	—	—	—	—	—	—	64,683	(956)	(956)
Balance, December 31, 2010	58,989,578	$590	$169,284	$208,015	$(4,074)	$373,815	3,070,720	$(30,851)	$342,964
2011									
Net income	—	—	—	39,224	—	39,224	—	—	39,224
Other comprehensive income, net of tax (Note 15)	—	—	—	—	(9,443)	(9,443)	—	—	(9,443)
Employee and director stock plans	392,058	4	4,790	—	—	4,794	—	—	4,794
Treasury stock purchased	—	—	—	—	—	—	29,699	(422)	(422)
Balance, December 31, 2011	59,381,636	$594	$174,074	$247,239	$(13,517)	$408,390	3,100,419	$(31,273)	$377,117
2012									
Net income	**—**	**—**	**—**	**23,272**	**—**	**23,272**	**—**	**—**	**23,272**
Other comprehensive income, net of tax (Note 15)	**—**	**—**	**—**	**—**	**(3,010)**	**(3,010)**	**—**	**—**	**(3,010)**
Employee and director stock plans	**344,998**	**3**	**4,492**	**—**	**—**	**4,495**	**—**	**—**	**4,495**
Accelerated share repurchase (Note 11)	**(3,276,002)**	**(33)**	**(9,967)**	**—**	**—**	**(10,000)**	**3,276,002**	**(40,000)**	**(50,000)**
Treasury stock purchased	**—**	**—**	**—**	**—**	**—**	**—**	**38,755**	**(577)**	**(577)**
Balance, December 31, 2012	**56,450,632**	**$564**	**$168,599**	**$270,511**	**$(16,527)**	**$423,147**	**6,415,176**	**$(71,850)**	**$351,297**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Accounting Policies

Operations

Calgon Carbon Corporation (the "Company") is a global leader in services and solutions for purifying water and air, food, beverage, and industrial process streams. The Company's operations are principally conducted in three business segments: Activated Carbon and Service, Equipment, and Consumer. Each of these segments includes the production, design and marketing of products and services specifically developed for the purification, separation and concentration of liquids and gases. The Activated Carbon and Service segment relies on activated carbon as a base material, while the Equipment segment relies on a variety of methods and materials which involve other products in addition to activated carbon. The Consumer segment brings the Company's purification technologies directly to the consumer in the form of products and services. The Company's largest markets are in the United States, Europe, and Japan. The Company also has markets in Africa, Canada, India, Latin America, and in other parts of Asia.

Principles of Consolidation

The consolidated financial statements include the accounts of majority-owned and controlled subsidiaries. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

Foreign Currency

Substantially all assets and liabilities of the Company's international operations are translated at year-end exchange rates; income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments represent other comprehensive income or loss and are accumulated in a separate component of shareholders' equity, net of tax effects. Transaction gains and losses are included in Other expense-net.

Revenue Recognition

Revenue and related costs are recognized when goods are shipped or services are rendered to customers provided that ownership and risk of loss have passed to the customer, the price to the customer is fixed or determinable, and collection is reasonably assured. Revenue for major equipment projects is recognized under the percentage of completion method. The Company's major equipment projects generally have a long project life cycle from bid solicitation to project completion. The nature of the contracts are generally fixed price with milestone billings. The Company recognizes revenue for these projects based on the fixed sales prices multiplied by the percentage of completion. In applying the percentage of completion method, a project's percent complete as of any balance sheet date is computed as the ratio of total costs incurred to date divided by the total estimated costs at completion. As changes in the estimates of total costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. The Company has a history of making reasonably dependable estimates of costs at completion on contracts that follow the percentage of completion method; however, due to uncertainties inherent in the estimation process, it is possible that actual project costs at completion could vary from estimates. The principal components of costs include material, direct labor, subcontracts, and allocated indirect costs. Indirect costs primarily consist of administrative labor and associated operating expenses, which are allocated to the respective projects on actual hours charged to the project utilizing a standard hourly rate.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The amount of allowance recorded is primarily based upon a periodic review of specific customer transactions that remain outstanding at least three months beyond their respective due dates.

Inventories

Inventories are carried at the lower of cost or market. Inventory costs are primarily determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is computed on the straight-line method over the estimated service lives of the assets, which are from 15 to 30 years for land improvements and buildings, 5 to 15 years for furniture, machinery and equipment, 5 to 10 years for customer capital, 5 years for vehicles, and 5 to 10 years for computer hardware and software. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. In accordance with guidance within Accounting Standards Codification

(ASC) 350, "Intangibles - Goodwill and Other," goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment. None of the Company's identifiable intangible assets other than goodwill have indefinite lives.

The Company has elected to perform the annual impairment test of its goodwill, as required, on December 31 of each year by initially comparing the fair value of each of the Company's reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company performs an additional step to determine the implied fair value of the goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of the assets and liabilities of the unit and then computing the excess of the unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and the Company recognizes such impairment accordingly. Fair values are estimated using discounted cash flows and other valuation methodologies that are based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions as deemed appropriate. The Company also considers such factors as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements.

The Company's identifiable intangible assets other than goodwill have finite lives. Certain of these intangible assets, such as customer relationships, are amortized using an accelerated methodology while others, such as patents, are amortized on a straight-line basis over their estimated useful lives. In addition, intangible assets with finite lives are evaluated for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable, as prescribed by guidance within ASC 360, "Property, Plant, and Equipment."

Long-Lived Assets

The Company evaluates long-lived assets under the provisions of ASC 360 "Property, Plant, and Equipment," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. For assets to be held and used, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment loss for an asset group reduces only the carrying amounts of a long-lived asset or assets of the group being evaluated. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group does not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. Estimates of future cash flows to test the recoverability of a long-lived asset group include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. The future cash flow estimates used by the Company exclude interest charges.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the book and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company assesses its ability to realize deferred tax assets based on normalized historical performance and on projections of future taxable income in the relevant tax jurisdictions. Normalized historical performance for purposes of this assessment includes adjustments for those income and expense items that are unusual and non-recurring in nature and are not expected to affect results in future periods. Such unusual and non-recurring items include the effects of legal fees or settlements associated with specific litigation matters and restructuring costs. The Company's projections of future taxable income considers known events, such as the passage of legislation or expected occurrences, and do not reflect a general growth assumption. The Company's estimates of future taxable income are reviewed annually or whenever events or changes in circumstances indicate that such projections should be modified.

The Company utilizes guidance within ASC 740 "Income Taxes" regarding the accounting for uncertainty in income taxes. This guidance prescribes recognition and measurement standards for a tax position taken or expected to be taken in a tax return. According to this guidance, the evaluation of a tax position is a two step process. The first step is the determination of whether a tax position should be recognized in the financial statements. The benefit of a tax position taken or expected to be taken in a tax return is to be recognized only if the Company determines that it is more likely than not that the tax position will be sustained upon examination by the tax authorities based upon the technical merits of the position. In step two, for those tax positions which should be recognized, the measurement of a tax position is determined as being the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries of $67.1 million because these earnings are intended to be indefinitely reinvested outside the United States. These earnings would become subject to income tax if they were remitted as dividends, were loaned to the Company or a U.S. affiliate, or if the Company were to sell its ownership interest in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these indefinitely reinvested unremitted earnings is not practicable.

Pensions
Accounting for pensions involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover and discount rates. These assumptions are reviewed annually. In determining the expected return on plan assets, the Company evaluates long-term actual return information, the mix of investments that comprise plan assets and future estimates of long-term investment returns. In determining the discount rates for pension obligations, the Company evaluates long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency.

Net Income per Common Share
Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all potential dilutive common shares outstanding during the period. Potential dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options is assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the potential dilutive common shares outstanding.

Cash and Cash Equivalents
The Company considers all highly liquid, short-term investments made with an original maturity of three months or less to be cash equivalents.

Restricted Cash
Restricted cash consists of cash collateral pledged under debt agreements to comply with contractual stipulations, primarily related to outstanding letters of credit. Cash pledged for collateral or released from collateral is classified as an investing activity in the consolidated statement of cash flows.

Derivative Instruments
The Company applies ASC 815, "Derivatives and Hedging." ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates or the prices of natural gas. The Company enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts. Changes in the value of the derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and meets certain other criteria. The Company does not hold derivative financial instruments for trading purposes.

Contingencies
The Company from time to time is subject to various legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of the nature considered normal to its business. It is the Company's policy to accrue for amounts related to the legal matters when it is probable that a liability has been incurred and the loss amount is reasonably estimable. Estimates are developed through consultation with legal counsel involved in the defense and are based upon an analysis of probable results, assuming a combination of litigation and settlement strategies. Legal fees associated with defending these various lawsuits and claims are expensed when incurred.

Government Grants
The Company's policy for accounting for government grants, including non-monetary grants at fair value, is to recognize them only when there is reasonable assurance that (a) the Company will comply with the conditions attached to the grants and (b) the grants will be received. A grant will be recognized as income over the period necessary to match it to the related costs, for which it is intended to compensate, on a systematic basis. Grants related to assets are presented by deducting them from the asset's carrying amount. A grant related to income will be deducted from the related expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Labor Agreements
Collective bargaining agreements cover approximately 27% of the Company's labor force at December 31, 2012 that expire during 2013, 2014 and 2016. Approximately 18% of the Company's labor force is covered by a collective bargaining agreement that expires in 2013.

Stock-Based Compensation
The Company applies ASC 718, "Compensation – Stock Compensation." In accordance with guidance within ASC 718, compensation expense for stock options is recorded over the vesting period using the fair value on the date of grant, as calculated by the Company using the Black-Scholes model. For time vested restricted stock awards, the nonvested restricted stock grant date fair value, which is the market

price of the underlying common stock, is expensed over the vesting period. For certain performance based stock awards, the initial grant date fair value of the performance stock awards that vest subject to a market condition is determined using a Monte Carlo simulation model and is expensed on a straight-line basis over the performance period. For certain performance based stock awards that vest subject to a performance condition, the initial grant date fair value is the market price of the underlying common stock. This fair value is expensed on a straight-line basis over the performance period when it is probable that the performance condition will be achieved. The Company's stock-based compensation plans are more fully described in Note 12.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and customer receivables. The Company places its cash with financial institutions and invests in low-risk, highly liquid instruments. With respect to customer receivables, the Company believes that it has no significant concentration of credit risk as no single customer accounted for more than 10 percent of gross annual revenues as of December 31, 2012. The Company closely monitors the credit risk associated with its customers and to date has not experienced material losses.

Concentration of Deposit Risk

From time to time, the Company could have cash deposited with financial institutions in excess of federally insured limits. On November 9, 2010 the FDIC issued a Final Rule implementing section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provided for unlimited insurance coverage of noninterest-bearing transaction accounts. For the periods December 31, 2010 through December 31, 2012, all noninterest-bearing transaction accounts were fully insured, regardless of the balance of the account, at all FDIC-insured institutions. As of December 31, 2012, the Company had approximately $0.3 million of total cash deposits with two U.S. financial institutions which would have previously been considered as in excess of federally insured limits.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- **Level 1** – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- **Level 2** – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- **Level 3** – Unobservable inputs that reflect the reporting entity's own assumptions.

Fair Value of Financial Instruments Excluding Derivative Instruments

The Company's financial instruments, excluding derivative instruments, consist primarily of cash and cash equivalents, restricted cash, short and long-term debt as well as accounts receivable and accounts payable. The fair value of the cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximates their carrying value because of the short-term maturity of the instruments. Refer to Note 9 for a discussion of the fair value of the Company's short and long-term debt.

New Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets or Liabilities," or ASU No. 2013-01. ASU 2013-01 clarifies the scope of ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," or ASU 2011-11. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information for these instruments. Both ASU 2013-01 and ASU 2011-11 are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU, No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income," or ASU No. 2013-02. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income. For amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Reclassification

Certain prior year amounts have been reclassified to conform to the 2012 presentation. Refer to Note 14 for reclassifications made in the table that reconciles the U.S. statutory tax rate and the Company's effective tax rate and to Note 9 for reclassifications made in the table to separate derivative assets and liabilities.

2. Restructuring Charges

During the third quarter of 2012, the Company adopted a worldwide strategy to reduce costs and realign the organization structure in response to the global economic slowdown, rising raw material and maintenance costs, and delays in implementation of environmental regulations, which have created a challenging business environment for the Company. As a part of this strategy, the Company will consolidate operations at certain locations, permanently close one of its manufacturing facilities, temporarily idle in early to mid 2013 reactivation facilities in Pittsburgh, Pennsylvania and Blue Lake, California, evaluate non-core businesses for potential divestiture, and reduce headcount. The Company recorded $10.2 million of restructuring charges as of December 31, 2012 which are all within the Activated Carbon and Service segment.

The Company recorded impairment charges of $3.6 million for the permanent closure or sale of its activated carbon manufacturing facility in Datong, China and $0.4 million for the closure of a warehouse in Belgium. The Company also recorded termination benefits, including early retirement obligations, as a result of the worldwide reduction of headcount of $4.4 million or 120 positions. In addition, the Company incurred a $1.4 million pension settlement charge as a result of lump sum pension distributions for those participants in the early retirement program. Additional restructuring charges and cash outlays are expected to be incurred in 2013. These charges are expected to be significantly less than those incurred in 2012.

The following table summarizes the restructuring plan and the activity in the restructuring reserve for the year ended December 31, 2012:

(Thousands, except no. of employees)	Employee Termination Benefits	Asset Write-offs	Other	Total Restructuring Activity	Employees Impacted
Restructuring charges	$ 5,777	$ 4,000	$ 434	$ 10,211	120
Payments	(1,182)	—	(434)	(1,616)	(53)
Pension settlement	(1,369)	—	—	(1,369)	—
Non-cash charges	—	(4,000)	—	(4,000)	—
Accrual at December 31, 2012	**$ 3,226**	**$ —**	**$ —**	**$ 3,226**	**67**

3. Acquisitions

Zwicky Denmark and Sweden (Zwicky) and Hyde Marine, Inc. (Hyde)

On January 4, 2010, the Company acquired two Zwicky businesses. The Company acquired substantially all of the assets of Zwicky AS (Denmark) and acquired 100% of the outstanding shares of capital stock of Zwicky AB (Sweden). These companies are distributors of activated carbon products and providers of services associated with the reactivation of activated carbon and, subsequent to acquisition, their results are included in the Company's Activated Carbon and Service segment. As a result of the Zwicky acquisitions, the Company increased its presence in Northern Europe.

On January 29, 2010, the Company acquired 100% of the capital stock of Hyde, a manufacturer of systems that use ultraviolet light technology to treat marine ballast water. The results of Hyde are included in the Company's Equipment segment. The Hyde acquisition provided the Company with immediate entry into the new global market for ballast water treatment and increases its knowledge base and experience in using ultraviolet light technology to treat water.

The aggregate purchase price for these acquisitions was $4.3 million, including cash paid at closing of $2.8 million as well as deferred payments and earnouts valued at $1.5 million. The fair value of assets acquired less liabilities assumed for Hyde exceeded the purchase price thereby resulting in a pre-tax gain of $0.3 million which is included in the gain on acquisitions in the Company's Statement of Comprehensive Income for the year ended December 31, 2010. The Company recorded an estimated earnout liability of $1.3 million payable to the former owner and certain employees of Hyde calculated based upon 5% of certain defined cash flow of the business through 2018, without limitation. This liability, which the Company evaluates and adjusts at the end of each reporting period, is recorded in accrued pension and other liabilities within the Consolidated Balance Sheet.

Calgon Mitsubishi Chemical Corporation (CMCC)

On March 31, 2010, the Company increased its ownership interest in its Japanese joint venture with CMCC from 49% to 80%. The increase in ownership was accomplished by CMCC borrowing funds and purchasing shares of capital stock directly from the former majority owner Mitsubishi Chemical Corporation (MCC) for approximately $7.7 million. Subsequent to the share purchase and resultant control by the Company, the venture was re-named Calgon Carbon Japan KK (CCJ). CCJ also agreed to acquire the remaining shares held by MCC on March 31, 2011 (the redeemable noncontrolling interest) for approximately $2.4 million. The original $2.4 million obligation to purchase these remaining shares (the redeemable noncontrolling interest) was reduced by $2.1 million for working capital and other adjustments related to indemnification claims that were previously estimated. On March 31, 2011, the remaining shares held by MCC were acquired with no payment due. Therefore, the Company recorded a $0.3 million gain in Other expense – net within the Company's Consolidated Statement of Comprehensive Income for the year ended December 31, 2011. The ownership of CCJ triples the Company's sales revenue in Asia and added to its workforce and infrastructure in Japan, the world's second largest activated carbon market. The results of CCJ are reflected in the Company's Activated Carbon and Service segment.

The acquisition date fair value of the Company's former 49% equity interest in CMCC was approximately $9.8 million. The Company recorded a pre-tax gain of $2.4 million related to this acquisition in 2010. The gain resulted from the re-measurement of the Company's equity interest to fair value as well as the fair value of assets acquired less liabilities assumed exceeding the purchase price.

The purchase price allocations and resulting impact on the corresponding consolidated balance sheet relating to these acquisitions is as follows:

(Dollars in thousands)	
Assets	
Cash	$ 708
Receivables	19,511
Inventories	14,625
Property, plant and equipment, net	7,606
Intangibles, net*	5,374
Other current assets	2,530
Other assets	546
Total assets	$ 50,900
Liabilities	
Accounts payable	$ (10,660)
Short-term debt	(14,777)
Current portion of long-term debt	(2,569)
Long-term debt	(5,160)
Accrued pension and other liabilities	(3,993)
Total liabilities	$ (37,159)
Redeemable non-controlling interest	(274)
Net assets	$ 13,467
Cash paid for acquisitions	$ 2,812

**Weighted amortization period of 8.9 years.*

Subsequent to their acquisition and excluding the related gains of $2.7 million recorded at March 31, 2010, these entities have contributed the following to the Company's consolidated operating results for the year ended December 31, 2010:

	Year Ended December 31
(Dollars in thousands)	**2010**
Revenue	$57,041
Net loss	$ (444)

The aggregate purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective estimated acquisition date fair values. The Company has finalized the valuations and completed the purchase price allocations for each of its acquisitions.

Pro Forma Information (Unaudited)

The operating results of the acquired companies have been included in the Company's consolidated financial statements from the dates each were acquired. The following unaudited pro forma results of operations assume that the acquisitions had been included for the full periods indicated. Such results are not necessarily indicative of the actual results of operations that would have been realized nor are they necessarily indicative of future results of operations.

(Dollars in thousands)	December 31 2010
Net sales	$499,547
Net income	$ 34,035
Net income per common share	
Basic	$ 0.61
Diluted	$ 0.60

The 2010 pro forma amounts have been calculated after adjusting for sales and related profit resulting from the Company's sales of activated carbon to both CCJ and Zwicky. In addition, the equity earnings from the Company's former non-controlling interest in CCJ have been removed. The results also reflect additional amortization that would have been charged assuming fair value adjustments to amortizable intangible assets had been applied to the beginning of each period presented.

The results for the year ended December 31, 2010 exclude approximately $2.7 million of gains associated with the acquisitions.

4. Inventories

	December 31	
(Dollars in thousands)	**2012**	2011
Raw materials	**$ 29,353**	$ 28,610
Finished goods	**77,813**	89,738
Total	**$107,166**	$118,348

Inventories are recorded net of reserves of $1.8 million and $2.2 million for obsolete and slow-moving items at December 31, 2012 and 2011, respectively.

5. Property, Plant and Equipment

	December 31	
(Dollars in thousands)	**2012**	2011
Land and improvements	**$ 24,625**	$ 21,913
Buildings	**69,821**	45,400
Machinery, equipment and customer capital	**405,774**	396,125
Computer hardware and software	**21,267**	21,098
Furniture and vehicles	**8,891**	9,056
Construction-in-progress	**65,912**	61,689
	596,290	555,281
Less accumulated depreciation	**(333,297)**	(320,732)
Net	**$ 262,993**	$ 234,549

During the third quarter of 2012, the Company announced the closure or potential sale of its Datong, China virgin carbon manufacturing facility and recorded a $3.6 million impairment charge. As of December 31, 2012, this facility is under contract for sale.

Depreciation expense for the years ended December 31, 2012, 2011, and 2010 totaled $24.3 million, $22.6 million, and $20.1 million, respectively.

Repair and maintenance expenses were $18.4 million, $15.0 million, and $15.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

6. Goodwill and Other Identifiable Intangible Assets

The Company has elected to perform the annual impairment test of its goodwill, as required, on December 31 of each year. For purposes of the test, the Company has identified reporting units, as defined within ASC 350, at a regional level for the Activated Carbon and Service segment and at the technology level for the Equipment segment and has allocated goodwill to these reporting units accordingly. The goodwill associated with the Consumer segment is not material and has not been allocated below the segment level.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2012 and 2011 are as follows:

(Dollars in thousands)	Activated Carbon and Service Segment	Equipment Segment	Consumer Segment	Total
Balance as of January 1, 2011	$20,183	$6,667	$60	$26,910
Foreign currency translation	(16)	(55)	—	(71)
Balance as of December 31, 2011	20,167	6,612	60	26,839
Foreign currency translation	143	48	—	191
Balance as of December 31, 2012	**$20,310**	**$6,660**	**$60**	**$27,030**

The following is a summary of the Company's identifiable intangible assets as of December 31, 2012 and 2011, respectively:

	December 31, 2012				
(Dollars in thousands)	**Weighted Average Amortization Period**	**Gross Carrying Amount**	**Foreign Exchange**	**Accumulated Amortization**	**Net Carrying Amount**
Amortized intangible assets:					
Patents	**20.0 Years**	**$ 676**	**$ —**	**$ (548)**	**$ 128**
Customer Relationships	**15.9 Years**	**10,450**	**(223)**	**(8,311)**	**1,916**
Product Certification	**5.4 Years**	**7,369**	**(3)**	**(3,917)**	**3,449**
Unpatented Technology	**18.4 Years**	**3,183**	**—**	**(2,191)**	**992**
Licenses	**20.0 Years**	**964**	**119**	**(180)**	**903**
Total	**13.1 Years**	**$22,642**	**$(107)**	**$(15,147)**	**$7,388**

	December 31, 2011				
(Dollars in thousands)	Weighted Average Amortization Period	Gross Carrying Amount	Foreign Exchange	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:					
Patents	15.4 Years	$ 1,369	$ —	$ (1,197)	$ 172
Customer Relationships	16.0 Years	10,450	(261)	(7,776)	2,413
Product Certification	5.4 Years	6,023	(19)	(2,960)	3,044
Unpatented Technology	20.0 Years	2,875	—	(2,011)	864
Licenses	20.0 Years	964	217	(95)	1,086
Total	14.0 Years	$21,681	$ (63)	$(14,039)	$7,579

For the years ended December 31, 2012, 2011 and 2010, the Company recognized $2.0 million, $1.8 million, and $2.0 million respectively, of amortization expense related to intangible assets. The Company estimates amortization expense to be recognized during the next five years as follows:

For the year ending December 31:	*(Dollars in thousands)*
2013	$2,039
2014	1,939
2015	1,280
2016	1,037
2017	264

7. Product Warranties

The Company establishes a warranty reserve for equipment project sales and estimates the warranty accrual based on the history of warranty claims to total sales, adjusted for significant known claims in excess of established reserves.

Warranty terms are based on the negotiated equipment project contract and typically are either 18 months from shipment date or 12 months from project startup date. The change in the warranty reserve, which is included in accounts payable and accrued liabilities in the consolidated balance sheets, is as follows:

(Dollars in thousands)	December 31 2012	2011
Beginning Balance	**$1,624**	$1,340
Payments and replacement product	**(801)**	(440)
Additions to warranty reserve for warranties issued during the period	**1,249**	725
Change in the warranty reserve for pre-existing warranties	—	(1)
Ending Balance	**$2,072**	$1,624

8. Borrowing Arrangements

Short-Term Debt

(Dollars in thousands)	December 31 2012	2011
Borrowings under Japanese Working Capital Loan	**$18,611**	$22,894
Borrowings under Japanese Term Loan	**954**	—
Total	**$19,565**	$22,894

Long-Term Debt

(Dollars in thousands)	December 31 2012	2011
U.S. Credit Facility Borrowings	**$44,250**	$ —
Borrowings under Japanese Term Loan	—	4,142
Belgian Loan Borrowings	**158**	156
Other	—	177
Less current portion of long-term debt	—	3,372
Total	**$44,408**	$1,103

Credit Facility

The Company's U.S. Credit Facility (Credit Facility), which expires on November 17, 2016, contains a revolving credit capacity of $125.0 million with a $30.0 million sublimit for the issuance of letters of credit. So long as no event of default has occurred and is continuing, the Company from time to time may request one or more increases in the total revolving credit commitment under the Credit Facility of up to $50.0 million in the aggregate. No assurance can be given, however, that the total revolving credit commitment will be increased above $125.0 million.

Availability under the Credit Facility is dependent upon various customary conditions. A quarterly nonrefundable commitment fee is payable by the Company based on the unused availability under the Amended Credit Agreement and is currently equal to 0.25%. Total availability under the Credit Facility at December 31, 2012 and December 31, 2011 was $78.6 million and $122.8 million, respectively, after considering outstanding letters of credit and borrowings.

The interest rate on amounts owed under the Credit Facility will be, at the Company's option, either (i) a fluctuating base rate based on the highest of (A) the prime rate announced from time to time by the lenders, (B) the rate announced by the Federal Reserve Bank of New York on that day as being the weighted average of the rates on overnight federal funds transactions arranged by federal funds brokers on the previous trading day plus 3.00% or (C) a daily LIBOR rate plus 2.75%, or (ii) LIBOR-based borrowings in one, two, three, or six month increments at the applicable LIBOR rate plus 1.25%. A margin may be added to the applicable interest rate based on the Company's leverage ratio. The interest rate per annum on outstanding borrowings as of December 31, 2012 ranged from 1.25% to 1.50%.

Total outstanding borrowings under the Credit Facility were $44.3 million as of December 31, 2012 and are shown as long-term debt within the consolidated balance sheet. The borrowings and repayments are presented on a gross basis within the Company's consolidated statement of cash flows. There were no outstanding borrowings under the Credit Facility at December 31, 2011.

The Credit Facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, guaranties, loans and investments, dividends, mergers and acquisitions, dispositions of assets and transactions with affiliates. The Company must comply with certain financial covenants including a minimum interest coverage ratio, maximum leverage ratio, and minimum net worth, as defined within the Credit Facility. The Credit Facility also provides for customary events of default, including failure to pay principal or interest when due, failure to comply with covenants, the fact that any representation or warranty made by the Company is false or misleading in any material respect, certain insolvency or receivership events affecting the Company and its subsidiaries and a change in control of the Company. If an event of default occurs, the lenders will be under no further obligation to make loans or issue letters of credit. Upon the occurrence of certain events of default, all outstanding obligations of the Company automatically become immediately due and payable, and other events of default will allow the lenders to declare all or any portion of the outstanding obligations of the Company to be immediately due and payable.

Belgian Loan and Credit Facility

On November 30, 2009, the Company entered into a Loan Agreement (the "Belgian Loan") in order to help finance the expansion of the Company's Feluy, Belgium facility. The Belgian Loan provided total borrowings up to 6.0 million Euros, which could be drawn on in 120 thousand Euro bond installments at 25% of the total amount invested in the expansion until December 31, 2011. Bond options not called by December 31, 2011 were obsolete and the loan was limited to the amount actually called by that date. The maturity date is seven years from the date of the first draw down which occurred on April 13, 2011 and the interest rate is 5.35%. The Belgian Loan is guaranteed by a mortgage mandate on the Feluy site and is subject to customary reporting requirements, though no financial covenants exist. The Company had 120 thousand Euros, or $0.2 million, of outstanding borrowings under the Belgian Loan as of December 31, 2012 and 2011. No further bonds can be called on.

The Company also maintains an unsecured Belgian credit facility totaling 2.0 million Euros. There are no financial covenants and the Company had no outstanding borrowings under the Belgian credit facility as of December 31, 2012 and 2011. Bank guarantees of 1.2 million Euros and 1.4 million Euros were issued as of December 31, 2012 and December 31, 2011, respectively.

United Kingdom Credit Facility

The Company maintains a United Kingdom credit facility for the issuance of various letters of credit and guarantees totaling 0.6 million British Pounds Sterling. Bank guarantees of 0.4 million British Pounds Sterling were issued as of December 31, 2012 and 2011.

Japanese Loans

Calgon Carbon Japan (CCJ) maintains a Term Loan Agreement (the "Japanese Term Loan") and a Working Capital Loan Agreement (the "Japanese Working Capital Loan"). The Company is jointly and severally liable as the guarantor of CCJ's obligations and the Company permitted CCJ to grant a security interest and continuing lien in certain of its assets, including inventory and accounts receivable, to secure its obligations under both loan agreements. The Japanese Term Loan provided for a principal amount of 722.0 million Japanese Yen, or $7.7 million at inception. This loan matures on March 31, 2013, bears interest at 1.975% per annum, and is payable in monthly installments of 20.0 million Japanese Yen which began on April 30, 2010, with a final payment of 22.0 million Japanese Yen. The total borrowings outstanding as of December 31, 2012 of 82.0 million Japanese Yen or $1.0 million are recorded as short-term debt within the consolidated balance sheet. At December 31, 2011, 260.0 million Japanese Yen or $3.3 million was recorded as current portion of long-term debt and 62.0 million Japanese Yen or $0.8 million was recorded as long-term debt within the consolidated balance sheet. The Japanese Working Capital Loan provides for borrowings up to 2.0 billion Japanese Yen, until March 31, 2013, and bears interest based on a daily short-term prime rate fixed on the day a borrowing takes place, which was 1.475% per annum at December 31, 2012. Borrowings and repayments under the Japanese Working Capital Loan have generally occurred in short term intervals, as needed, in order to ensure adequate liquidity while minimizing outstanding borrowings. The borrowings and repayments are presented on a gross basis within the Company's consolidated statement of cash flows. Total borrowings outstanding under the Japanese Working Capital Loan were 1.6 billion Japanese Yen or $18.6 million and 1.8 billion Japanese Yen or $22.9 million at December 31, 2012 and 2011, respectively, and are shown as short-term debt within the consolidated balance sheet.

Chinese Credit Facility

The Company maintains an unsecured Chinese credit facility for working capital requirements totaling 10.0 million RMB or $1.6 million that matures on July 19, 2013. There were no outstanding borrowings at December 31, 2012 and 2011.

Maturities of Debt

The Company intends to make principal payments on debt outstanding at December 31, 2012 of $19.6 million in 2013, $44.3 million in 2016, and $0.2 million in 2018.

Interest Expense

The Company's interest expense for the years ended December 31, 2012, 2011, and 2010 totaled $0.1 million, zero, and $29 thousand, respectively. These amounts are net of interest costs capitalized of $0.7 million, $1.0 million, and $0.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

9. Fair Value Measurements

The following financial instrument assets (liabilities) are presented below at carrying amount, fair value, and classification within the fair value hierarchy (refer to Notes 3, 8 and 17 for details relating to the acquisition earn-out liability, borrowing arrangements and derivative instruments). The only financial instruments measured at fair value on a recurring basis are derivative instruments and the acquisition earn-out liability:

	December 31, 2012					December 31, 2011	
		Fair Value					
(Dollars in thousands)	Carrying Amount	Total	Level 1	Level 2	Level 3	Carrying Value	Fair Value
Derivative assets	**$ 1,120**	**$ 1,120**	**$—**	**$ 1,120**	**$—**	$ 803	$ 803
Derivative liabilities	**(646)**	**(646)**	**—**	**(646)**	**—**	(1,970)	(1,970)
Acquisition earn-out liability	**(1,300)**	**(1,300)**	**—**	**(1,300)**	**—**	(915)	(915)
U.S. credit facility	**(44,250)**	**(44,250)**	**—**	**(44,250)**	**—**	—	—
Japanese working capital loan	**(18,611)**	**(18,611)**	**—**	**(18,611)**	**—**	(22,894)	(22,894)
Japanese term loan	**(954)**	**(954)**	**—**	**(954)**	**—**	(4,142)	(4,142)
Other loans	**(158)**	**(158)**	**—**	**(158)**	**—**	(333)	(333)

Cash and cash equivalents, accounts receivable, and accounts payable included in the consolidated balance sheets approximate fair value. The recorded debt amounts are primarily based of the prime rate, LIBOR, or Fed Funds rate and, accordingly, the carrying value of these obligations equals fair value. Fair value for the acquisition earn-out liability is based upon Level 2 inputs which are periodically re-evaluated for changes in future projections and the discount rate.

Assets and Liabilities Reported at Fair Value on a Nonrecurring Basis:

As a result of the Company's restructuring plan, as discussed in Note 2, long-lived assets with a carrying amount of $4.7 million were written down to their fair value of $0.7 million. As a result, the Company recorded a charge of $4.0 million which was included in restructuring charges for the year ended December 31, 2012 within the Company's consolidated statement of comprehensive income. These long-lived assets were valued using Level 3 inputs.

10. Commitments

The Company has entered into leases covering principally office, research and warehouse space, office equipment and vehicles. Future minimum rental payments required under all operating leases that have remaining noncancelable lease terms in excess of one year are $7.4 million in 2013, $5.9 million in 2014, $3.9 million in 2015, $2.5 million in 2016, $2.0 million in 2017 and $3.7 million thereafter. Total rental expense on all operating leases was $7.9 million, $9.1 million, and $8.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company has in place long-term supply contracts for the purchase of raw materials, transportation, and information systems and services. The following table represents the total payments made for the purchases under the aforementioned supply contracts:

	December 31		
(Dollars in thousands)	**2012**	2011	2010
Raw and other materials	**$30,802**	$33,953	$35,417
Transportation	**9,731**	8,782	7,663
Information systems and services	**4,505**	3,846	3,903
Total payments	**$45,038**	$46,581	$46,983

Future minimum purchase requirements under the terms of the aforementioned contracts are as follows:

	Due in					
(Dollars in thousands)	2013	2014	2015	2016	2017	Thereafter
Raw and other materials	$23,338	$ 9,324	$ —	$ —	$—	$—
Transportation	1,575	1,575	1,575	1,575	—	—
Information systems and services	2,397	2,397	2,397	—	—	—
Total contractual cash obligations	$27,310	$13,296	$3,972	$1,575	$—	$—

11. Shareholders' Equity

The Company's Board of Directors in 2000 authorized the purchase of up to 500,000 shares of the Company's stock. As of November 19, 2012, 11,300 shares had been purchased under this stock buy back program. This program was discontinued at that date.

In November 2012, the Company's Board of Directors authorized an accelerated share repurchase of Company common stock under a share repurchase program (the "Program"). On November 20, 2012, under the Program, the Company paid a purchase price of $50 million and received 3,276,002 shares in connection with the inception of the Program which are held as Treasury. The actual number of shares that the Company will repurchase under the Program will be determined based on a discount to the arithmetic mean of the volume-weighted average prices of the Company's common stock for each observation date over the course of applicable calculation periods. The calculation period is expected to end no later than the end of September 2013. If the actual number of shares to be repurchased exceeds the number of shares previously delivered, the Company will receive a number of additional shares equal to such excess following the conclusion of the calculation period. If the actual number of shares to be repurchased is less than the number of shares previously delivered, the Company will deliver shares equal to such excess following the conclusion of the calculation period. The Company also retains the right to settle any such deficit in cash. The Company's outstanding common shares used to calculate earnings per share will be reduced by the number of repurchased shares pursuant to the Program as they are delivered to the Company, and the $50 million purchase price was recorded as a reduction in stockholders' equity upon its payment.

The Board of Directors adopted a Stockholder Rights Plan in February 2005 designated to guard against (1) coercive and abusive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares or (2) the accumulation of a substantial block of stock without offering to pay stockholders a fair control premium. The Rights Plan will not prevent takeovers, but is designed to preserve the Board's bargaining power and flexibility to deal with third-party acquirers and to otherwise seek to maximize value for all stockholders. The Plan awards one right for each outstanding share of common stock held by stockholders of record on February 3, 2005 and thereafter. Each right entitles the holder to purchase from the Company one unit of one ten-thousandth of a share of a newly created series of preferred stock at a purchase price of $35 per unit. The rights will be exercisable only if a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock (15% or more in the case of certain institutional investors) or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 10% or more of the Company's common stock ("Acquiring Person"). If one of those events occurs, each holder of a right (with the exception of the Acquiring Person or group) will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other of the Company's securities) having a value equal to two times the exercise price of the right. The rights can be redeemed by the Board of Directors under certain circumstances, in which case the rights will not be exchangeable for shares.

12. Stock Compensation Plans

At December 31, 2012, the Company had one stock-based compensation plan that was adopted in 2008 and is described below. The former Employee and Non-Employee Directors' Stock Option Plans were terminated and superceded by the 2008 Equity Incentive Plan, however, they both had stock-based awards outstanding as of December 31, 2012 and 2011.

2008 Equity Incentive Plan

In 2008, the Company adopted an equity incentive plan for eligible employees, service providers, and non-employee directors of the Company and its subsidiaries. The maximum number of shares available for grants and awards is an aggregate of 2,000,000 shares and the plan also includes a fixed sub-limit for the granting of incentive stock options which is 1,500,000 shares. The awards may be stock options, restricted stock units, performance units or other stock-based awards. Stock options may be "nonstatutory" or "incentive." The exercise price for options and stock appreciation rights shall not be less than the fair market value on the date of grant, except if an incentive stock option is granted to a "10% employee," as defined by the plan, then the option price may not be less than 110% of such fair market value. Options and stock appreciation rights may be exercisable commencing with the grant date, and are no longer exercisable after the expiration of seven or ten years from the grant date.

Employee Stock Option Plan

The Employee Stock Option Plan for officers and other key employees of the Company permitted grants of stock options, restricted shares or restricted performance shares for up to 8,238,640 shares of the Company's common stock. Stock options may be "nonstatutory" or "incentive" with a purchase price of not less than 100% of the fair market value on the date of the grant. Stock appreciation rights were permitted to be granted at date of option grant or at any later date during the term of the option. "Incentive" stock options granted since 1986 become exercisable no less than six months after the date of grant and are no longer exercisable after the expiration of ten years from the date of the grant.

Non-Employee Directors' Stock Option Plan

The 1993 Non-Employee Directors' Stock Option Plan, as last amended in 2005, provided for an annual grant on the day following the Annual Meeting of Stockholders of stock options equal to a Black-Scholes calculated value of $25,000 per Director on the date of grant. The options vest and become exercisable six months after the date of the grant and, in general, expire ten years after the date of grant.

Stock-Based Compensation Expense

In accordance with the guidance within ASC 718 "Compensation – Stock Compensation", compensation expense for stock options is recorded over the vesting period based on the fair value on the date of grant, as calculated by the Company using the Black-Scholes model and the assumptions listed below:

	Year Ended December 31		
	2012	2011	2010
Average grant date exercise price per share of unvested option awards	**$14.49**	$14.19	$15.47
Dividend yield	**.00%**	.00%	.00%
Expected volatility	**42-44%**	46%	44%
Risk-free interest rates	**0.58-0.90%**	2.19%	2.40%
Expected lives of options	**4 years**	4 years	6 years
Average grant date fair value per share of unvested option awards	**$ 5.30**	$ 5.73	$ 6.91

The *Dividend yield* is based on the latest annualized dividend rate and the current market price of the underlying common stock at the date of grant.

Expected *volatility* is based on the historical volatility of the Company's stock and the implied volatility calculated from traded options on the Company's stock.

The *Risk-free* interest rates are based on the U.S. Treasury strip rate for the expected life of the option.

The *Expected lives* of options are primarily determined from historical stock option exercise data. For the 2012 and 2011 grants of stock options, the Company used the simplified method for determining the expected life. This method was used since the Company granted stock options to a different population of its employees, and decreased the term from 10 to 7 years. As a result of these changes, the Company does not believe that the historical stock option exercise data provides a reasonable basis upon which to estimate the expected life for the 2012 and 2011 grants.

Stock Option Activity

The following tables show a summary of the status and activity of stock options for the year ended December 31, 2012:

Employee:	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding at beginning of year	837,804	$10.61		
Granted	292,264	14.71		
Exercised	(242,235)	6.31		
Forfeited	(109,718)	14.95		
Expired	(25,052)	15.93		
Outstanding at December 31, 2012	**753,063**	**$12.78**	**4.99**	**$1,454**
Exercisable at December 31, 2012	**453,139**	**$11.64**	**4.30**	**$1,420**
Expected to vest at December 31, 2012	**753,063**	**$12.78**	**4.99**	**$1,454**

The weighted-average grant date fair value of employee stock options granted during the years ended December 31, 2012, 2011, and 2010 was $5.28 per share, $5.47 per share, and $6.90 per share or $1.5 million, $1.0 million, and $0.5 million, respectively. The total grant date fair value of options vested during the years ended December 31, 2012, 2011, and 2010 was $5.86 per share, $6.79 per share, and $6.60 per share, or $0.7 million, $0.5 million, and $0.5 million, respectively.

Non-Employee Directors:	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding at beginning of year	83,022	$6.65		
Granted	—	—		
Exercised	(8,800)	8.27		
Forfeited	—	—		
Expired	—	—		
Outstanding at December 31, 2012	**74,222**	**$6.45**	**2.80**	**$507**
Exercisable at December 31, 2012	**74,222**	**$6.45**	**2.80**	**$507**

During the years ended December 31, 2012, 2011, and 2010 the total intrinsic value of stock options exercised (i.e., the difference between the market price at exercise and the price paid by the employee or non-employee directors to exercise the option) was $1.9 million, $2.7 million, and $1.8 million, respectively. The total amount of cash received from the exercise of options was $1.6 million, $2.1 million, and $2.0 million, for the years ended December 31, 2012, 2011, and 2010, respectively.

Stock Awards

In accordance with guidance within ASC 718, compensation expense for nonvested stock awards is recorded over the vesting period based on the fair value at the date of grant.

The grant date fair value of time vested restricted stock awards is the market price of the underlying common stock and is expensed over the vesting period of three years.

Performance stock awards, based on Total Shareholder Return ("TSR"), vest subject to the satisfaction of a market condition, at the end of a three-year performance period. The number of performance stock awards that are scheduled to vest is a function of TSR. Under the terms of the TSR performance stock award, the Company's actual TSR for the performance period is compared to the results of its peer companies for the same period with the Company's relative position in the group determined by percentile rank. The actual award payout is determined by multiplying the target award by the performance factor percentage based upon the Company's percentile ranking and can vest at between zero and 200 percent of the target award. The initial grant date fair value of the TSR performance stock is determined using a Monte Carlo simulation model. The grant date fair value is expensed on a straight-line basis over the three-year performance period.

The following significant assumptions were used:

	Year Ended December 31		
	2012	2011	2010
Dividend yield	**.00%**	.00%	.00%
Expected volatility	**43.2%**	65.4%	70.1%
Risk-free interest rates	**0.39%**	1.15%	1.38%
Performance period	**3 years**	3 years	3 years

The following table shows the historical vesting of the TSR performance stock awards:

Year Vested	TSR Performance Period	Payout Level	Shares Issued
2010	2007 - 2009	200%	107,900
2011	2008 - 2010	97%	16,781
2012	**2009 - 2011**	52%	8,528

The Company did not satisfy the performance goals for the TSR performance stock award that was granted in 2010.

Performance stock awards, based on Return on Capital (ROC), vest subject to the satisfaction of this performance condition, at the end of a three-year performance period. Under the terms of the ROC performance stock awards, the Company's actual ROC for the performance period is compared to the target set, and the actual award payout is interpolated. The ROC award can vest at between zero and 200 percent of the target award. The grant date fair value of the ROC performance stock is the market price of the underlying common stock. The fair value is expensed on a straight-line basis over the performance period when it is probable that the performance condition will be achieved. No expense was recognized in 2012 or 2011 as it was not considered probable that the performance condition would be achieved.

The following table shows a summary of the status and activity of employee and non-employee directors' nonvested stock awards for the year ended December 31, 2012:

	Restricted Stock Awards	Weighted-Average Grant Date Fair Value (per share)	ROC Performance Stock Awards[(a)]	Weighted-Average Grant Date Fair Value (per share)	TSR Performance Stock Awards[(a)]	Weighted-Average Grant Date Fair Value (per share)
Nonvested at January 1, 2012	199,891	$15.43	24,057	$13.57	55,163	$22.17
Granted	136,958	14.56	32,531	14.94	31,360	15.31
Vested	(124,307)	15.35	—	—		—
Forfeited	(14,698)	14.84	—	—	(18,800)	26.83
Nonvested at December 31, 2012	**197,844**	**$14.92**	**56,588[(b)]**	**$14.35**	**67,723**	**$17.70**

(a) The number of shares shown for the performance stock awards is based on the target number of share awards.
(b) No compensation expense was recognized in 2012 for 32,531 of these awards or in 2011 for 24,057 of these awards as it was not considered probable that the performance conditions would be achieved.

The weighted-average grant date fair value of restricted stock awards granted during the years ended December 31, 2012, 2011, and 2010 was $14.56 per share, $14.88 per share, and $16.21 per share or $2.0 million, $1.4 million, and $1.9 million, respectively. The total fair value of restricted stock awards vested during the years ended December 31, 2012, 2011, and 2010 was $1.9 million, $1.6 million, and $1.4 million, respectively.

The weighted-average grant date fair value of ROC performance stock awards granted during the years ended December 31, 2012 and 2011 was $14.94 per share and $13.57 per share or $0.5 million and $0.3 million, respectively. There were no ROC performance stock awards for the year ended December 31, 2010. There were no ROC performance stock awards that vested during the years ended December 31, 2012 and 2011, respectively.

The weighted-average grant date fair value of TSR performance stock awards granted during the years ended December 31, 2012, 2011, and 2010 was $15.31 per share, $15.58 per share, and $25.45 per share or $0.5 million, $0.3 million, and $0.4 million, respectively. The total fair value of TSR performance stock awards vested during the years ended December 31, 2012, 2011, and 2010 was zero, $0.5 million, and $0.7 million, respectively.

Compensation expense related to all stock-based compensation totaled $2.4 million, $2.6 million, and $2.5 million for the years ended December 31, 2012, 2011, and 2010, respectively, and was recognized as a component of selling, general and administrative expense. The related income tax benefit was $0.9 million, $0.9 million, and $0.7 million for the years ended December 31, 2012, 2011, and 2010, respectively.

As of December 31, 2012, there was $2.7 million of total future compensation cost related to nonvested share-based compensation arrangements and the weighted-average period over which this cost is expected to be recognized is approximately 2 years.

13. Pensions

The Company sponsors defined benefit plans covering substantially all employees. The Company uses a measurement date of December 31 for all its pension plans.

For U.S. plans, the following table provides a reconciliation of changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2012 and the funded status as of December 31 for both years:

(Dollars in thousands)	**2012**	2011
Change in Projected Benefit Obligations		
Projected benefit obligations at January 1	**$ 106,127**	$ 95,455
Service cost	**1,059**	1,022
Interest cost	**4,796**	4,942
Actuarial loss	**12,083**	9,297
Benefits paid	**(3,343)**	(4,589)
Settlement	**(4,102)**	—
Projected benefit obligations at December 31	**116,620**	106,127
Change in Plan Assets		
Fair value of plan assets at January 1	**82,970**	83,539
Actual return on plan assets	**10,577**	(2,149)
Employer contributions	**2,082**	6,169
Benefits paid	**(3,343)**	(4,589)
Settlement	**(4,102)**	—
Fair value of plan assets at December 31	**88,184**	82,970
Funded status at December 31	**$ (28,436)**	$ (23,157)
Amounts recognized in the Balance Sheets:		
Current liability – Accrued benefit cost	**$ (82)**	$ (82)
Noncurrent liability – Accrued benefit cost	**(28,354)**	(23,075)
Net amount recognized	**$ (28,436)**	$ (23,157)

Amounts recognized in Accumulated Other Comprehensive Income consist of:

(Dollars in thousands)	**2012**	2011
Accumulated prior service cost	**$ 164**	$ 238
Accumulated net actuarial loss	**46,267**	43,394
Net amount recognized, before tax effect	**$ 46,431**	$ 43,632

The 2012 settlement was as a result of lump sum payments made to plan participants as of the period ended December 31, 2012.

The accumulated benefit obligation at December 31, 2012 and 2011 was $111.6 million and $101.5 million, respectively.

For U.S. plans, the assumptions used to determine benefit obligations are shown in the following table:

	2012	2011
Weighted average actuarial assumptions at December 31:		
Discount rate	**3.92%**	4.67%
Rate of increase in compensation levels	**4.00%**	4.00%

The following tables set forth the fair values of the Company's U.S. pension plans assets as of December 31, 2012 and 2011:

(Dollars in thousands)	Fair Value Measurements at December 31, 2012			
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash Equivalents	$ 1,585	$ 1,585	$ —	$—
Equities				
All Cap (a)	9,126	9,126	—	—
Large Cap (b)	20,820	20,820	—	—
Small Cap Mutual Fund (c)	6,252	—	6,252	—
Microcap Mutual Fund (d)	5,852	5,852	—	—
International Mutual Fund (e)	15,884	15,884	—	—
Fixed Income				
Long Duration Mutual Fund (g)	24,370	24,370	—	—
Emerging Markets Debt Mutual Fund (h)	4,295	4,295	—	—
Total	$88,184	$81,932	$6,252	$—

(Dollars in thousands)	Fair Value Measurements at December 31, 2011			
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash Equivalents	$ 2,311	$ 2,311	$ —	$—
Equities				
All Cap (a)	9,060	9,060	—	—
Large Cap (b)	19,748	19,748	—	—
Small Cap Mutual Fund (c)	5,491	—	5,491	—
Microcap Mutual Fund (d)	5,181	5,181	—	—
International Mutual Fund (e)	13,795	13,795	—	—
Fixed Income				
Core Fixed Fund Mutual Fund (f)	15,418	15,418	—	—
Long Duration Mutual Fund (g)	7,679	7,679	—	—
Emerging Markets Debt Mutual Fund (h)	4,287	4,287	—	—
Total	$82,970	$77,479	$5,491	$—

(a) This category invests in the common stock of primarily U.S. companies across the capitalization spectrum (Large, Mid, and Small Cap) that are undervalued relative to their intrinsic value. The strategy is benchmarked to the Russell 3000 Value Index.

(b) This category consists of Growth and Value strategies investing primarily in the common stock of large capitalization companies located in the United States. Growth oriented strategies seek companies within the Russell 1000 Growth Universe with above average earnings, growth, and revenue expectations. Value oriented strategies seek companies within the Russell 1000 Value Universe that are undervalued relative to their intrinsic value. These strategies are benchmarked to the Russell 1000 Growth and Value Indices respectively.

(c) This category invests primarily in small capitalization U.S. companies that are either undervalued relative to their intrinsic value or that have above average earnings growth and revenue expectations. The smaller cap orientation of the strategy requires the investment manager to be cognizant of liquidity and capital restraints, which are monitored by the investment team on an ongoing basis. This strategy is benchmarked to the Russell 2000 Index.

(d) This category invests primarily in micro-capitalization U.S. companies that are undervalued relative to their intrinsic value. The smaller cap orientation of the strategy requires the investment managers to be cognizant of liquidity and capital restraints, which are monitored by the investment team on an ongoing basis. This strategy is benchmarked to the Russell Micro Cap Value Index.

(e) This category invests in all types of capitalization companies operating in both developed and emerging markets outside the United States. The strategy targets broad diversification across various economic sectors and seeks to achieve lower overall portfolio volatility by investing with complimentary active managers with varying risk characteristics. Total combined exposure to emerging markets typically ranges from 10% to 20%, with a maximum restriction of 40%. This category is benchmarked to the MSCI EAFE Index and the MSCI All Country World Index ex U.S.

(f) This category invests primarily in U.S. denominated investment grade and government securities in addition to MBS and ABS issues. It may invest up to 10% of its assets in non-dollar denominated bonds from issuers located outside of the United States. Investment in non-dollar denominated bonds may be on a currency hedged or un-hedged basis. This category normally invests at least 80% of its assets in bonds and maintains an average portfolio duration that is within ±20% of the duration of the benchmark. This category is benchmarked to the Barclays Capital Aggregate Index.

(g) This category invests in a diversified portfolio of longer duration bonds. The fund typically invests primarily in U.S. investment grade securities, but does have the ability to invest up to 10% in high yield (minimum credit rating of B), and up to 30% in non-U.S. denominated securities. The portfolio has an average duration that normally varies within two years (plus or minus) of the benchmark. This category is benchmarked to the Barclays Capital Long-Term Government/Credit Index.

(h) This category invests primarily in local currency denominated government debt securities of countries within the Emerging Markets. The strategy is broadly diversified by country and will invest in locally denominated corporate securities. This strategy is benchmarked to the JP Morgan GBI-EM Global Diversified Index.

The Company's investment strategy is to earn the highest possible long-term total rate of return while minimizing the associated risk to ensure the preservation of the plan assets for the provision of benefits to participants and their beneficiaries. This is accomplished by managing a diversified portfolio of fund styles, asset types, risk characteristics and investment holdings.

At December 31, 2012 and 2011, the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets for U.S. pension plans with a projected benefit obligation in excess of plan assets, and for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan's Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan's Asset	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Projected benefit obligation	**$116,620**	$106,127	**$116,620**	$106,127
Accumulated benefit obligation	**$111,625**	$101,460	**$111,625**	$101,460
Fair value of plan assets	**$ 88,184**	$ 82,970	**$ 88,184**	$ 82,970

Information about the expected cash flows for the U.S. pension plans follows:

Year	Pension Benefits *(Thousands)*
Employer contributions	
2013	$ 1,342
Benefit Payments	
2013	$ 5,622
2014	5,908
2015	6,796
2016	7,068
2017	6,316
2018 – 2022	36,879

For U.S. plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2012, 2011, and 2010:

	Year Ended December 31		
(Dollars in thousands)	**2012**	2011	2010
Service cost	**$ 1,059**	$ 1,022	$ 869
Interest cost	**4,796**	4,942	4,882
Expected return on assets	**(6,166)**	(6,669)	(5,615)
Prior service cost	**74**	75	117
Net amortization	**3,430**	1,728	1,405
Settlement	**1,369**	—	—
Net periodic pension cost	**$ 4,562**	$ 1,098	$ 1,658

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)

	Year Ended December 31	
(Dollars in thousands)	**2012**	2011
Current year actuarial loss	**$7,672**	$18,115
Amortization of actuarial loss	**(3,430)**	(1,728)
Amortization of prior service cost	**(74)**	(75)
Settlement	**(1,369)**	—
Total recognized in other comprehensive income (loss)	**$2,799**	$16,312
Total recognized in net periodic pension cost and other comprehensive income (loss)	**$7,361**	$17,410

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2013 are as follows:

(Dollars in thousands)	
Prior service cost	$ 74
Net actuarial loss	3,635
Total at December 31	$3,709

For U.S. plans, the assumptions used in the measurement of net periodic pension cost are shown in the following table:

	2012	2011	2010
Weighted average actuarial assumptions at December 31:			
Discount rate	**4.67%**	5.26%	5.75%
Expected annual return on plan assets	**7.75%**	8.00%	8.00%
Rate of increase in compensation levels	**4.00%**	4.00%	4.00%

The discount rates that the Company utilizes for its Qualified Plans to determine pension obligations are based on a review of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. The expected rate of return on plan assets was determined by evaluating input from the Company's actuaries including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices that the Company uses to benchmark its actual asset portfolio performance based on its portfolio mix of approximately 65% equity securities, 33% debt securities, and 2% with other investments. The Company also takes into account the effect on its projected returns from any reasonably likely changes in its asset portfolio when applicable. Including the 2012 and 2011 benchmark returns of 15.0% and 1.2% respectively, the Company's 15-25 year return ranged from 6.8% to 9.5% on its benchmark portfolio.

For European plans, the following tables provide a reconciliation of changes in the plan's benefit obligations and fair value of assets over the two-year period ended December 31, 2012 and the funded status as of December 31 of both years:

(Dollars in thousands)	**2012**	**2011**
Change in Projected Benefit Obligations		
Projected benefit obligations at January 1	**$33,469**	$34,768
Service cost	**148**	155
Interest cost	**1,640**	1,947
Employee contributions	**119**	107
Actuarial (loss) gain	**5,203**	(1,820)
Benefits paid	**(1,254)**	(1,433)
Special termination benefits	—	200
Curtailment gain	**1,689**	—
Foreign currency exchange rate changes	**1,403**	(455)
Projected benefit obligations at December 31	**42,417**	33,469
Change in Plan Assets		
Fair value of plan assets at January 1	**24,414**	22,843
Actual return on plan assets	**2,053**	1,324
Employer contributions	**1,831**	1,918
Employee contributions	**119**	107
Benefits paid	**(1,254)**	(1,433)
Foreign currency exchange rate changes	**1,014**	(345)
Fair value of plan assets at December 31	**28,177**	24,414
Funded Status at December 31	**$(14,240)**	$ (9,055)
Amounts Recognized in the Balance Sheets:		
Noncurrent asset	**$ 1,013**	$ —
Current liability – Accrued benefit cost	**(590)**	(537)
Noncurrent liability – Accrued benefit cost	**(14,663)**	(8,518)
Net amount recognized	**$(14,240)**	$ (9,055)

Amounts recognized in Accumulated Other Comprehensive Income consist of:

(Dollars in thousands)	**2012**	2011
Accumulated net actuarial loss	**$6,167**	$1,503
Net amount recognized, before tax effect	**$6,167**	$1,503

The 2011 special termination benefit was as a result of the separation of an employee under the Belgium salaried plan.

The accumulated benefit obligation at the end of 2012 and 2011 was $40.5 million and $32.7 million, respectively.

For European plans, the assumptions used to determine end of year benefit obligations are shown in the following table:

	2012	2011
Weighted average actuarial assumptions at December 31:		
Discount rate	**3.95%**	5.00%
Rate of increase in compensation levels	**3.50%**	3.50%

The following tables set forth the fair values of the Company's European pension plans assets as of December 31, 2012 and 2011:

(Dollars in thousands)	Fair Value Measurements at December 31, 2012			
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash Equivalents	**$ 993**	**$ 993**	**$—**	**$ —**
Equities				
M&G PP Discretionary Fund (a)	**2,103**	**2,103**	**—**	**—**
Global Equity 60-40 Index (b)	**4,604**	**4,604**	**—**	**—**
Fixed Income				
Delta Lloyd Fixed Income (c)	**4,058**	**—**	**—**	**4,058**
Corporate Bonds (d)	**10,067**	**10,067**	**—**	**—**
Government Bonds (e)	**3,061**	**3,061**	**—**	**—**
Real Estate (f)	**1,825**	**1,825**	**—**	**—**
Insurance Reserves (g)	**1,466**	**—**	**—**	**1,466**
Total	**$28,177**	**$22,653**	**$—**	**$5,524**

(Dollars in thousands)	Fair Value Measurements at December 31, 2011			
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash Equivalents	$ 280	$ 280	$—	$ —
Equities				
M&G PP Discretionary Fund (a)	2,126	2,126	—	—
Global Equity 60-40 Index (b)	3,937	3,937	—	—
Fixed Income				
Delta Lloyd Fixed Income (c)	4,514	—	—	4,514
Corporate Bonds (d)	7,872	7,872	—	—
Government Bonds (e)	2,696	2,696	—	—
Real Estate (f)	1,743	1,743	—	—
Insurance Reserves (g)	1,246	—	—	1,246
Total	$24,414	$18,654	$—	$5,760

(a) This fund invests in a mix of equity shares, bonds, property and cash. Only the equity investments are included in this line with the remaining being allocated to other appropriate categories. The fund is actively managed against its benchmark of the CAPS Balanced Pooled Fund Median. A prudent approach of diversification by both location and investment type is employed by the fund and both active stock selection and asset allocation are used to add value.

(b) This index fund invests 60% in the UK Equity Index Fund and 40% in overseas index funds. The overseas portion has a target allocation of 14% in North American funds, 11% in European funds (not including the UK), 5% in Japanese funds, and 5% in Pacific Basin funds (not including Japan).

(c) This category invests in 6 year Fixed Income investments with Delta Lloyd.

(d) This category invests in the M&G All Stocks Corporate Bond Fund and the Legal & General (LG) AAA Fixed interest - Over 15 Year Fund. These funds, respectively, invest primarily in investment grade corporate bonds, as well as other debt instruments, including higher yielding corporate bonds, government debt, convertible and preferred stocks, money market instruments and equities; and in long-dated sterling denominated AAA-rated corporate bonds, as well as smaller holdings in gilts - both providing a fixed rate of interest.

(e) This category invests mainly in long term gilts through the LG Over 15 Year Gilts Index and the M&G PP Discretionary Fund.

(f) This category invests in the M&G UK Property Fund. The fund invests directly in commercial properties in the UK and is actively managed against its performance benchmark of the BNY Mellon CAPS Pooled Fund Property Median. The fund is well diversified investing in the retail, office, and industrial sectors of the market. A small portion of this category is also held in the M&G PP Discretionary Fund.

(g) This category invests in insurance policies in the name of the individual plan members.

The Company's Level 3 investments in the Delta Lloyd fixed income fund and insurance reserves were valued using significant unobservable inputs. Inputs to these valuations include characteristics and quantitative data relating to the assets and reserves, investment and insurance policy cost, position size, liquidity, current financial condition of the company/insurer and other relevant market data. The following table sets forth changes in fair value measurements using significant unobservable inputs during 2012 and 2011:

(Dollars in thousands)	Delta Lloyd Fixed Income	Insurance Reserves
Balance at January 1, 2011	$4,409	$1,163
Purchases	702	171
Sales	(422	(43)
Maturities	(175)	(45)
Balance at December 31, 2011	4,514	1,246
Purchases	—	194
Sales/Maturities	(502)	(4)
Foreign currency translation	46	30
Balance at December 31, 2012	**$4,058**	**$1,466**

At December 31, 2012 and 2011, the projected benefit obligations, accumulated benefit obligations, and fair value of plan assets for European pension plans with a projected benefit obligation in excess of plan assets, and for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan's Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan's Asset	
(Dollars in thousands)	**2012**	2011	**2012**	2011
Projected benefit obligation	$33,022	$25,477	$33,022	$18,989
Accumulated benefit obligation	$31,123	$24,676	$31,123	$18,951
Fair value of plan assets	$17,769	$15,398	$17,769	$ 9,637

Information about the expected cash flows for the European pension plans follows:

Year	Pension Benefits *(Thousands)*
Employer contributions	
2013	$2,080
Benefit Payments	
2013	$3,836
2014	1,694
2015	1,825
2016	1,390
2017	1,458
2018 – 2022	8,412

Total benefits expected to be paid include both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan.

For European plans, the following table provides the components of net periodic pension costs of the plans for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31		
(Dollars in thousands)	**2012**	2011	2010
Service cost	**$ 148**	$ 155	$ 493
Interest cost	**1,640**	1,947	1,773
Expected return on assets	**(1,232)**	(1,442)	(1,283)
Net amortization	**15**	68	148
Special termination benefits	**—**	200	—
Net periodic pension cost	**$ 571**	$ 928	$ 1,131

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)

	Year Ended December 31	
(Dollars in thousands)	**2012**	2011
Current year actuarial loss (gain)	**$4,382**	$(1,702)
Amortization of actuarial loss	**(15)**	(68)
Foreign currency exchange	**296**	90
Total recognized in other comprehensive income	**$4,663**	$(1,680)
Total recognized in net periodic pension cost and other comprehensive income (loss)	**$5,234**	$ (752)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2013 are as follows:

(Dollars in thousands)	
Total net actuarial loss at December 31	$206

For European plans, the assumptions used in the measurement of the net periodic pension cost are shown in the following table:

	2012	2011	2010
Weighted average actuarial assumptions at December 31:			
Discount rate	**5.00%**	5.35%	5.51%
Expected annual return on plan assets	**4.92%**	6.03%	6.32%
Rate of increase in compensation levels	**3.50%**	3.50%	4.22%

The expected rate of return on plan assets was determined by evaluating input from the Company's actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Projected returns are based on broad equity and bond indices that the Company uses to benchmark its actual asset portfolio performance based on its portfolio mix of approximately 24% equity securities, 61% debt securities, and 15% with other investments. The Company also takes into account the effect on its projected returns from any reasonably likely changes in its asset portfolio when applicable.

The non-current portion of $43.0 million and $31.6 million at December 31, 2012 and 2011, respectively, for the U.S. and European pension liabilities is included in accrued pension and other liabilities.

The Company also sponsors a defined contribution plan for certain U.S. employees that permits employee contributions of up to 50% of eligible compensation in accordance with Internal Revenue Service guidance. Under this defined contribution plan, the Company makes a fixed contribution of 3% of eligible employee compensation on a quarterly basis and matches contributions made by each participant in an amount equal to 50% of the employee contribution up to a maximum of 1% of employee compensation. In addition, each of these employees is eligible for an additional discretionary Company contribution of up to 4% of employee compensation based upon annual Company performance at the discretion of the Company's Board of Directors. Employer matching and fixed contributions for non-represented employees vest immediately. Employer discretionary contributions vest after two years of service. For each bargaining unit employee who contributes to the plan at the Catlettsburg, Kentucky facility, the Company matches a maximum of $25.00 employee contributions per month to the plan. As of June 8, 2010, under this facility's new collective bargaining agreement, current employees have the option of remaining in the defined benefit plan or converting to an enhanced defined contribution plan. The election to convert will freeze the defined benefit calculation as of such date and employees who elect to freeze their defined benefit will be eligible to receive a Company contribution to the enhanced defined contribution plan of $1.15 per actual hour worked as well as for other related hours paid but not worked. The Company will then make additional lump sum contributions to employees of $5,000 per year that have converted on the next three anniversary dates of the voluntary conversion to the enhanced defined contribution plan. As a result, employees that have converted will be excluded from the aforementioned $25.00 match. For bargaining unit employees hired after June 8, 2010, the Company contributes $1.15 per actual hour worked, as well as for other related hours paid but not worked, for eligible employees. For bargaining unit employees at the Columbus, Ohio facility, the Company makes contributions to the USW 401(k) Plan of $1.15 per actual hour worked for eligible employees. For bargaining unit employees at the Neville Island, Pennsylvania facility, the Company, effective August 1, 2011, began making contributions of $1.65 per actual hour worked to the defined contribution pension plan for eligible employees when their defined benefit pension plan was frozen. Employer matching contributions for bargaining unit employees vest immediately. Total expenses related to the defined contribution plans were $1.9 million, $1.8 million, and $1.8 million for each of the years ended December 31, 2012, 2011, and 2010, respectively.

Other

Multi-Employer Plan

In addition to the aforementioned European plans, the Company participates in a multi-employer plan accounted for as a defined contribution plan. This multi-employer plan almost entirely relates to former employees of operations it has divested. Benefits are distributed by the multi-employer plan. In August 2012, the Company learned that the multi-employer plan had elected to reduce benefits to entitled parties. Also in August 2012, the Company learned that the local Labor Court had issued a judgment where it concluded that employers were required to compensate their pensioners for the shortfall if benefits had been reduced by the plan. After receiving claims from former employees, the Company recorded a liability of $1.7 million to account for shortfalls based on an actuarial analysis performed as of the period ended December 31, 2012.

14. Provision for Income Taxes

The components of the provision for income taxes were as follows:

(Dollars in thousands)	Year Ended December 31 2012	2011	2010
Current			
Federal	**$ 9,039**	$ 3,338	$ 4,880
State and local	**526**	462	942
Foreign	**4,056**	12	2,515
	13,621	3,812	8,337
Deferred			
Federal	**(47)**	13,018[1]	4,160
State and local	**178**	597	346
Foreign	**312**	(261)	317
	443	13,354	4,823
Provision for income taxes	**$ 14,064**	$ 17,166	$ 13,160

(1) $5.5 million relates to the reversal of indirect benefits on uncertain tax benefits which lapsed due to the statute of limitations.

Income before income tax provision and equity in income of equity investments includes income generated by operations outside the United States of $10.4 million, $11.8 million, and $12.7 million for 2012, 2011, and 2010, respectively. No provision has been made for U.S. Federal, state, or additional foreign taxes related to approximately $67.1 million of undistributed earnings of foreign subsidiaries which have been indefinitely reinvested. It is not practical to determine the deferred tax liability on these earnings.

The differences between the U.S. federal statutory tax rate and the Company's effective income tax rate is as follows:

	Year Ended December 31 2012	2011	2010
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**2.0**	2.1	2.1
Tax rate differential on foreign income	**0.8**	(1.0)	(0.6)
Permanent tax differences	**(1.9)**	(1.0)	(0.4)
Valuation allowance	**1.5**	—	—
Valuation allowance release	**—**	—	(7.3)
Tax statute expiration	**(0.8)**	(5.8)	(1.7)
Change in uncertain tax positions	**0.6**	0.6	1.4
Other – net	**0.5**	0.5	(1.0)
Effective income tax rate	**37.7%**	30.4%	27.5%

The Company has the following gross operating loss carryforwards and domestic tax credit carryforwards as of December 31, 2012:

Type	Amount *(Thousands)*	Expiration Date
Foreign tax credits	$ 1,110	2017
State tax credits	1,324	2027
Operating loss carryforwards – federal	746	2029
Operating loss carryforwards – state[1]	26,348	2014 – 2030
Operating loss carryforwards – foreign	6,868	2015 – None

(1) Of the total state operating loss-carryforwards, approximately 84% expire in 2020 or later.

The components of deferred taxes consist of the following:

(Dollars in thousands)	December 31	
	2012	2011
Deferred tax assets[1]		
Net operating loss and credit carryforwards[2]	**$ 5,263**	$ 6,159
Accruals	**10,957**	10,380
Inventories	**8,636**	11,431
Pensions	**15,892**	11,303
Valuation allowance	**(1,146)**	—
Total deferred tax assets	**39,602**	39,273
Deferred tax liabilities		
Property, plant and equipment	**$24,129**	$24,551
Goodwill and other intangible assets	**6,308**	6,454
U.S. liability on Belgian and German net deferred tax assets	**669**	1,292
Total deferred tax liabilities	**31,106**	32,297
Net deferred tax asset[3]	**$ 8,496**	$ 6,976

(1) Uncertain tax liabilities of approximately $0.2 million and $0.3 million partially offset the net operating losses and credit carryforwards in 2012 and 2011, respectively.
(2) Net indirect benefits on uncertain tax liabilities of approximately $1.0 million and $1.1 million are included in the U.S. net operating loss and credit carryforwards in 2012 and 2011, respectively.
(3) A current deferred tax liability of $0.2 million is included in accounts payable and accrued liabilities within the 2011 consolidated balance sheet.

A valuation allowance is established when it is more likely than not that a portion of the deferred tax assets will not be realized. The valuation allowance is adjusted based on the changing facts and circumstances, such as the expected expiration of an operating loss carryforward. The Company's valuation allowance as of December 31, 2012 is $1.1 million and is a result of uncertainty related to the realization of foreign net operating loss carryforwards. The Company did not have a valuation allowance as of December 31, 2011.

The Company has classified uncertain tax positions as non-current income tax liabilities unless the amount is expected to be paid within one year. The following is a reconciliation of the unrecognized income tax benefits:

(Dollars in thousands)	**2012**	2011	2010
Balance at January 1	**$4,078**	$11,215	$11,704
Gross increases for tax positions of prior years	**53**	252	878
Gross decreases for tax positions of prior years	**—**	(84)	(301)
Gross increases for tax positions of current year	**647**	562	219
Lapse of statute of limitations	**(637)**	(7,867)	(1,285)
Balance at December 31	**$4,141**	$ 4,078	$11,215

As of December 31, 2012, approximately $3.0 million of the $4.1 million, and as of December 31, 2011, approximately $2.9 million of the $4.1 million, of unrecognized tax benefits would reduce the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. In 2012, the Company recognized approximately $0.1 million of interest and penalties. In 2011, the Company reversed approximately $0.7 million of interest and penalties primarily due to the lapse of the statute of limitations. As of December 31, 2012 and 2011, the amount accrued for the payment of interest and penalties is approximately $0.9 million and $0.8 million, respectively.

Total uncertain tax positions recorded in accrued pension and other liabilities were approximately $4.8 million and $4.6 million for the year ended December 31, 2012 and 2011, respectively.

At this time, the Company believes that it is reasonably possible that approximately $0.3 million of the estimated unrecognized tax benefits as of December 31, 2012 will be recognized within the next twelve months based on the expiration of statutory review periods all of which will impact the effective tax rate.

As of December 31, 2012, the following tax years remain subject to examination for the major jurisdictions where the Company conducts business:

Jurisdiction	Years
United States	2003, 2005, 2008–2012
Kentucky	2008–2012
Pennsylvania	2009–2012
Belgium	2010–2012
Canada	2008–2012
Germany	2010–2012
United Kingdom	2009–2012
Japan	2007–2012

15. Accumulated Other Comprehensive Loss

(Dollars in thousands)	Currency Translation Adjustments	Pension Benefit Adjustments	Derivatives	Accumulated Other Comprehensive Loss
Balance, January 1, 2010	$20,618	$(19,534)	$(2,090)	$ (1,006)
Net Change	(3,594)	(47)	573	(3,068)
Balance, December 31, 2010	17,024	(19,581)	(1,517)	(4,074)
Net Change	(1,123)	(9,076)	756	(9,443)
Balance, December 31, 2011	15,901	(28,657)	(761)	(13,517)
Net Change	1,197	(5,061)	854	(3,010)
Balance, December 31, 2012	**$17,098**	**$(33,718)**	**$ 93**	**$(16,527)**

Foreign currency translation adjustments exclude income tax expense (benefit) for the earnings of the Company's non-U.S. subsidiaries as management believes these earnings will be reinvested for an indefinite period of time. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable.

The income tax benefit associated with ASC 715 "Compensation – Retirement Benefits" included in accumulated other comprehensive loss was $20.0 million, $17.4 million, and $11.5 million at December 31, 2012, 2011, and 2010, respectively. The income tax benefit associated with the Company's derivatives included in accumulated other comprehensive loss was $(29) thousand, $0.6 million, and $1.0 million at December 31, 2012, 2011, and 2010, respectively.

The income tax (expense) benefit associated with foreign currency translation included in other comprehensive loss was $(29) thousand, $(0.1) million, and $0.4 million at December 31, 2012, 2011, and 2010, respectively. The income tax expense associated with the Company's pension benefits included in other comprehensive loss was $(2.5) million, $(5.7) million, and $(0.3) million at December 31, 2012, 2011, and 2010, respectively. The income tax benefit associated with the Company's derivatives included in other comprehensive loss was $0.6 million, $0.4 million, and $0.1 million at December 31, 2012, 2011, and 2010, respectively.

16. Supplemental Cash Flow Information

Cash paid for interest for the years ended December 31, 2012, 2011, and 2010 was $0.6 million, $0.8 million, and $0.4 million, respectively. Income taxes paid, net of refunds, for the years ended December 31, 2012, 2011, and 2010 were $12.2 million, $11.1 million, and $16.0 million, respectively.

The Company has reflected $0.7 million and $(0.5) million of its capital expenditures as a non-cash increase and decrease in accounts payable and accrued liabilities for the years ended December 31, 2012 and 2011, respectively.

17. Derivative Instruments

The Company's corporate and foreign subsidiaries use foreign currency forward exchange contracts and foreign exchange option contracts to limit the exposure of exchange rate fluctuations on certain foreign currency receivables, payables, and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. The foreign currency forward exchange and foreign exchange option contracts generally mature within eighteen months and are designed to limit exposure to exchange rate fluctuations. The Company also uses cash flow hedges to limit the exposure to changes in natural gas prices. The natural gas forward contracts generally mature within one to eighteen months. The Company accounts for its derivative instruments under ASC 815 "Derivatives and Hedging."

The fair value of outstanding derivative contracts recorded as assets in the accompanying consolidated balance sheets were as follows:

Asset Derivatives

(Dollars in thousands)	**Balance Sheet Locations**	December 31 **2012**	2011
Derivatives designated as hedging instruments under ASC 815:			
Foreign exchange contracts	Other current assets	**$ 545**	$694
Foreign exchange contracts	Other assets	**142**	94
Total derivatives designated as hedging instruments under ASC 815		**687**	788
Derivatives not designated as hedging instruments under ASC 815:			
Foreign exchange contracts	Other current assets	**433**	15
Total asset derivatives		**$1,120**	$803

The fair value of outstanding derivative contracts recorded as liabilities in the accompanying consolidated balance sheets were as follows:

Liability Derivatives

(Dollars in thousands)	**Balance Sheet Locations**	December 31 **2012**	2011
Derivatives designated as hedging instruments under ASC 815:			
Foreign exchange contracts	Accounts payable and accrued liabilities	**$191**	$ 309
Natural gas contracts	Accounts payable and accrued liabilities	**360**	1,286
Foreign exchange contracts	Accrued pension and other liabilities	**61**	26
Natural gas contracts	Accrued pension and other liabilities	**—**	209
Total derivatives designated as hedging instruments under ASC 815		**612**	1,830
Derivatives not designated as hedging instruments under ASC 815:			
Foreign exchange contracts	Accounts payable and accrued liabilities	**34**	140
Total liability derivatives		**$646**	$1,970

In accordance with ASC 820, "Fair Value Measurements and Disclosures," the fair value of the Company's foreign exchange forward contracts, foreign exchange option contracts, and natural gas forward contracts is determined using Level 2 inputs, which are defined as observable inputs. The inputs used are from market sources that aggregate data based upon market transactions.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings and were not material for the years ended December 31, 2012 and 2011, respectively.

The following table provides details on the changes in accumulated OCI relating to derivative assets and liabilities that qualified for cash flow hedge accounting.

(Dollars in thousands)	December 31 **2012**	2011
Accumulated OCI derivative loss at January 1	**$ 1,359**	$ 2,526
Effective portion of changes in fair value	**(338)**	1,269
Reclassifications from accumulated OCI derivative loss to earnings	**(1,065)**	(2,361)
Foreign currency translation	**(30)**	(75)
Accumulated OCI derivative loss at December 31	**$ (74)**	$ 1,359

Derivatives in ASC 815 Cash Flow Hedging Relationships

(Dollars in thousands)	Amount of (Gain) or Loss Recognized in OCI on Derivatives (Effective Portion) December 31		
	2012	2011	2010
Foreign Exchange Contracts	**$(612)**	$ 22	$ (994)
Natural Gas Contracts	**274**	1,247	1,820
Total	**$(338)**	$1,269	$ 826

Derivatives in ASC 815 Cash Flow Hedging Relationships

(Dollars in thousands)	Location of Gain or (Loss) Recognized in Income on Derivatives	Amount of Gain or (Loss) Reclassified from Accumulated OCI in Income (Effective Portion) December 31		
		2012	2011	2010
Foreign Exchange Contracts	Cost of products sold (excluding depreciation)	**$ 530**	$ (290)	$ 465
Currency Swap	Interest expense	**—**	—	(121)
Natural Gas Contracts	Cost of products sold (excluding depreciation)	**(1,595)**	(2,071)	(1,666)
Total		**$(1,065)**	$(2,361)	$(1,322)

Derivatives in ASC 815 Cash Flow Hedging Relationships

(Dollars in thousands)	Location of Loss Recognized in Income on Derivatives	Amount of Loss Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing) December 31		
		2012	2011	2010
Foreign Exchange Contracts	Other expense–net	**$(30)**	$(75)	$(6)
Total		**$(30)**	$(75)	$(6)

Assuming market rates remain constant with the rates at December 31, 2012, a loss of $0.5 million is expected to be recognized in earnings over the next 12 months.

The Company had the following outstanding derivative contracts that were entered into to hedge forecasted transactions:

(in thousands except for mmbtu)	December 31		
	2012	2011	2010
Natural gas contracts (mmbtu)	**235,000**	700,000	985,000
Foreign exchange contracts	**$ 42,399**	$ 35,304	$ 20,727

Other

The Company has also entered into certain derivatives to minimize its exposure of exchange rate fluctuations on certain foreign currency receivables, payables, and other known and forecasted transactional exposures. The Company has not qualified these contracts for hedge accounting treatment and therefore, the fair value gains and losses on these contracts are recorded in earnings as follows:

Derivatives Not Designated as Hedging Instruments Under ASC 815

(Dollars in thousands)	Location of (Gain) Loss Recognized in Income on Derivatives	Amount of (Gain) Loss Recognized in Income on Derivatives December 31		
		2012	2011	2010
Foreign Exchange Contracts*	Other expense–net	**$963**	$(189)	$(234)
Total		**$963**	$(189)	$(234)

** As of December 31, 2012, 2011 and 2010, these foreign exchange contracts were entered into and settled during the respective periods.*

Management's policy for managing foreign currency risk is to use derivatives to hedge up to 75% of the forecasted intercompany sales to its European, Canadian, and Japanese subsidiaries. The hedges involving foreign currency derivative instruments do not span a period greater than eighteen months from the contract inception date. Management uses various hedging instruments including, but not limited to foreign currency forward contracts, foreign currency option contracts and foreign currency swaps. Management's policy for managing natural gas exposure is to use derivatives to hedge from zero to 75% of the forecasted natural gas requirements. These cash flow hedges currently span up to eighteen months from the contract inception date. Hedge effectiveness is measured on a quarterly basis and any portion of ineffectiveness is recorded directly to the Company's earnings.

18. Contingencies

ADA-ES

On March 20, 2007, the Company and ADA-ES entered into a Memorandum of Understanding (MOU) providing for cooperation between the companies to attempt to jointly market powdered activated carbon (PAC) to the electric power industry for the removal of mercury from coal fired power plant flue gas. The MOU provided for commissions to be paid to ADA-ES in respect of product sales. The Company terminated the MOU effective as of August 24, 2007 for convenience. Neither party had entered into sales or supply agreements with prospective customers as of that date. On March 3, 2008, the Company entered into a supply agreement with a major U.S. power generator for the sale of powdered activated carbon products with a minimum purchase obligation of approximately $55 million over a 5 year period. ADA-ES claimed that it is entitled to commissions over the course of the 5 year contract, which the Company denies. On September 29, 2008, the Company filed suit in the United States District Court for the Western District of Pennsylvania for a declaratory judgment from the Court that the Company has no obligation to pay ADA-ES commissions related to this contract or for any future sales made after August 24, 2007. The Company was countersued alleging breach of contract. A jury trial was concluded in July 2010 and the Company received an adverse jury verdict determining that it breached its contract with ADA-ES by failing to pay commissions on sales of PAC to the mercury removal market. The jury awarded $3.0 million for past damages and $9.0 million in a lump sum for future damages. On December 21, 2010, the Company reached a settlement agreement with ADA-ES and paid ADA-ES $7.2 million in return for the satisfaction of the verdict. The Company recognized litigation expense of $6.7 million for the year ended December 31, 2010 related to this matter in the Activated Carbon and Service segment.

For Your Ease Only ("FYEO")

In 2002, the Company was sued by FYEO. The case arises out of the Company's patent covering anti-tarnish jewelry boxes, U.S. Patent No. 6,412,628 ("the '628 Patent"). FYEO and the Company were competitors in the sale of jewelry boxes through a common retailer. In 2002, the Company asserted to the retailer that FYEO's jewelry box infringed the '628 Patent. FYEO filed suit in the U.S. District Court for the Northern District of Illinois for a declaration that the patent was invalid and not infringed, and claiming that the Company had tortuously interfered with its relationship with the retailer. The Company defended the suit until December 2003, when the case was stayed pending a re-examination of the '628 Patent in the Patent and Trademark Office. That patent was re-examined and certain claims of that patent were rejected by order dated February 25, 2008. The Company appealed, but the re-examination was affirmed by the Court of Appeals for the Federal Circuit. The Patent Trademark Office issued a re-examination certificate on August 25, 2009. The stay on litigation was lifted. In addition, in 2007, while litigation between FYEO and Calgon was stayed, FYEO obtained a default judgment against Mark Schneider and Product Concepts Company (which had a prior contractual relationship with the Company in connection with the jewelry box business). FYEO attempted to collect their default judgment against the Company. Thereafter, FYEO's claim on the collection of the default judgment went to trial in 2009 and was rejected, in a determination that the Company had no continuing obligation to Schneider or Product Concepts. FYEO appealed that ruling, to the Seventh Circuit Court of Appeals. The Company and FYEO entered into a binding term sheet to settle these cases on December 31, 2010 for $4.3 million. The Company recognized litigation expense of $3.3 million for the year ended December 31, 2010. These litigation contingencies are recorded in the Consumer segment. Under the terms of the settlement, the Company paid FYEO in January 2011. The Company has liquidated its existing inventory and exited the anti-tarnish jewelry organizer business as of December 31, 2011 in accordance with the agreement.

Waterlink

In conjunction with the February 2004 purchase of substantially all of Waterlink Inc.'s (Waterlink) operating assets and the stock of Waterlink's U.K. subsidiary, environmental studies were performed on Waterlink's Columbus, Ohio property by environmental consulting firms that provided an identification and characterization of certain areas of contamination. In addition, these firms identified alternative methods of remediating the property and prepared cost evaluations of the various alternatives. The Company concluded from the information in the studies that a loss at this property is probable and recorded the liability. At December 31, 2012 and December 31, 2011, the balance recorded as a component of current liabilities was $1.4 million and $2.0 million, respectively. Liability estimates are based on an evaluation of, among other factors, currently available facts, existing technology, presently enacted laws and regulations, and the remediation experience of experts in groundwater remediation. It is reasonably possible that a further change in the estimate of this obligation will occur as remediation progresses. The Company incurred $0.6 million, $0.7 million, and $0.1 million of environmental remediation costs for the years ended December 31, 2012, 2011 and 2010, respectively. A $1.3 million reduction of the liability was recorded in the Activated Carbon and Service segment for the year ended December 31, 2011 related to a change in the estimate of the obligation that occurred during the year. The change in estimate was as a result of a more definitive environmental assessment and review of the current technology available to the Company to remediate the property. Remediation activities are currently expected to be completed by the end of 2014.

Carbon Imports

General Anti-Dumping Background: On March 8, 2006, the Company and another U.S. producer of activated carbon (collectively the "Petitioners") formally requested that the United States Department of Commerce investigate unfair pricing of certain thermally activated carbon imported from the People's Republic of China.

On March 2, 2007, the Commerce Department published its final determination (subsequently amended) finding that imports of the subject merchandise from China were being unfairly priced, or dumped, and that anti-dumping duties should be imposed to offset the amount of the unfair pricing. The resultant tariff rates ranged from 61.95% ad valorem (i.e., of the entered value of the goods) to 228.11% ad valorem. Following a finding by the U.S. International Trade Commission that the domestic industry was injured by unfairly traded imports of activated carbon from China, an anti-dumping order imposing these tariffs was issued by the U.S. Department of Commerce and was published in the Federal Register on April 27, 2007. All imports from China remain subject to the order. Importers of subject activated carbon from China are required to make cash deposits of estimated anti-dumping duties at the time the goods are entered into the United States' customs territory. Final assessment of duties and duty deposits are subject to revision based on annual retrospective reviews conducted by the Commerce Department.

The Company is both a domestic producer, exporter from China (through its wholly-owned subsidiary Calgon Carbon (Tianjin) Co., Ltd.), and a U.S. importer of the activated carbon that is subject to the anti-dumping order. As such, the Company's involvement in the Commerce Department's proceedings is both as a domestic producer (a "petitioner") and as a foreign exporter (a "respondent").

The Company's role as an importer, which has in the past (and may in the future), required it to pay anti-dumping duties, results in a contingent liability related to the final amount of tariffs that are ultimately assessed on the imported product, following the Commerce Department's periodic review of relevant shipments and calculation of the anti-dumping duties due. The amount of estimated anti-dumping tariffs payable on goods imported into the United States is subject to review and retroactive adjustment based on the actual amount of dumping that is found on entries made during a given annual period. As a result of proceedings before the Commerce Department that concluded in November 2011, the Company is currently able to import activated carbon from Calgon Carbon (Tianjin) into the United States without posting a cash deposit. As noted above, however, anti-dumping duties could be imposed on these shipments in the future, as a result of on-going proceedings before the Commerce Department.

As part of its standard process, the Commerce Department conducts annual reviews of sales made to the first unaffiliated U.S. customer, typically over the prior 12-month period. These reviews will be conducted for at least five years subsequent to publication of the anti-dumping duty order in 2007, and can result in changes to the anti-dumping tariff rate (either increasing or reducing the rate) applicable to any foreign exporter. Revision of tariff rates has two effects. First, it will alter the actual amount of tariffs that U.S. Customs and Border Protection ("Customs") will collect for the period reviewed, by either collecting additional duties above those deposited with Customs by the importer at the time of entry or refunding a portion of the duties deposited at the time of importation to reflect a decline in the margin of dumping. If the actual amount of tariffs owed increases, Customs will require the U.S. importer to pay the difference, plus interest. Conversely, if the tariff rate decreases, any difference will be refunded by Customs to the U.S. importer with interest. Second, the revised rate becomes the cash deposit rate applied to future entries, and can either increase or decrease the amount of duty deposits an importer will be required to post at the time of importation.

Period of Review I: As an importer of activated carbon from China, and in light of the successful anti-dumping tariff case, the Company was required to pay deposits of estimated anti-dumping duties at the rate of 84.45% ad valorem to Customs on entries made on or after October 11, 2006 through March 1, 2007. From March 2, 2007 through March 29, 2007, the anti-dumping duty deposit rate was 78.89%. From March 30, 2007 through April 8, 2007, the anti-dumping duty deposit rate was 69.54%. Because of limits on the government's legal authority to impose provisional duties prior to issuance of a final determination, entries made between April 9, 2007 and April 18, 2007 were not subject to anti-dumping duty assessment. For the period from April 19, 2007 through November 9, 2009, estimated anti-dumping duties were deposited at a rate of 69.54% ad valorem.

On November 10, 2009, the Commerce Department announced the final results of its review of the tariff period beginning October 11, 2006 through March 31, 2008 (period of review ("POR") I). Based on the POR I results, the Company's ongoing duty deposit rate was adjusted from 69.54% to 14.51% (as further adjusted by .07% for certain ministerial errors as published in the Federal Register on December 17, 2009) for entries made subsequent to the announcement. The Department of Commerce determined an assessment rate (final duty to be collected) on the entries made in this period of 31.93% ad valorem, which is substantially lower than the original amounts secured by bonds and cash. Accordingly, the Company reduced its recorded liability for unpaid deposits in POR I and recorded a receivable of $1.6 million reflecting expected refunds for tariff deposits made during POR I as a result of the announced decrease in the POR I tariff assessment rate. The Company has received the $1.6 million as of December 31, 2012.

Period of Review II: On April 1, 2009, the Commerce Department published a formal notice allowing parties to request a second annual administrative review of the anti-dumping duty order covering the period April 1, 2008 through March 31, 2009 (POR II). Requests for review were due no later than April 30, 2009. The Company, in its capacity as a U.S. producer and separately as a Chinese exporter, elected not to participate in this administrative review. By not participating in the review, the Company's duty deposits made during POR II became final and are not subject to further adjustment.

On November 17, 2010, the Commerce Department announced the results of its review for POR II. Because the Company was not involved in this review its deposit rates did not change from the rate of 14.51%, which was established during POR I. However, for the cooperative respondents involved in POR II that did not receive a company-specific rate, their new deposit rate will be collected on a $0.127 per pound basis.

Period of Review III: On April 1, 2010, the Commerce Department published a formal notice allowing parties to request a third annual administrative review of the anti-dumping duty order covering the period April 1, 2009 through March 31, 2010 ("POR III"). On October 31, 2011, the Commerce Department published the results of its review of POR III. Based on the POR III results, the Company's ongoing duty deposit rate was adjusted to zero. The Company recorded a receivable of $1.1 million reflecting expected refunds for duty deposits made during POR III as a result of the announced decrease in the POR III assessment rate. However, for the cooperative respondents involved in POR III, their deposit rate will be collected on a $0.127 per pound basis. In early December 2011, several separate rate respondents appealed the Commerce Department's final results of POR III. The Company does not expect any of the appeals to be successful. However, in the event the court finds merit in the arguments raised in the appeals, the Company does not expect the revised rates to materially impact the anticipated $1.1 million of expected refunds for tariff deposits it made during POR III. The main impact that a successful appeal would have is related to the new deposit rates of the cooperative respondents. An initial decision from the court in the POR III appeal process is not expected before the first quarter of 2013.

Period of Review IV: On April 1, 2011, the Commerce Department published a formal notice allowing parties to request a fourth annual administrative review of the anti-dumping duty order covering the period April 1, 2010 through March 31, 2011 ("POR IV"). On November 9, 2012, the Commerce Department published the final results of its review of POR IV. Specifically, Commerce calculated antidumping margins for the mandatory respondents it examined ranging from $0.44/kg. (Jacobi Carbons AB and its affiliates) to $2.11/kg. (Ningxia Guanghua Cherishmet Activated Carbon Co., Ltd. and its affiliates), and it calculated an antidumping margin of $1.04/kg. for the separate rate respondents whose shipments of activated carbon to the United States were not individually reviewed. The Commerce Department also calculated a $0.00 antidumping margin for Datong Juqiang Activated Carbon Co., Ltd. The Company, as a Chinese exporter and a U.S. importer, elected not to participate as a respondent in this administrative review. By not participating as a respondent in the review, the Company's tariff deposits made at a rate of 14.51% during POR IV became final and are not subject to further adjustment. The Company's ongoing deposit rate continues to be zero which was a result of the rate calculated in POR III. Appeals challenging the Commerce Department's final results for POR IV have been commenced before the U.S. Court of International Trade by Jacobi Carbons AB, Ningxia Guanghua Cherishment Activated Carbon Co., Ltd. and its affiliates; Tangshan Solid Carbon Co., Ltd.; Carbon Activated Corporation and Car Go Worldwide, Inc.; and Shanxi Industry Technology Trading Co., Ltd. The Company does not expect an initial decision from the court concerning these appeals before the end of 2013, and expects that this litigation will not directly impact the Company's operations.

Period of Review V: On April 2, 2012, the Commerce Department published a formal notice allowing parties to request a fifth annual administrative review of the anti-dumping duty order covering the period April 1, 2011 through March 31, 2012 ("POR V"). Requests for review were due no later than April 30, 2012. On July 11, 2012, the Commerce Department announced its selection of Jacobi Carbons AB and Ningxia Huahui Activated Carbon Co, Ltd. as the two mandatory respondents for POR V. Albemarle Corporation has requested a review of Calgon Carbon (Tianjin) for POR V. The analysis of POR V data started in 2012 and will continue in the first quarter of 2013. The Commerce Department's preliminary results in POR V likely will be announced in May 2013, with the final results likely to follow in late October or November 2013.

Sunset Review: In March 2012, the Commerce Department and U.S. International Trade Commission ("ITC") initiated proceedings as part of a five-year "sunset" review to evaluate whether the anti-dumping order should be continued for an additional five years. Affirmative determinations by both agencies are necessary to continue the order. The Company, and two other U. S. producers of activated carbon, participated in this review to support continuation of the anti-dumping order for an additional five years. The Company believes that the continuation of the anti-dumping order is appropriate as the Commerce

Department has determined that Chinese producers and exporters have continued – and, absent continuation of the anti-dumping order, will in the future continue – to sell activated carbon in the United States at unfairly low prices. This is demonstrated by the positive anti-dumping duty margins and deposit rates determined during the various annual reviews conducted by the Commerce Department since the anti-dumping order took effect in April 2007. The Company believes that the disciplining effect of the order plays an important role in maintaining fair market pricing of the activated carbon market overall. Without the anti-dumping order in place, the Company believes that Chinese producers and exporters would resume or increase dumping of certain thermally activated carbon in the United States. Since the anti-dumping order was published, the Company has reduced its imports of covered activated carbon products from China and has increased production of activated carbon in the United States. On June 6, 2012, the Commerce Department published in the Federal Register its final results in an expedited sunset review, and determined that absent continuation of the anti-dumping order dumping of Chinese activated carbon in the United States would be likely to continue or recur. As a result, it determined the order should be continued for an additional five years.

On June 4, 2012 the ITC voted unanimously to conduct a full review of the anti-dumping order. As a result, the agency utilized a process similar to its original injury investigation, where the agency distributed detailed questionnaires to gather information for its investigation from domestic producers, foreign producers, U.S. importers, and purchasers, and conducted a hearing on December 18, 2012. The Company and the two other U.S. producers of activated carbon, as well as a U.S. importer of activated carbon, participated in the hearing. Based on the information gathered by the agency during its review, the ITC reached an affirmative determination on February 8, 2013. The ITC voted unanimously in favor of this determination. As a result, the antidumping order will be continued for an additional five years.

Continued Dumping and Subsidy Offset Act Distributions: Pursuant to the Continued Dumping and Subsidy Offset Act (CDSOA) of 2000 (repealed effective February 8, 2006), as an affected domestic producer, the Company is eligible to apply for a share of the distributions of certain tariffs collected on imports of subject merchandise from China that entered the United States from October 11, 2006 to September 30, 2007. As a result, the Company is eligible to receive a distribution of duties collected on imports of certain activated carbon that entered the United States during a portion of POR I. In June 2012 and July 2011, 2010, 2009 and 2008, the Company applied for such distributions. There were no additional amounts received by the Company the years ended December 31, 2011 and 2010. In November 2009 and December 2008, the Company received distributions of approximately $0.8 million and $0.2 million, respectively, which reflected 59.57% of the total amount of duties then available and distributed by Customs in connection with the anti-dumping order on certain activated carbon from China.

CDSOA distributions related to POR I imports have been on hold while the POR I final results for certain exporters have been under appeal. All POR I appeals have been resolved and Customs issued liquidation instructions in October 2011 for activated carbon entries affected by the appeal process involving POR I. Because the Company imported subject activated carbon during the time period in POR I when the CDSOA was in effect (October 11, 2006 to September 30, 2007), and because these duties were subject to litigation on December 8, 2010, the Company expects to receive 59.57% of the final anti-dumping tariffs collected on its entries returned to the Company as CDSOA distributions The Company received $1.8 million in December 2012 related to the CDSOA distributions of which $1.5 million was reflected within the Company's consolidated statement of comprehensive income for the year ended December 31, 2012.

Big Sandy Plant

By letter dated January 22, 2007, the Company received from the United States Environmental Protection Agency (EPA) Region 4 a report of a hazardous waste facility inspection performed by the EPA and the Kentucky Department of Environmental Protection (KYDEP) as part of a Multi Media Compliance Evaluation of the Company's Big Sandy Plant in Catlettsburg, Kentucky that was conducted on September 20 and 21, 2005. Accompanying the report was a Notice of Violation (NOV) alleging multiple violations of the Federal Resource Conservation and Recovery Act (RCRA) and corresponding EPA and KYDEP hazardous waste regulations.

The alleged violations mainly concern the hazardous waste spent activated carbon regeneration facility. The Company met with the EPA on April 17, 2007 to discuss the inspection report and alleged violations, and submitted written responses in May and June 2007. In August 2007, the EPA notified the Company that it believed there were still significant violations of RCRA that were unresolved by the information provided in the Company's responses, without specifying the particular violations. During a meeting with the EPA on December 10, 2007, the EPA indicated that the agency would not pursue certain other alleged violations. The Company has taken action to address and remediate a number of the alleged violations. The Company now believes, and the EPA has indicated, that the number of unresolved issues as to alleged continuing violations cited in the January 22, 2007 NOV has been reduced substantially. The EPA can take formal enforcement action to require the Company to remediate any or all of the unresolved alleged continuing violations, which could require the Company to incur substantial additional costs. The EPA can also take formal enforcement action to impose substantial civil penalties with respect to violations cited in the NOV, including those which have been admitted or resolved.

By letter dated January 5, 2010, the EPA determined that certain residues resulting from the treatment of the carbon reactivation furnace off-gas are RCRA listed hazardous wastes and the material dredged from the onsite wastewater treatment lagoons were RCRA listed hazardous wastes and that they need to be managed in accordance with RCRA regulations. The Company believes that the cost to treat and/or dispose of the material dredged from the lagoons as hazardous waste could be substantial. However, by letter dated January 22, 2010, the Company received a determination from the KYDEP Division of Waste Management that the materials were not RCRA listed hazardous wastes when recycled, as had been the Company's practice. The Company believes that pursuant to EPA regulations, KYDEP is the proper authority to make this determination. Thus, the Company believes that there is no basis for the position set forth in the EPA's January 5, 2010 letter and the Company will vigorously defend any complaint on the matter. By letter dated May 12, 2010 from the Department of Justice Environmental and Natural Resources Division (the "DOJ"), the Company was informed that the DOJ was prepared to take appropriate enforcement action against the Company for the NOV and other violations under the Clean Water Act (CWA). The Company met with the DOJ on July 9, 2010 and agreed to permit more comprehensive testing of the lagoons and to share data and analysis already obtained. On July 19, 2010, the EPA sent the Company a formal information request with respect to such data and analysis, which was answered by the Company. In September 2010, representatives of the EPA met with Company personnel for two days at the Big Sandy plant. The visit included an inspection by the EPA and discussion regarding the plan for additional testing of the lagoons and material dredged from the lagoons.

The Company, EPA and DOJ have had ongoing meetings and discussions since the September 2010 inspection. The Company has completed testing of some of the material dredged from the lagoons and of materials in one of the lagoons. The results of this testing have been provided to the EPA and the KYDEP. The Company believes that the results are favorable. On March 9, 2012 the KYDEP issued a determination that the material dredged from the lagoons that comes from that portion of the stockpile that has been tested; material currently in the lagoons; and future generated material, no longer contains a hazardous waste. The determination further states that KYDEP will not regulate the material as a solid waste so long as the material is managed in accordance with certain agreed upon procedures. On April 2, 2012 the EPA issued a similar determination with respect to the material dredged from the lagoons that comes from that portion of the stockpile that has been tested.

On April 11, 2012, the Company met with the EPA to attempt to negotiate a comprehensive settlement including the extent, if any, of additional testing that should be done on any of the remaining material; the long-term plans for the lagoons including possible process modifications and civil penalties. The EPA indicated that such a comprehensive resolution may be possible but that the agency still expects significant civil penalties with respect to the violations cited in the NOV as well as the alleged CWA violations. The Company believes that the size of any civil penalties, if any, should be reduced since all the alleged violations, except those with respect to the characterization of the certain residues resulting from the treatment of the carbon reactivation furnace off-gas and the material dredged from the onsite wastewater treatment lagoons, have been resolved. The Company believes that there should be no penalties associated with respect to the characterization of the residues resulting from the treatment of the carbon reactivation furnace off-gas and the material dredged from the onsite wastewater treatment lagoons as the Company believes that those materials are not RCRA listed hazardous waste as has been determined by the KYDEP and the testing has shown that the material is not hazardous.

The Company cannot predict with any certainty the probable outcome of this matter. The Company accrued $2.0 million as its estimate of potential loss related to civil penalties as of December 31, 2010. In the second quarter of 2012, the Company recorded a reduction of $0.2 million to this estimate. Since April 2012, the Company and the EPA have continued to negotiate the issues. In November 2012 the parties met and agreed in principal to a total civil penalty of $1.6 million. The EPA is currently drafting a consent decree. The Company expects to sign a consent decree in early 2013.

Frontier Chemical Processing Royal Avenue Site

In June 2007, the Company received a Notice Letter from the New York State Department of Environmental Conservation (NYSDEC) stating that the NYSDEC had determined that the Company is a Potentially Responsible Party (PRP) at the Frontier Chemical Processing Royal Avenue Site in Niagara Falls, New York (the "Site"). The Notice Letter requested that the Company and other PRP's develop, implement and finance a remedial program for Operable Unit #1 at the Site. Operable Unit #1 consists of overburden soils and overburden and upper bedrock groundwater. The Company has not determined what portion of the costs associated with the remedial program it will be obligated to bear and the Company cannot predict with any certainty the outcome of this matter or range of potential loss. The Company has joined a PRP group (the "PRP Group") and has executed a Joint Defense Agreement with the group members. The PRP Group has approximately $7.5 million in a trust account to fund remediation. In August 2008, the Company and over 100 PRP's entered into a Consent Order with the NYSDEC for additional site investigation directed toward characterization of the Site to better define the scope of the remedial project. The Company contributed monies to the PRP Group to help fund the work required under the Consent Order. The additional site investigation required under the Consent Order was initiated in 2008 and completed in the spring of 2009. A final report of the site investigation was submitted to the NYSDEC in October 2009 and revised in September 2010. By letter dated October 10, 2010, the NYSDEC approved the report and terminated the Consent Order. The PRP Group was issued a Significant Industrial User Permit by the Niagara Falls Water Board (NFWB) in November 2010. The permit allows the shallow ground water flow from the Site to continue to be naturally captured by the adjacent sewer tunnels with subsequent treatment of the ground water at the Niagara Falls Wastewater Treatment Plant.

The PRP Group has now proposed and the NYSDEC has agreed to permit onsite thermal treatment of the contaminated soil to achieve the soil clean-up standards. Estimated costs for thermal treatment of soils are $7.5 million to $8 million. The Company has not determined what portion of the costs associated with the remedial program it will be obligated to bear and the Company cannot predict with any certainty the outcome of this matter or range of potential loss.

Pearl River Plant

In August 2012, the Company's Pearl River plant, located in Pearlington, Mississippi, was impacted by Hurricane Isaac. The Company has both property and business interruption insurance coverage for this plant. In January 2013, management filed a claim with its insurance carrier to recover damages for both property and business interruption related to this event. The Company cannot estimate the amount that may be recoverable from insurance, if any.

Other

In addition to the matters described above, the Company is involved in various other legal proceedings, lawsuits and claims, including employment, product warranty and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the loss amount is reasonably estimable. Management believes that the ultimate liabilities, if any, resulting from such lawsuits and claims will not materially affect the consolidated financial position or liquidity of the Company, but an adverse outcome could be material to the results of operations in a particular period in which a liability is recognized.

19. Basic and Diluted Net Income Per Common Share

Computation of basic and diluted net income per common share is performed as follows:

	For the Year Ended		
(Dollars in thousands, except per share amounts)	**2012**	2011	2010
Net income available to common shareholders	**$23,272**	$39,224	$34,850
Weighted Average Shares Outstanding			
Basic	**56,304,636**	56,243,015	55,866,552
Effect of Dilutive Securities	**530,924**	750,933	875,725
Diluted	**56,835,560**	56,993,948	56,742,277
Basic net income per common share	**$ 0.41**	$ .70	$ .62
Diluted net income per common share	**$ 0.41**	$ .69	$ .61

For the years ended December 31, 2012, 2011 and 2010, there were 341,277; 131,890; and 206,690 options, respectively, that were excluded from the dilutive calculations as the effect would have been antidilutive.

20. Segment Information

The Company's management has identified three segments based on the product line and associated services. Those segments include Activated Carbon and Service, Equipment, and Consumer. The Company's chief operating decision maker, its chief executive officer, receives and reviews financial information in this format. The Activated Carbon and Service segment manufactures granular activated carbon for use in applications to remove organic compounds from liquids, gases, water, and air. This segment also consists of services related to activated carbon including reactivation of spent carbon and the leasing, monitoring, and maintenance of carbon fills at customer sites. The service portion of this segment also includes services related to the Company's ion exchange technologies for treatment of groundwater and process streams. The Equipment segment provides solutions to customers' air and water process problems through the design, fabrication, and operation of systems that utilize the Company's enabling technologies: ballast water, ultraviolet light, advanced ion exchange separation, and carbon adsorption. The Consumer segment supplies activated carbon for use in military, industrial, and medical applications. Intersegment net sales are not material.

The following segment information represents the results of operations:

(Dollars in thousands)	Year Ended December 31		
	2012	2011	2010
Net sales			
Activated Carbon and Service	**$485,755**	$486,468	$427,713
Equipment	**66,050**	46,274	46,010
Consumer	**10,450**	8,730	8,618
Consolidated net sales	**$562,255**	$541,472	$482,341

(Dollars in thousands)	Year Ended December 31		
	2012	2011	2010
Income (loss) from continuing operations before amortization and restructuring charges			
Activated Carbon and Service	**$ 49,328**	$65,030	$50,994
Equipment	**702**	(3,504)	694
Consumer	**2,010**	(2,537)	(3,430)
	$ 52,040	$58,989	$48,258
Reconciling items:			
Amortization	**(1,968)**	(1,757)	(1,954)
Restructuring charges (Note 2)	**(10,211)**	—	—
Interest income	**35**	467	352
Interest expense	**(80)**	—	(29)
Gain on acquisitions	**—**	—	2,666
Other expense - net	**(2,480)**	(1,309)	(1,395)
Consolidated income from before income taxes and equity in income of equity investments	**$ 37,336**	$56,390	$47,898

(Dollars in thousands)	Year Ended December 31		
	2012	2011	2010
Depreciation			
Activated Carbon and Service	**$22,578**	$20,959	$18,590
Equipment	**1,352**	1,332	1,296
Consumer	**422**	289	242
	$24,352	$22,580	$20,128
Amortization	**1,968**	1,757	1,954
Consolidated depreciation and amortization	**$26,320**	$24,337	$22,082

(Dollars in thousands)	December 31		
	2012	2011	2010
Total assets			
Activated Carbon and Service	**$510,550**	$493,793	$441,415
Equipment	**60,191**	53,216	49,860
Consumer	**7,028**	5,981	10,288
Consolidated total assets	**$577,769**	$552,990	$501,563

(Dollars in thousands)	Year Ended December 31 2012	2011	2010
Expenditures for Long-Lived Assets			
Activated Carbon and Service	**$56,291**	$68,533	$43,862
Equipment	**550**	752	2,204
Consumer	**385**	1,103	1
Consolidated property, plant and equipment expenditures	**$57,226**(1)	$70,388(2)	$46,067(3)

(1) Includes $1.5 million which is included in accounts payable and accrued liabilities at December 31, 2012.
(2) Includes $2.2 million which is included in accounts payable and accrued liabilities at December 31, 2011.
(3) Includes $1.7 million which is included in accounts payable and accrued liabilities at December 31, 2010.

Net Sales by Product

(Dollars in thousands)	Year Ended December 31 2012	2011	2010
Carbon products	**$465,885**	$466,046	$406,039
Capital equipment	**61,588**	40,650	36,765
Equipment leasing	**13,886**	14,815	14,454
Carbon cloth products	**10,422**	7,868	6,923
Spare parts	**4,462**	5,624	9,245
Home consumer products	**28**	862	1,695
Other services	**5,984**	5,607	7,220
Consolidated net sales	**$562,255**	$541,472	$482,341

Geographic Information

(Dollars in thousands)	Year Ended December 31 2012	2011	2010
Net sales			
United States	**$261,167**	$254,953	$258,840
Japan	**71,141**	73,335	47,639
United Kingdom	**37,991**	32,948	29,298
France	**21,456**	20,302	15,445
South Korea	**20,178**	12,546	5,332
Germany	**20,120**	20,513	18,446
Canada	**17,861**	19,986	15,451
China	**15,179**	10,369	10,637
Singapore	**10,380**	6,661	4,090
Belgium	**10,112**	11,419	8,792
Netherlands	**6,009**	6,861	7,491
Hong Kong	**5,969**	3,240	2,015
Mexico	**4,992**	4,856	5,893
Switzerland	**4,683**	3,324	3,240
Denmark	**4,142**	4,178	2,680
Other	**50,875**	55,981	47,052
Consolidated net sales	**$562,255**	$541,472	$482,341

Net sales are attributable to countries based on location of customer.

(Dollars in thousands)	December 31 2012	2011	2010
Long-lived assets			
United States	**$ 161,806**	$ 133,176	$ 119,981
Belgium	**66,077**	64,051	43,547
China	**17,864**	19,319	9,276
United Kingdom	**8,654**	8,043	4,427
Japan	**7,908**	9,152	7,789
Canada	**474**	653	1,642
Singapore	**106**	135	148
Denmark	**53**	—	—
Brazil	**36**	—	—
Germany	**15**	20	24
Consolidated long-lived assets	**$ 262,993**	$ 234,549	$ 186,834

21. Related Party Transactions

Net sales to related parties primarily reflect sales of activated carbon products to equity investees. On March 31, 2010, the Company increased its ownership percentage in CCJ from 49% to 80% (Refer to Note 3), and began consolidating CCJ within the Company's financial statements. Related party sales transactions were $3.4 million for the year ended December 31, 2010 included in the Activated Carbon and Service segment.

22. Government Grants

The Company entered into an agreement with the Administrative Committee of Suzhou Wuzhong Economic Development Zone, located in Suzhou, China, by which the Company agreed to establish a wholly foreign-owned company, Calgon Carbon (Suzhou) Company Limited, in Hedong Hi-Tech Industrial Park in Suzhou Wuzhong Economic Development Zone with the business of carbon reactivation. The Company has been awarded a one-time incentive of CNY13.96 million or $2.2 million, a Science and Technology Aid Fund ("aid fund"), to support the project. For the year ended December 31, 2011, the Company received aforementioned grant and recognized it as a deduction from the carrying amount of the property, plant and equipment on its consolidated balance sheet.

On June 20, 2011, the Company was awarded a $1.0 million grant from the Ohio Department of Development's Ohio Third Frontier Advanced Energy Program (OTF AEP) to support its activated carbon commercialization efforts. The objective of the project is to commercialize cost-effective activated carbon materials for use in energy storage applications and markets around the world. The grant is being utilized to upgrade capital equipment at the Company's Columbus, Ohio facility which will enable the manufacturing of highly demanded cost-effective activated carbon materials for use in energy storage markets. As of December 31, 2012, the Company received $0.3 million of the grant and recognized $0.2 million as a deduction from the carrying amount of the property, plant and equipment on its consolidated balance sheet and $0.1 million as a reduction to research and development expenses on its consolidated statement of comprehensive income.

On December 7, 2007, the Company was also awarded two separate grants from the Walloon region (the "Region") in Belgium, where its Feluy facility is located. The awards are based on the Company's contributions to the strategic development of the Region through its investment in the expansion of the Feluy facility and creation of employment opportunities. The grants total approximately 2.6 million Euros. As of December 31, 2012, the Company received 0.5 million Euros of the grant and recognized it as a deduction from the carrying amount of the property, plant and equipment on its consolidated balance sheet. The Company received an additional 0.7 million Euros in January 2013.

QUARTERLY FINANCIAL DATA—UNAUDITED

(Thousands except per share data)	2012				2011			
	1st Quarter	2nd Quarter	3rd Quarter[1]	4th Quarter[2]	1st Quarter	2nd Quarter[3]	3rd Quarter[4]	4th Quarter[5]
Net sales	$136,608	$148,403	$135,467	$141,777	$124,380	$135,298	$143,594	$138,200
Net sales less cost of products sold (excluding depreciation)	$ 42,782	$ 45,947	$ 36,923	$ 44,221	$ 41,391	$ 44,434	$ 48,564	$ 42,699
Net income (loss)	$ 7,738	$ 10,884	$ (4,453)	$ 9,103	$ 8,477	$ 11,291	$ 14,515	$ 4,941
Common Stock Data:								
Basic:								
Net income (loss) per common share	$ 0.14	$ 0.19	$ (0.08)	$ 0.16	$ 0.15	$ 0.20	$ 0.26	$ 0.09
Diluted:								
Net income (loss) per common share	$ 0.14	$ 0.19	$ (0.08)	$ 0.16	$ 0.15	$ 0.20	$ 0.25	$ 0.09
Average common shares outstanding								
Basic	56,512	56,639	56,682	55,390	56,124	56,188	56,275	56,381
Diluted	57,124	57,190	57,197	55,837	56,893	57,054	56,983	57,032

(1) Includes an $8.0 million, pre-tax, restructuring charge and a $1.7 million multi-employer plan charge (Refer to Notes 2 and 13 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information). Also includes a $1.7 million charge related to an agreement with the Company's former Chief Executive Officer.

(2) Includes a $2.2 million, pre-tax, restructuring charge (Refer to Note 2 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information).

(3) Includes a $1.3 million, pre-tax, reduction in an environmental liability)Refer to Note 18 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information).

(4) Includes $2.8 million of net earnings related to a reversal of net uncertain tax positions (Refer to Note 14 of the Company's consolidated financial statements contained in Item 8 of this Annual Report for further information).

(5) IIncludes a $2.2 million charge for an employee separation, $1.7 million of expense related to equipment failures during the Company's start-up of its new reactivation facilities in Europe and Asia, and an unfavorable impact of $1.7 million related to a higher proportion of sales of outsourced products in Japan at lower margins.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure:

Not Applicable.

Item 9A. Controls and Procedures:

Evaluation of Disclosure Controls and Procedures
The Company maintains controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports that are filed with or submitted to the U.S. Securities and Exchange Commission is: (1) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized, and reported within the time periods specified in applicable laws and regulations. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report.

Management's Annual Report on Internal Control over Financial Reporting
Management's Annual Report on Internal Control over Financial Reporting is contained in "Item 8. Financial Statements and Supplementary Data – Report of Management – Responsibility for Financial Statements and Management's Annual Report on Internal Control Over Financial Reporting," and incorporated herein by reference.

Attestation Report of the Independent Registered Public Accounting Firm
The attestation report of the Independent Registered Public Accounting Firm is contained in "Item 8. Financial Statements and Supplementary Data Report of Independent Registered Public Accounting Firm," and incorporated herein by reference.

Changes in Internal Control
In the fourth quarter of 2012, there have been no changes in our internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information:

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance of the Registrant:

Information concerning the directors and executive officers of the Corporation required by this item is incorporated by reference to the material appearing under the headings "Board of Directors and Committees of the Board," "Election of Directors (Proposal 1)," "Executive Officers," and "Corporate Governance" included in the Coporate Governance section of the Company's Proxy Statement for the 2013 Annual Meeting of its Shareholders.

Item 11. Executive Compensation:

Information required by this item is incorporated by reference to the material appearing under the headings "Executive and Director Compensation" and "Corporate Governance - Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement for the 2013 Annual Meeting of its Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters:

The following table sets forth information as of December 31, 2012 concerning common stock issuable under the Company's equity compensation plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	827,285	$12.21	805,730
Equity compensation plans not approved by security holders	—	—	49,490[1]
Total	827,285	$12.21	855,220

(1) On December 31, 2012 there were 49,490 shares available for issuance under the Company's 1997 Directors' Fee Plan, as last amended in 2005. The Plan provides non-employee directors of the Company with payment alternatives for retainer fees by being able to elect to receive Common Stock of the Company instead of cash for such fees. Under the plan, directors have the alternative to elect their retainer fees in a current payment of shares of Common Stock of the Company, or to defer payment of such fees into a Common Stock account. Shares which are deferred are credited to a deferred stock compensation other liability account maintained by the Company. On each date when director fees are otherwise payable to a director who has made a stock deferral election, his or her stock deferral account will be credited with a number of shares equal to the cash amount of the director's fees payable divided by the fair market value of one share of the Common Stock on the date on which the fees are payable. Dividends or other distributions payable on Common Stock are similarly credited to the deferred stock account of a director on the date when such dividends or distributions are payable. The deferred stock compensation accounts are payable to the directors in accordance with their stock deferral elections and are typically paid either in a lump sum or in annual installments after the retirement or other termination of service of the director from the Company's Board of Directors.

The additional information required by this item is incorporated by reference to the material appearing under the heading "Security Ownership of Management and Certain Beneficial Owners" in the Company's Proxy Statement for the 2013 Annual Meeting of its Shareholders.

Item 13. Certain Relationships, Related Transactions, and Director Independence:

Information required by this item is incorporated by reference to the material appearing under the headings "Election of Directors (Proposal 1)" and "Corporate Governance" in the Company's Proxy Statement for the 2013 Annual Meeting of its Shareholders.

Item 14. Principal Accounting Fees and Services:

Information required by this item is incorporated by reference to the material appearing under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal 2) – Certain Fees" in the Company's Proxy Statement for the 2013 Annual Meeting of its Shareholders.

PART IV

Item 15. Exhibits and Financial Statements Schedules:

A. Financial Statements and Reports of Independent Registered Public Accounting Firm (see Part II, Item 8 of this Form 10-K).

The following information is filed as part of this Form 10-K:

B. Financial Statements Schedules for the years ended December 31, 2012, 2011, and 2010

II – Valuation and Qualifying Accounts for the Years Ended December 31, 2012, 2011, and 2010

C. The Exhibit Listed in the Accompanying Exhibit Index are Filed, Furnished or Incorporated by Reference as Part of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Calgon Carbon Corporation
Pittsburgh, Pennsylvania

We have audited the consolidated financial statements of Calgon Carbon Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the Company's internal control over financial reporting as of December 31, 2012, and have issued our reports thereon dated February 27, 2013; such reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 27, 2013

The following should be read in conjunction with the previously referenced financial statements:

Schedule II
Valuation and Qualifying Accounts

(Thousands)

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions Returns and Write-Offs	Balance at End of Year
Year ended December 31, 2012				
Allowance for doubtful accounts	**$ 1,200**	**$ 464**	**$ (302)**	**$ 1,362**
Year ended December 31, 2011				
Allowance for doubtful accounts	1,743	215	(758)	1,200
Year ended December 31, 2010				
Allowance for doubtful accounts	1,971	403	(631)	1,743

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions Returns and Write-Offs	Balance at End of Year
Year ended December 31, 2012				
Income tax valuation allowance	**$ —**	**$ 1,146**	**$ —**	**$ 1,146**
Year ended December 31, 2011				
Income tax valuation allowance	—	—	—	—
Year ended December 31, 2010				
Income tax valuation allowance	3,495	—	(3,495)	—

C. Exhibits

		Page
3.1	Restated Certificate of Incorporation	(a)
3.2	Amended and Restated By-laws of the Company	(b)
4.1	Rights Agreement, dated as of January 27, 2005	(c)
4.2	Amendment No. 1 to Rights Agreement by and between Calgon Carbon Corporation and Registrar and Transfer Company dated December 18, 2012	(d)
10.1*	Calgon Carbon Corporation 2008 Equity Incentive Plan	(e)
10.2*	1993 Non-Employee Directors' Stock Option Plan, as amended	(f)
10.3*	1997 Directors' Fee Plan	(g)
10.4*	1999 Non-Employee Directors' Phantom Stock Unit Plan, as amended	(h)
10.3	First Amended and Restated Credit Agreement, dated November 17, 2011	(i)
10.4*	Employment Agreement between Calgon Carbon Corporation and Gail A. Gerono, dated February 5, 2010	(j)
10.5*	Employment Agreement between Calgon Carbon Corporation and Robert P. O'Brien, dated February 5, 2010	(k)
10.6*	Employment Agreement between Calgon Carbon Corporation and Richard D. Rose, dated February 5, 2010	(l)
10.7*	Employment Agreement between Calgon Carbon Corporation and James A. Sullivan, dated February 5, 2010	(m)
10.8*	Employment Agreement between Calgon Carbon Corporation and Stevan R. Schott, dated February 14, 2011	(n)
10.9	Redemption, Asset Transfer and Contribution Agreement by and among Calgon Mitsubishi Chemical Corporation, Mitsubishi Chemical Corporation and Calgon Carbon Corporation, dated February 12, 2010	(o)
10.10	Form of Indemnification Agreement, dated February 25, 2010	(p)
10.11	Loan Agreement among Calgon Mitsubishi Chemical Corporation (now known as Calgon Carbon Japan KK), Calgon Carbon Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated March 31, 2010	(q)
10.12	Specialized Overdraft Account Agreement among Calgon Mitsubishi Chemical Corporation (now known as Calgon Carbon Japan KK), Calgon Carbon Corporation and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated March 31, 2010	(r)
10.13	Contract Amendment Document by and among The Bank of Tokyo-Mitsubishi UJF, Ltd., Calgon Carbon Japan KK and Calgon Carbon Corporation, dated March 31, 2011	(s)
10.14*	Employment Contract and Confirmation Letters by and between Chemviron Carbon, Belgian branch of Calgon Carbon Corporation and Reinier Keijzer, dated October 1, 2007	(t)
10.15*	Letter of Appointment by and between Calgon Carbon Asia Pte. Ltd. and Allan Singleton, dated September 21, 2011 and effective October 1, 2011	(u)
10.16*	Agreement on Future Continuation of UK Employment Contract by and between Chemviron Carbon Limited and Allan Singleton, dated September 21, 2011	(v)
10.17*	English translation of the Termination Agreement by and between Calgon Carbon Corporation, with its Belgian branch, Chemviron Carbon, and C.H.S. (Kees) Majoor, dated as of December 29, 2011	(w)
10.18	Service Contract for the Supply, Placement, Removal and Thermal Reactivation of Granular Activated Carbon by and between Calgon Carbon Corporation and the City of Phoenix, Arizona entered into on March 9, 2012	(x)
10.19*	Form of Amendment #1 to Employment Agreement	(y)
10.20*	Offer Letter by and between Calgon Carbon Corporation and Randall S. Dearth dated June 26, 2012	(z)
10.21*	Director Compensation Letter by and between Calgon Carbon Corporation and Randall S. Dearth dated June 26, 2012	(aa)
10.22*	Employment Agreement by and between Calgon Carbon Corporation and Randall S. Dearth to be effective August 1, 2012	(bb)
10.23*	Confidential Separation Agreement and Release by and between Calgon Carbon Corporation and John S. Stanik dated as of July 31, 2012	(cc)
10.24*	Agreement for Consulting Services by and between Calgon Carbon Corporation and John S. Stanik dated as of July 31, 2012	(dd)
10.25	Letter Agreement Regarding Fixed Dollar Accelerated Share Repurchase Transaction, by and between Morgan Stanley & Co. LLC and Calgon Carbon Corporation dated November 20, 2012	(ee)
14.1	Code of Business Conduct and Ethics	Filed herewith

21.0	The wholly owned subsidiaries of the Company at December 31, 2012 are Chemviron Carbon GmbH, a German corporation; Calgon Carbon Canada, Inc., an Ontario corporation; Chemviron Carbon Ltd., a United Kingdom corporation; Calgon Carbon Investments, Inc., a Delaware corporation; Charcoal Cloth (International) Limited, a United Kingdom corporation; Charcoal Cloth Limited, a United Kingdom corporation; Waterlink (UK) Holdings Ltd., a United Kingdom corporation, Sutcliffe Croftshaw Limited, a United Kingdom corporation; Sutcliffe Speakman Limited, a United Kingdom corporation; Sutcliffe Speakman Carbons Ltd., a United Kingdom corporation; Lakeland Processing Limited, a United Kingdom corporation; Sutcliffe Speakmanco 5 Ltd., a United Kingdom corporation; Chemviron Carbon ApS, a Danish corporation, Chemviron Carbon AB, a Swedish corporation; Calgon Carbon (Tianjin) Co., Limited., a Chinese corporation; Datong Carbon Corporation, a Chinese corporation; Calgon Carbon Asia PTE Limited, a Singapore corporation; BSC Columbus, LLC, a Delaware limited liability company; CCC Columbus, LLC, a Delaware limited liability company; Hyde Marine, Inc., an Ohio corporation, Calgon Carbon (Suzhou) Co., Ltd., a Chinese corporation; Calgon Carbon Hong Kong Limited, a Hong Kong corporation; Calgon Carbon Japan KK, a Japanese corporation; Calgon Carbon Holdings, LLC , a Delaware limited liability company; Calgon Carbon Mexico S. de R.L. de C.V., a Mexican corporation ; Calgon Carbon Payco S. de R.L. de C.V., a Mexican corporation; Calgon Carbon Sistemas de Filtração Importação e Exportação Ltda., a Brazilian corporation and 20% of Calgon Carbon (Thailand) Company Limited, a Thailand corporation	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
31.1	Rule 13a-14(a) Certification of Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a) Certification of Chief Financial Officer	Filed herewith
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema Document	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	

Note: *The Registrant hereby undertakes to furnish, upon request of the Commission, copies of all instruments defining the rights of holders of long-term debt of the Registrant and its consolidated subsidiaries. The total amount of securities authorized thereunder does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis.*

(a) Incorporated herein by reference to Exhibit 3.1 to the Company's report on Form 10-Q filed for the fiscal quarter ended June 30, 2009 (File No. 001-10776).
(b) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed December 19, 2011 (File No. 001-10776).
(c) Incorporated herein by reference to Exhibit 4.1 to the Company's report on Form 10-Q for the quarter ended September 30, 2012 (File No. 001-10776).
(d) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed December 21, 2012 (File No. 001-10776).
(e) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed May 15, 2008 (File No. 001-10776).
(f) Incorporated herein by reference to Exhibit 10.3 to the Company's report on Form 10-K filed for the fiscal year ended December 31, 2005 (File No. 001-10776).
(g) Incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 10-K filed for the fiscal year ended December 31, 2010 (File No. 001-10776).
(h) Incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 10-K filed for the fiscal year ended December 31, 2005 (File No. 001-10776).
(i) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed November 21, 2011 (File No. 001-10776).
(j) Incorporated herein by reference to Exhibit 10.3 to the Company's report on Form 8-K filed February 5, 2010 (File No. 001-10776).
(k) Incorporated herein by reference to Exhibit 10.4 to the Company's report on Form 8-K filed February 5, 2010 (File No. 001-10776).
(l) Incorporated herein by reference to Exhibit 10.5 to the Company's report on Form 8-K filed February 5, 2010 (File No. 001-10776).
(m) Incorporated herein by reference to Exhibit 10.6 to the Company's report on Form 8-K filed February 5, 2010 (File No. 001-10776).
(n) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed February 15, 2011 (File No. 001-10776).
(o) Incorporated herein by reference to Exhibit 10.12 to the Company's report on Form 10-K filed for the fiscal year ended December 31, 2009 (File No. 001-10776).
(p) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed March 3, 2010 (File No. 001-10776).
(q) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed April 1, 2010 (File No. 001-10776).
(r) Incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 8-K filed April 1, 2010 (File No. 001-10776).
(s) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed April 4, 2011 (File No. 001-10776).
(t) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed October 20, 2011 (File No. 001-10776).
(u) Incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 8-K filed October 20, 2011 (File No. 001-10776).
(v) Incorporated herein by reference to Exhibit 10.3 to the Company's report on Form 8-K filed October 20, 2011 (File No. 001-10776).
(w) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed January 4, 2012 (File No. 001-10776).
(x) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed March 14, 2012 (File No. 001-10776).
(y) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed May 15, 2012 (File No. 001-10776).
(z) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed June 27, 2012 (File No. 001-10776).
(aa) Incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 8-K filed June 27, 2012 (File No. 001-10776).
(bb) Incorporated herein by reference to Exhibit 10.3 to the Company's report on Form 8-K filed June 27, 2012 (File No. 001-10776).
(cc) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed August 3, 2012 (File No. 001-10776).
(dd) Incorporated herein by reference to Exhibit 10.2 to the Company's report on Form 8-K filed August 3, 2012 (File No. 001-10776).
(ee) Incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 8-K filed November 21, 2012 (File No. 001-10776).

**Management contract or compensatory plan, contract or arrangement required to be filed by Item 601(b)(10)(iii) of Regulation S-K.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Calgon Carbon Corporation
By /s/ RANDALL S. DEARTH
Randall S. Dearth
President and Chief Executive Officer
February 27, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/S/ RANDALL S. DEARTH **Randall S. Dearth**	President and Chief Executive Officer (Principal Executive Officer)	February 27, 2013
/S/ STEVAN R. SCHOTT **Stevan R. Schott**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2013
/S/ SETH E. SCHOFIELD **Seth E. Schofield**	Chairman	February 27, 2013
/S/ J. RICH ALEXANDER **J. Rich Alexander**	Director	February 27, 2013
/S/ ROBERT W. CRUICKSHANK **Robert W. Cruickshank**	Director	February 27, 2013
/S/ WILLIAM J. LYONS **William J. Lyons**	Director	February 27, 2013
/S/ WILLIAM R. NEWLIN **William R. Newlin**	Director	February 27, 2013
/S/ JULIE S. ROBERTS **Julie S. Roberts**	Director	February 27, 2013
/S/ TIMOTHY G. RUPERT **Timothy G. Rupert**	Director	February 27, 2013

Board of Directors

J. Rich Alexander (1)
Retired Executive Vice President,
PPG Industries, Inc.

Robert W. Cruickshank (2) (3) (4)
Trustee, Corporate Director & Investor

Randall S. Dearth
President and Chief Executive Officer,
Calgon Carbon Corporation

William J. Lyons (1) (3)
Retired Executive Vice President and Chief Financial Officer,
CONSOL Energy Inc.

William R. Newlin (1)
Chairman,
Newlin Investment Company LLC

Julie S. Roberts (2) (4)
President,
JSRoberts Consulting, LLC

Timothy G. Rupert (2) (3) (4)
Retired President and Chief Executive Officer,
RTI International Metals, Inc.

Seth E. Schofield (3)
Retired Chairman and Chief Executive Officer,
USAir Group (currently US Airways),
Chairman, Calgon Carbon Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Corporate Governance Committee

Corporate Officers

James A. Coccagno
Vice President, Global Procurement and Strategic Initiatives

Randall S. Dearth
President and Chief Executive Officer

Gail A. Gerono
Vice President, Investor Relations and Communications

Reinier Keijzer
Vice President, Europe

Robert P. O'Brien
Executive Vice President and Chief Operating Officer

Richard D. Rose
Senior Vice President, General Counsel and Secretary

Stevan R. Schott
Senior Vice President and Chief Financial Officer

Allan Singleton
Vice President, Asia

James A. Sullivan
Senior Vice President, Americas

Information for Shareholders

Corporate Office

Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205
(412) 787-6700

Mailing Address:
500 Calgon Carbon Drive
Pittsburgh, PA 15205

E-mail:
info@calgoncarbon.com

Website:
www.calgoncarbon.com

Stock Market

Calgon Carbon Corporation's Common Stock is publicly traded on the New York Stock Exchange under the symbol CCC.

Form 10-K

The Calgon Carbon Corporation Form 10-K for 2012 is contained in this Annual Report. Copies of any exhibits to the Form 10-K are available by written, telephone, or e-mail request to:
Gail A. Gerono
Investor Relations
Calgon Carbon Corporation
(412) 787-6795
ggerono@calgoncarbon-us.com

Transfer Agent And Registrar

First Class, Registered,
Certified Mail or Overnight Courier:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948 toll free

Questions and Inquiries:
www.rtco.com

Investor Relations

Gail A. Gerono
Investor Relations
Calgon Carbon Corporation
500 Calgon Carbon Drive
Pittsburgh, PA 15205
ggerono@calgoncarbon-us.com

Independent Auditors

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Sales Representation in the United States

Los Angeles, California
San Francisco, California
Chicago, Illinois
New York, New York
Portland, Oregon
Philadelphia, Pennsylvania
Pittsburgh, Pennsylvania
Houston, Texas
Charlottesville, Virginia

European Sales Offices

Chemviron Carbon
- Feluy, Belgium
- Beverungen, Germany
- Gothenburg, Sweden
- Ashton-in-Makerfield, UK
- Houghton-le-Spring, UK

Asian Sales Offices

Beijing, China
Guangzhou, Guangdong Province, China
Suzhou, Jiangsu Province, China
Singapore
Taipei, Taiwan

Calgon Carbon Japan

Osaka, Japan
Tokyo, Japan

South American Sales Offices

São Paulo, Brazil
Mexico City, Mexico

Plant Locations

Feluy, Belgium
Tianjin, China
Suzhou, Jiangsu Province, China
Fukui, Fukui Prefecture, Japan
Ashton-in-Makerfield, UK
Grays, UK
Houghton-le-Spring, UK
Gila Bend, Arizona, U.S.
Blue Lake, California, U.S.
Catlettsburg, Kentucky, U.S.
Pearlington, Mississippi, U.S.
Columbus, Ohio, U.S.
Coraopolis, Pennsylvania, U.S.
Neville Island, Pennsylvania, U.S. (two plants)

Joint Venture

Calgon Carbon (Thailand) Company Ltd.
Nakornrachasima, Thailand

Hyde Marine, Inc.

Cleveland, Ohio, U.S.
Copenhagen, Denmark
Hong Kong
Pittsburgh, Pennsylvania, U.S.

The CEO/CFO certifications required to be filed with the SEC regarding the quality of the Corporation's public disclosures are Exhibits 31.1, 31.2, 32.1 and 32.2 to its Annual Report on Form 10-K filed for the period ending December 31, 2012. The Company also has filed with the New York Stock Exchange the CEO certification in accordance with the filing requirements of NYSE Rule 303A.12(a).


CalgonCarbon

Calgon Carbon Corporation
500 Calgon Carbon Drive
Pittsburgh, PA 15205
www.calgoncarbon.com


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FSC® C101537
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